Exhibit 99.2

TECHNICAL REPORT AND

INITIAL MINERAL RESOURCE ESTIMATE

OF THE

BÉGIN-LAMARCHE PHOSPHATE PROPERTY,

SAGUENAY – LAC SAINT-JEAN REGION,

NORTHERN QUĖBEC

UTM NAD83 ZONE 19N 326,000 m EAST AND 5,403,000 m NORTH,

or 71°21’51” WEST LONGITUDE AND 48°45’21” NORTH LATITUDE

FOR

FIRST PHOSPHATE CORP.

NI 43-101 & 43-101F1

TECHNICAL REPORT

FINAL

Antoine Yassa, P.Geo.

P&E Mining Consultants Inc.

Report 466

Effective Date: September 9, 2024

Signing Date: October 31, 2024

Table of Contents
1.0	SUMMARY			1
	1.1	Property Description and Location		1
	1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography		1
	1.3	History		2
	1.4	Geological Setting, Mineralization, Deposit Type		2
	1.5	Exploration and Drilling		3
	1.6	Sample Analyses and Data Verification		3
	1.7	Mineral Processing and Metallurgical Testing		3
	1.8	Mineral Resource Estimate		3
	1.9	Conclusions and Recommendations		7
2.0	INTRODUCTION AND TERMS OF REFERENCE			9
	2.1	Terms of Reference		9
	2.2	Site Visit		9
	2.3	Sources of Information		9
	2.2	Units and Currency		10
3.0	RELIANCE ON OTHER EXPERTS			17
4.0	PROPERTY DESCRIPTION AND LOCATION			18
	4.1	Location		18
	4.2	Property Description and Mineral Tenure		19
	4.3	Property Acquisition		19
	4.4	Mining Rights in Québec		20
		4.4.1	The Claim	20
		4.4.2	The Mining Lease	21
		4.4.3	The Mining Concession	21
	4.5	Environment, Permitting, Social License		21
	4.6	Additional Properties of Interest		22
	4.7	Comments on Section 4		23
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			24
	5.1	Access		24
	5.2	Climate		24
	5.3	Infrastructure		25
	5.4	Physiography		27
6.0	HISTORY			28
	6.1	Exploration History		28
		6.1.1	1995	28
		6.1.2	2009	28
		6.1.3	2018 Secova Metals Corp.	37
		6.1.4	2020 to 2022	38
		6.1.4.1	Geological Work	38
		6.1.4.2	Geophysical Work	40
	6.2	Historical Resource Estimates		43
	6.2	Mineral Resource Estimates		43
	6.3	Past Production		43

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7.0	GEOLOGICAL SETTING AND MINERALIZATION			44
	7.1	Regional Geology		44
	7.2	Local and Property Geology		45
	7.3	Deposit Geology		47
	7.4	Mineralization		49
8.0	DEPOSIT TYPES			57
9.0	EXPLORATION			62
	9.1	Geological Reconnaissance and Sampling		62
	9.2	Airborne Magnetic Survey		67
	9.3	Petrographic Study		68
	9.4	Bulk Sampling		69
10.0	DRILLING			71
	10.1	2023 Drill Program		71
	10.2	2024 Drill Program		75
		10.2.1	Mountain Zone	80
		10.2.2	Northern Zone	82
		10.2.3	Southern Zone	84
11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY			87
	11.1	Sample Preparation and Security		87
	11.2	Bulk Density Determinations		88
	11.3	Quality Assurance/Quality Control Review		88
		11.3.1	Performance of Homemade Reference Materials	88
		11.3.2	Performance of Blank Material	92
		11.3.3	Performance of Lab Pulp Duplicates	93
	11.4	Conclusion		94
12.0	DATA VERIFICATION			95
	12.1	Drill Hole Database Verification		95
		12.1.1	Assay Verification	95
		12.1.2	Drill Hole Data Verification	95
	12.2	2024 P&E Site Visit and Independent Sampling		95
	12.3	Conclusion		97
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			98
	13.1	Metallurgical Sample		98
	13.2	Mineralogy		99
		13.2.1	Mineral Content and Distribution	99
		13.2.2	Apatite	101
		13.2.3	Mineral Liberation and Exposure	101
	13.3	Mineral Processing Testwork		104
		13.3.1	Comminution Tests	104
		13.3.2	LIMS Magnetic Separation	105
		13.3.3	Flotation Concentration	105
	13.4	Recommended Next Steps		107
14.0	MINERAL RESOURCE ESTIMATES			109
	14.1	Introduction		109
	14.2	Database		109

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	14.3	Data Verification	110
	14.4	Domain Interpretation	110
	14.5	Rock Code Determination	111
	14.6	Wireframe Constrained Assays	111
	14.7	Compositing	112
	14.8	Grade Capping	114
	14.9	Variography	116
	14.10	Bulk Density	116
	14.11	Block ModelLing	116
	14.12	Mineral Resource Classification	117
	14.13	P2O5 Cut-off Calculation	117
	14.14	Mineral Resource Estimate	118
	14.15	Confirmation of Estimate	119
15.0	MINERAL RESERVE ESTIMATES		123
16.0	MINING METHODS		124
17.0	RECOVERY METHODS		125
18.0	PROJECT INFRASTRUCTURE		126
19.0	MARKET STUDIES AND CONTRACTS		127
20.0	ENVIRONMENTAL STUDIES, PERMITS, AND SOCIAL OR COMMUNITY IMPACTS		128
21.0	CAPITAL AND OPERATING COSTS		129
22.0	ECONOMIC ANALYSIS		130
23.0	ADJACENT PROPERTIES		131
24.0	OTHER RELEVANT DATA AND INFORMATION		133
25.0	INTERPRETATION AND CONCLUSIONS		134
26.0	RECOMMENDATIONS		137
27.0	REFERENCES		139
28.0	CERTIFICATES		143

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List of Tables

Table 1.1 Pit-Constrained Mineral Resource Estimate at 2.5% P2O5 Cut-off (1-4)	4
Table 1.2 Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-off*	6
Table 1.3 Cost Estimates for Recommended Program	8
Table 2.1 Qualified Person Responsible for this Technical Report	10
Table 2.2 Terminology and Abbreviations	11
Table 2.3 Unit Measurement Abbreviations	15
Table 5.1 Monthly Weather Statistics for the City of Saguenay	25
Table 6.1 Summary Assay Results from the Bégin Area	31
Table 6.2 Summary of 2021 Sampling Assay Results	42
Table 7.1 Drill Core Sampling and Average Whole-Rock Geochemistry	49
Table 7.2 Modal Abundance of Major Minerals Using SEM-MLA*	51
Table 7.3 Ranges of Chemical Compositions of Major Minerals from the Bégin-Lamarche Deposit	54
Table 8.1 Comparison of Igneous and Sedimentary Hosted Type of Phosphate Mineral Deposits	57
Table 10.1 Significant Mineralized Intervals from the 2023 Drill Program	74
Table 10.2 Technical Parameters of the 2023 Drill Holes	74
Table 10.3 Technical Parameters of the 2024 Drill Program	77
Table 10.4 Significant Mineralized Intervals in the 2024 Mountain Zone Drill Program	80
Table 10.5 Significant Mineralized Intervals from the 2024 Northern Zone Drilling	82
Table 10.6 Significant Mineralized Intervals in the 2024 Southern Zone Drill Program	84
Table 13.1 SGS Bégin-Lamarche Composite Sample Comparison to Lac Orignal	98
Table 13.2 Bégin -Lamarche Composite Sample Fraction Mineral Content	100
Table 13.3 Bégin-Lamarche Apatite Mineral Composition	101
Table 13.4 LIMS Magnetic Separation, Bégin-Lamarche Composite	105
Table 13.5 Flotation Test (F15) Metallurgical Balance	106
Table 14.1 Basic Statistics of Assay Database	109
Table 14.2 Rock Codes Used for the Mineral Resource Estimate	111
Table 14.3 Wireframe Constrained Assay Summary	111
Table 14.4 Composite Summary	113
Table 14.5 Grade Capping Values	115
Table 14.6 Block Model Definition	116
Table 14.7 Block Model Interpolation Parameters	117
Table 14.8 Pit-Constrained Mineral Resource Estimate at 2.5% P2O5 Cut-off (1-4)	118
Table 14.9 Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-off	119
Table 14.10 Average Grade of Composite Comparison with Block Model	120
Table 26.1 Cost Estimates for Recommended Program	138

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List of Figures

Figure 4.1	Location of Bégin-Lamarche Property, Québec	18
Figure 4.2	Claim Map of the Bégin-Lamarche Property	19
Figure 4.3	Location of Additional First Phosphate Properties in the Saguenay Region of Northern Québec	23
Figure 5.1	Access to the Bégin-Lamarche Property and Project	24
Figure 5.2	Regional Infrastructure	26
Figure 6.1	Outcrops in the Bégin Property Area	29
Figure 6.2	Location of Outcrop Samples on Magnetic Map	30
Figure 6.3	Anorthosite with Clinopyroxene Phenocrysts in Outcrop PS-BG-09-005	32
Figure 6.4	Shear Zone Cutting Anorthosite in Outcrop LG-BG-09.006	33
Figure 6.5	Transitional Gabbro Unit in Outcrop LG-BG-09-019	34
Figure 6.6	Troctolite Unit in Outcrop LG-BG-09-026	35
Figure 6.7	Corona Texture of Clinopyroxene Around Orthopyroxene Grains in Outcrop PS-BG-09-043	36
Figure 6.8	Work Locations on the Peribonkin Bégin Property in 2018	38
Figure 6.9	Access Roads and Sampled Locations	39
Figure 6.10	Sampled Locations at the B159 and B149 Showings	40
Figure 6.11	Mineralized Sample from the B159 Showing	41
Figure 7.1	Geological Map Showing the Location of the LSJA Suite in the Grenville Province, Québec	45
Figure 7.2	Geological Map of the LSJA Suite and Surrounding Rocks	46
Figure 7.3	Property Scale Geological Map	47
Figure 7.4	Mineralized Zones of the Bégin-Lamarche Phosphate Deposit	48
Figure 7.5	Massive Apatite Intervals in Northern Zone Core from Drill Hole BL-24-82	49
Figure 7.6	Major Silicate Minerals Present the Host Rocks of the Bégin-Lamarche Deposit	53
Figure 7.7	Apatite Mineralization at Bégin-Lamarche Deposit	55
Figure 7.8	Major Oxide Minerals at Bégin-Lamarche	56
Figure 8.1	Ternary Diagram of Gabbroic Rocks	58
Figure 8.2	Average Grade Versus Tonnage for Major Igneous Phosphate Deposits Worldwide	59
Figure 8.3	Generally Accepted Model for the Origin of Anorthosite	60
Figure 8.4	Model for Anorthosite Complex Development	61
Figure 8.5	Model for Magmatic Differentiation of Anorthosite	61
Figure 9.1	Location of the Surveyed Areas	62
Figure 9.2	Location of Samples and Results for Targets 1 and 2	64
Figure 9.3	Location of Samples and Results for Target 3	65
Figure 9.4	Location of Samples and Results for the Mountain Zone	66
Figure 9.5	Very High-Resolution Magnetic Survey	68
Figure 9.6	Photograph Showing Excavation of the Bulk Sample	70
Figure 9.7	Photograph of a Rock Sample Taken from the Bulk Sample	70
Figure 10.1	Interpretation of the Phosphate Layers from the 2023 Drill Holes	72
Figure 10.2	Drill Holes Location Map on DV1 Magnetic Map	73
Figure 10.3	Map Showing the 2024 Drill Program at Bégin-Lamarche	76

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Figure 10.4	Cross-Sectional Projection of the Mountain Zone	81
Figure 10.5	Cross-Sectional Projection of the Northern Zone	83
Figure 10.6	Cross-Sectional Projection of the Southern Zone	86
Figure 11.1	HRM Standard Results for Std-1: P2O5	89
Figure 11.2	HRM Standard Results for Std-2: P2O5	90
Figure 11.3	HRM Standard Results for Std-1B: P2O5	91
Figure 11.4	HRM Standard Results for Std-2B: P2O5	92
Figure 11.5	Results For Blank Material: P2O5	93
Figure 11.6	Scatter Plot of Actlabs Lab Pulp Duplicates: P2O5	94
Figure 12.1	P&E Site Visit Results for P2O5	96
Figure 12.2	P&E Site Visit Results for TiO2	96
Figure 12.3	P&E Site Visit Results for Fe2O3	97
Figure 13.1	Apatite Association of Ground Composite	102
Figure 13.2	Iron Oxide Association of Ground Composite	103
Figure 13.3	Ilmenite Association of Ground Composite	104
Figure 14.1	Grade-Tonne Curve ID2 Versus NN Interpolation	120
Figure 14.2	P2O5 Grade Swath Plot Easting	121
Figure 14.3	P2O5 Grade Swath Plot Northing	122
Figure 14.4	P2O5 Grade Swath Plot Elevation	122
Figure 23.1	Adjacent Properties Map	132

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1.0	SUMMARY

P&E Mining Consultants Inc. (“P&E”) was contracted by First Phosphate Corporation (“First Phosphate” or the “Company”) to prepare an independent Technical Report (“Report”) and initial Mineral Resource Estimate (“MRE”) of the Bégin-Lamarche Phosphate Property (“the Property” or “Project”), Saguenay – Lac-Saint-Jean Region, northern Québec. First Phosphate is a public company registered in British Columbia and listed on the Canadian Securities Exchange, where it trades under the symbol PHOS. The Company’s head office is located in the City of Vancouver, British Columbia.

1.1	PROPERTY DESCRIPTION AND LOCATION

The Bégin-Lamarche Property is located ~270 km north of Québec City, Québec and ~75 km northwest of the City of Saguenay, Québec. The Property consists of 688 contiguous CDC claims with a total area of 38,610 ha. First Phosphate fully owns the 688 claims. All the Property claims are registered with the Ministry of Natural Resources and Forests (“MRNF”). All the claims are in good standing as of the effective date of this Report.

1.2	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Bégin-Lamarche Property is accessible via ~50 km driving-distance on highways 170 and 172 west and northwest of the City of Saguenay. These highways connect by secondary and tertiary roads to the Property. The Bégin-Lamarche Project, which includes the area of the current Mineral Resources, is located within the limits of the Municipality of Bégin and ~9 km north of the Town of Bégin and around the Town of Lamarche.

The Saguenay region has a humid continental- type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C) with very cold winters (average −21.1°C in January) and relatively cool summers (24.1°C on average in July).

The Saguenay - Lac Saint-Jean Region has a population of 280,000 inhabitants (Census Canada, 2021) and extensive industrial, agricultural, forestry and tourist industries. The region also has a significant hydro-electric system (owned by Rio Tinto) to produce electricity for the aluminum production and transformation industries. The University of Québec at Chicoutimi in the City of Saguenay houses a well-known geological department. The nearby mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine is the Niobec Niobium Mine operated by Magris Resources.

The City of Saguenay is the sixth largest city in Québec, with an airport, a skilled industrial workforce, and established local infrastructure. Deep-water all-season port facilities at the Port of Saguenay, 30 road-km away, are linked by the Saguenay River to the St. Lawrence River at the Town of Tadoussac and, ultimately, the Atlantic Ocean. The Company has signed a Memorandum of Understanding with the Port of Saguenay to secure access and development space at the port facilities. Furthermore, the port of Bécancour is located 260 km south-southeast of the City of Saguenay and is accessible by Highway Road 172 west to Highway 169, and then south along Highway 155 to the City of Trois-Rivieres. There are regularly scheduled flights to Saguenay from the City of Montréal.

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The topography of the Property consists of small hills containing numerous outcrops and small valleys covered with a thick layer of overburden. Vegetation is a mixed forest of deciduous and coniferous trees with a few lakes.

1.3	HISTORY

Historically, exploration work in the Bégin-Lamarche region focused mainly on industrial minerals and dimensional stone. In the 1970s, the region was mapped by Provincial Government teams, with a focus on a large anorthosite complex. In 1986 and 1996, lake sediment samples and stream sediment samples returned anomalous values in nickel, copper and cobalt.

From the mid-1990s to 2022, Virginia Gold Mines, Secova Metals and local prospectors completed geophysical, lithogeochemical, and geological surveys designed to detect mainly the presence of massive magmatic sulphide mineralization associated with anorthosite. Disseminated Ni-Cu-Co sulphide mineralization showings and phosphate mineralization occurrences were found.

First Phosphate interest in the Bégin-Lamarche area stemmed from the presence of a 7 km long, southwesterly trending airborne anomaly and two historical grab samples taken by prospectors that returned results of 10.5% and 12.0% P2O5 (phosphorus pentoxide) in a cumulate rock type with >90% oxide (magnetite and ilmenite) and apatite. In 2022, First Phosphate purchased the northern part of the Bégin Property from the local prospectors, expanded it through staking and additional acquisition deals, and commenced exploration for magmatic phosphate mineralization.

1.4	GEOLOGICAL SETTING, MINERALIZATION, DEPOSIT TYPE

The Bégin-Lamarche Phosphate Deposit is hosted in an oxide-apatite gabbro intrusion within the large Proterozoic age Lac-Saint-Jean-Anorthosite (“LSJA”) Suite in the Grenville Province, Québec. The LSJA is the largest phosphate mineralized anorthosite complex worldwide.

The Deposit extends for 2,500 m along strike, dips steeply, and is internally offset along cross-cutting faults into three mineralized zones: 1) the Southern Zone; 2) the Northern Zone; and 3) the Mountain Zone. The Southern Zone is the largest, consisting of four phosphate layers up to 200 m thick, and extends for 1,700 m along strike. The Northern Zone consists of two phosphate layers ranging from 100 to 200 m in thickness and extends for 600 m along strike. The Mountain Zone is a single phosphate-bearing somewhat elongated mass up to 200 m in diameter and 250 m in length. Drilling at the Mountain Zone intersected massive apatite (phosphate-bearing mineral) layers up to 2 m thick.

Bégin-Lamarche is an anorthosite massif-hosted phosphate (apatite) mineral deposit.

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1.5	EXPLORATION AND DRILLING

In 2023 and 2024, First Phosphate has carried out geological reconnaissance and sampling programs, an airborne magnetic survey, a petrographic study, bulk sampling for metallurgical testing, and diamond drilling programs. In 2023, 21 drill holes were completed for a total of 4,461 m of NQ drill core. Between January and April 2024, 99 drill holes were completed for a total of 25,929 m. In total, First Phosphate has completed 120 drill holes for 30,390 m on the Property.

1.6	SAMPLE ANALYSES AND DATA VERIFICATION

It is the Author’s opinion that sample preparation, security and analytical procedures for the Bégin-Lamarche Project 2023 to 2024 drill program were adequate, and that the data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and 5 to 10% umpire samples of all future drill core samples at a reputable secondary laboratory.

Verification of the Bégin-Lamarche Project data, used for the current Mineral Resource Estimate, was undertaken by the Authors, and included a site visit sample, due diligence sampling, verification of drilling assay data, and assessment of the available QA/QC data for the recent drilling data. The Authors consider that there is satisfactory correlation between the P2O5, TiO2 and Fe2O3 assay values in First Phosphate’s database and the independent verification samples collected by the Authors and analysed at SGS. The Authors consider that sufficient verification of the Project data has been undertaken and that the supplied data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate.

1.7	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork has been carried out by SGS at their Québec City facility with additional support by SGS Lakefield, Ontario. Recent test results have confirmed that an apatite concentrate can be produced assaying 40% P2O5 and at over 90% recovery. Additional metallurgical test results indicate that the Bégin-Lamarche Deposit may have the potential to produce two other, possibly marketable concentrates: 1) an iron oxide (magnetite) concentrate; and 2) a titanium dioxide (ilmenite) concentrate. Further metallurgical testing is required.

1.8	MINERAL RESOURCE ESTIMATE

The Mineral Resources are considered by the Authors to be amenable to open pit mining methods. The Mineral Resource Estimate is listed in Table 1.1 with an effective date of September 9, 2024. At a cut-off grade of 2.5% P2 O5, the Bégin-Lamarche Deposit contains 41.5 Mt grading 6.49% P2O5 (phosphorus pentoxide), 10.69% Fe2O3 (iron oxide), and 3.31% TiO2 (titanium dioxide) in pit-constrained Indicated Mineral Resources and 214.0 Mt grading 6.01% P2O5, 10.89% Fe2O3 and 3.63% TiO2 in pit-constrained Inferred Mineral Resources. Contained metal contents are 2,692 kt of P2O5, 4.4 Mt of Fe2O3 and 1,372 kt of TiO2 in Indicated Mineral Resources and 12,851 kt of P2O5, 23.3 Mt Fe2O3 and 7,773 kt TiO2 in Inferred Mineral Resources.

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Table 1.1 Pit-Constrained Mineral Resource Estimate at 2.5% P2O5 Cut-off (1-4)
Class- ification	Zone	Tonnes (Mt)	P2O5 (%)	P2O5 (kt)	Fe2O3 (%)	Fe2O3 (Mt)	TiO2 (%)	TiO2 (kt)
Indicated	Mountain	9.3	8.19	758	9.95	0.9	3.23	299
	Northern	32.2	6.00	1,934	10.91	3.5	3.33	1,073
	Total	41.5	6.49	2,692	10.69	4.4	3.31	1,372
Inferred	Mountain	6.8	8.57	584	10.34	0.7	3.68	251
	Northern	44.3	6.98	3,090	11.14	5.0	3.26	1,442
	Southern	162.9	5.63	9,177	10.85	17.6	3.73	6,080
	Total	214.0	6.01	12,851	10.89	23.3	3.63	7,773

Notes: P2O5 = phosphorus pentoxide, Fe2O3 = iron (III) oxide or ferric oxide, TiO2 = titanium dioxide.

1.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3.	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4.	The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Bégin-Lamarche Mineral Resource Estimate is based on 120 drill holes totalling 29,762 m. The database contained 7,968 assays for percentage values of P2O5, Fe2O3 and TiO2.

The Bégin-Lamarche Deposit mineralized wireframes boundaries were determined from lithology, structure, and grade boundary interpretation from visual inspection of drill hole cross -sections. Seven mineralized wireframes were developed, one for the Mountain Zone, two for the Northern Zone and four for the Southern Zone. The mineralized wireframes were constructed on 50 m spaced vertical cross-sections for the Mountain and Northern Zones and 100 m spacing for the Southern Zone, with computer screen digitizing polylines on drill hole cross -sections in GEMS™. The mineralized wireframe outlines were influenced by the selection of mineralized material grading above 2.5% P2O5 that demonstrated a lithological and structural zonal continuity along strike and down dip. In some cases, mineralization grading <2.5% P2O5 was included for the purpose of maintaining mineralized zone continuity. The minimum constrained width for mineralized wireframe interpretation was 3 m of drill core length.

In order to regularize the assay sampling intervals for grade interpolation, a 3.0 m compositing length was selected for the drill hole intervals that fell within the constraints of the above-described Mineral Resource wireframe domains. Grade capping was investigated on the 3.0 m composite values in the database within the constraining domains to ensure that the possible influence of erratic high-grade values did not bias the grade interpolation. Three P2O5 values in the Mountain Zone Domain were capped at 23%, whereas no capping was required for other minerals and domains. The capped composites were utilized to develop variograms and for block model grade interpolation.

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A variography analysis was undertaken to provide a guide to determining a grade interpolation search ellipse strategy. Directional variograms were developed using the P2O5 composites for each mineralized domain where sufficient data were available. Continuity ellipses based on the observed variogram ranges were subsequently generated and utilized as the basis for grade estimation search ranges, distance weighting calculations and Mineral Resource classification criteria.

The Bégin-Lamarche block model was constructed using GEOVIA GEMS™ V6.8.4 modelling software. The block model consists of separate model attributes for estimated P2O5, Fe2O3 and TiO2 grade, rock type (mineralized domain), volume percent, bulk density, and classification. All blocks in the rock type block model were initialled with a waste rock code of 99, corresponding to the surrounding country rocks. The mineralized domain was used to code all blocks within the rock type block model that contain ≥0.1% volume within the mineralized domains. These blocks were assigned the appropriate rock type code. The overburden and topographic surfaces were subsequently utilized to assign rock codes 99 and 0, corresponding to overburden and air respectively, for all blocks ≥50% above the surfaces.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining mineralized domains. Consequently, the mineralized domain boundary was properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum percentage of any mineralized block was set to 0.1%.

The P2O5, Fe2O3 and TiO2 grade blocks were interpolated with the Inverse Distance Squared (“ID2”) method. Nearest Neighbour grade interpolation (“NN”) was utilized for validation. Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability. Ellipse search ranges and directions were based on the variograms. The average bulk density derived from the Author’s site visit sampling of 3.23 t/m3 was applied to all mineralized blocks.

It is the Author’s opinion that the drilling, assaying and exploration work on the Bégin-Lamarche Project support this Mineral Resource Estimate and are sufficient to indicate a reasonable potential for eventual economic extraction, and thus it is qualified as a Mineral Resource under the CIM definition standards. The Mineral Resource is classified as Indicated and Inferred, based on the geological interpretation, variogram performance and drill hole spacing. The Indicated Mineral Resource is initially classified for the blocks interpolated with the Pass I, which used at least three composites from a minimum of two drill holes. The Inferred Mineral Resource is classified for all remaining grade populated blocks within the mineralized domains. The classifications were adjusted by creating solids to reasonably reflect the distribution of each classification.

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The Bégin-Lamarche Mineral Resource Estimate was derived from applying a 2.5% P2O5 cut -off value to the pit-constrained block model and reporting the resulting tonnes and grades for potentially mineable areas. The P2O5 cut-off value is calculated using the parameters below:

•	US$:CAD$ Exchange Rate:	$0.75
•	P2O5 Price (32%):	US$180/t (approximate two-year trailing average)
•	P2O5 Price (40%):	US$225/t
•	P2O5 Process Recovery:	91%
•	Processing Cost:	CAD$14.00/t
•	G&A:	CAD$3.00/t
•	Mining Cost:	CAD$2.75/t (mineralized material and waste)
•	Pit Slopes:	45°

The optimized pit -constrained Mineral Resource Estimate is moderately sensitive to the selection of reporting P2O5 cut-off values, as demonstrated in Table 1.2.

Table 1.2 Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-Off*
Class	Cut-off P2O5 (%)	Tonnage (Mt)	P2O5 (%)	P2O5 (kt)	Fe2O3 (%)	Fe2O3 (Mt)	TiO2 (%)	TiO2 (kt)
Indicated	5.0	27.2	7.86	2,143	11.98	3.2	3.74	1,020
	4.5	30.5	7.53	2,298	11.71	3.5	3.65	1,113
	4.0	33.8	7.22	2,436	11.43	3.8	3.55	1,200
	3.5	36.7	6.94	2,547	11.16	4.1	3.46	1,272
	3.0	39.3	6.69	2,632	10.91	4.3	3.38	1,330
	2.5	41.5	6.49	2,692	10.69	4.4	3.31	1,373
	2.0	43.3	6.31	2,732	10.49	4.5	3.24	1,403
	1.5	44.8	6.16	2,759	10.30	4.6	3.18	1,426
	1.0	46.0	6.03	2,774	10.15	4.7	3.13	1,441
Inferred	5.0	135.8	7.16	9,732	12.13	16.5	4.03	5,470
	4.5	157.2	6.84	10,748	11.83	18.6	3.94	6,190
	4.0	178.1	6.53	11,639	11.52	20.5	3.85	6,849
	3.5	194.2	6.31	12,242	11.26	21.9	3.76	7,303
	3.0	206.1	6.13	12,633	11.05	22.8	3.69	7,605
	2.5	214.0	6.01	12,851	10.89	23.3	3.63	7,772
	2.0	218.7	5.92	12,959	10.79	23.6	3.59	7,860
	1.5	222.5	5.85	13,025	10.69	23.8	3.56	7,919
	1.0	225.6	5.79	13,064	10.60	23.9	3.53	7,958

* See notes below Table 1.1

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The Mineral Resource in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The Inferred Mineral Resource component of this grade estimate has a lower level of confidence than that applied to the Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

1.9	CONCLUSIONS AND RECOMMENDATIONS

The Bégin-Lamarche Phosphate Property contains a significant phosphorus pentoxide (P2O5) Mineral Resource that is hosted in an oxide gabbro intrusion within a large anorthosite intrusive complex. The Property has potential for delineation of additional Mineral Resources associated with extension of known anorthosite-associated magmatic mineralization zones and for discovery of new magmatic mineralization zones.

Additional exploration and pre-development study expenditures are warranted to improve the viability of the Bégin-Lamarche Phosphate Project and advance it through a Preliminary Economic Assessment (“PEA”). The Authors recommend that First Phosphate undertake the following exploration and pre-development program.

The Authors recommend additional drilling and exploration work to convert the Inferred Mineral Resources to an Indicated Mineral Resources within the Northern Zone and the Mountain Zone. The current Mineral Resource is generally open to expansion by drilling down-dip. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and also 5 to 10% umpire samples of all future drill core samples at a reputable secondary laboratory.

Additional metallurgical testwork is also recommended. Specific recommendations follow below:

1.	Bench-scale concentration tests on:
a.	Composites representing rock type and grades similar to the Indicated Mineral Resource grades of each rock type; and
b.	Pilot testing of the production of magnetite, apatite and ilmenite – confirmation of process and production of adequate sample for customer checking.

2.	Concentrate modifications:
a.	Magnetite – modification for battery iron process feed;
b.	Apatite – filtration adjustments regarding fatty acid impact;
c.	Apatite – agglomeration technology development for dust suppression and shipment; and
d.	Ilmenite – agglomeration/pelletizing-sintering – bench scale tests.

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With a view to future post-PEA level studies, the Authors recommend that geomechanical drilling be undertaken to determine the characteristics of the pit walls and the rocks forming the Bégin-Lamarche Deposit and that additional metallurgical testing be completed.

The costs to complete the recommended programs are estimated to be CAD$4.9M (Table 1.3). The recommended programs should be completed in the next 12 to 15 months.

Table 1.3 Cost Estimates for Recommended Program
Program	Units / Description	Cost Estimate (CAD$)*
Exploration
Infill Drilling	10,000 m	2,000,000
Exploration Drilling	3,000 m	600,000
Geomechanical Drilling	2,500 m	500,000
Geomechanical Drilling	Televiewer Surveys	50,000
Geomechanical Drilling for Pit Wall Slopes	1,000 m	200,000
Contingency (10%)		335,000
Subtotal Exploration		3,685,000

Preliminary Economic Assessment
Environmental, Permitting, Social Support		50,000
Mine Design		250,000
Metallurgical Testwork**	Bench-scale Concentration and Concentrate Modification Tests	510,000
Reporting		100,000
Contingency (10%)		71,000
Subtotal PEA		781,000

Administration & Overhead		200,000

Total		4,866,000

* Applicable taxes not included.

** Cost of assembling a large enough feed sample not included.

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2.0	INTRODUCTION AND TERMS OF REFERENCE

2.1	TERMS OF REFERENCE

The following Technical Report was prepared to provide a National Instrument (“NI”) 43-101 Technical Report and initial Mineral Resource Estimate of phosphate, magnetite and ilmenite mineralization contained on the Bégin-Lamarche Property, Québec, Canada, owned by First Phosphate Corporation (“First Phosphate”).

This Technical Report (the “Report”) was prepared by P&E Mining Consultants Inc. (“P&E”) for First Phosphate Corporation (CSE: PHOS, OTC: FRSPF, FSE: KDO), a public company registered in British Columbia and listed on the Canadian Securities Exchange. First Phosphate’s head office is located at:

1055 West Georgia St., 1500 Royal Centre,

P.O. Box 11117, Vancouver, B.C

V6E 4N7

This Report has an effective date of September 9, 2024.

The purpose of the Report is to provide an independent initial Mineral Resource Estimate and NI 43-101 Technical Report on the Bégin-Lamarche phosphate, magnetite, ilmenite deposit (the “Deposit”) on the Bégin-Lamarche Property. This Technical Report is prepared in accordance with the requirements of NI 43-101F1 of the Ontario Securities Commission (“OSC”) and the Canadian Securities Administrators (“CSA”). The Mineral Resources Estimates described in Section 14 of this Report are considered compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions.

2.2	SITE VISIT

Mr. Antoine Yassa, P.Geo. of P&E, an independent Qualified Person under the regulations of NI 43-101 conducted a site visit to the Property on April 9, 2024. At that time, an independent verification sampling program was completed by Mr. Yassa, the results of which are presented in Section 12 of this Report.

2.3	SOURCES OF INFORMATION

In addition to, and following the site visit, the authors (the “Authors”) of this Report held discussions with technical personnel from the Company regarding all pertinent aspects of the Project and completed a review of all available literature and documented results concerning the Property. The reader is referred to those data sources, which are listed in the References section (Section 27) of this Report, for further detail.

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This Report is based, in part, on internal Company technical reports, and maps, published government reports, Company letters, memoranda, public disclosure and public information as listed in the Section 27 of this Report. Sections from reports authored by other consultants have been directly quoted or summarized in this Report and are indicated where appropriate.

Sections 4 to 10 and 23 of this Report were prepared by William Stone, Ph.D., P.Geo., of P&E, under the supervision of Antoine Yassa, P.Geo., of P&E, who acting as a Qualified Person as defined by NI 43-101, takes responsibility for those sections of the Report as outlined in the “Certificate of Author” in Section 28. Sections 11 and 12 of this Report were prepared by Jarita Barry, P.Geo., of P&E, under the supervision of Antoine Yassa, P.Geo., who acting as a Qualified Person as defined by NI 43-101, takes responsibility for those sections of this Report as outlined in the “Certificate of Author” in Section 28. Section 13 of this Report was prepared by D. Grant Feasby, P.Eng., of P&E, under the supervision of Antoine Yassa, P.Geo., who acting as a Qualified Person as defined by NI 43-101, takes responsibility for those sections of this Report as outlined in Table 2.1 below and in the “Certificate of Author” in Section 28. Section 14 of this Report was prepared by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET, of P&E, under the supervision of Antoine Yassa, P.Geo., who acting as a Qualified Person as defined by NI 43-101, takes responsibility for those sections of this Report as outlined in Table 2.1 below and in the “Certificate of Author” in Section 28. The Author acknowledges the helpful cooperation of First Phosphate’s management and consultants, particularly Mr. Gilles Laverdière, senior consulting geologist for First Phosphate, who quickly addressed all data and material requests, and responded openly and quickly to all questions.

TABLE 2.1 QUALIFIED PERSON RESPONSIBLE FOR THIS TECHNICAL REPORT
Qualified Person	Contracted By	Report Sections
Antoine Yassa, P.Geo.	P&E Mining Consultants	1 to 28

The Author understands that this Report will support the public disclosure requirements of First Phosphate and will be filed on SEDAR+ as required under NI 43-101 disclosure regulations.

2.2	UNITS AND CURRENCY

In this Technical Report, all currency amounts are stated in Canadian dollars (“CAD$”) unless otherwise stated. At the time of this Technical Report the 24-month trailing average exchange rate between the US dollar and the Canadian dollar is 1 US$ = 1.35 CAD$ or 1 CAD$ = 0.74 US$.

Commodity prices are typically expressed in US dollars (“US$”) and are noted where appropriate. Quantities are generally stated in Système International d’Unités (“SI”) metric units including metric tons (“tonnes”, “t”) and kilograms (“kg”) for weight, kilometres (“km”) or metres (“m”) for distance, hectares (“ha”) for area, grams (“g”) and grams per tonne (“g/t”) for metal grades. Platinum group metal (“PGM”), gold and silver grades may also be reported in parts per million (“ppm”) or parts per billion (“ppb”). Copper metal values are reported in percentage (“%”) and parts per billion (“ppb”). Quantities of PGM, gold and silver may also be reported in troy ounces (“oz”), and quantities of copper in avoirdupois pounds (“lb”). Abbreviations and terminology are summarized in Table 2.2 and measurements and units are listed in Table 2.3.

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Grid coordinates for maps are given in the UTM NAD 83 Zone 19N projection or as longitude and latitude.

TABLE 2.2 TERMINOLOGY AND ABBREVIATIONS
Abbreviation	Meaning
$	dollar(s)
°	degree(s)
°C	degrees Celsius
<	less than
>	greater than
%	percent
µm	Micrometre, micron
3-D	three-dimensional
Actlabs	Activation Laboratories Ltd.
Ag	silver
AGAT	AGAT Laboratories Ltd.
Al	aluminum
Al2O3	aluminum oxide
ALS	ALS Laboratories, part of ALS Global, ALS Limited
Agreement-in-Principle of General Nature with the First Nation of
APGN	Pekuakamiulnuatsh Takuhikan regarding the Bégin-Lamarche
Property claims
AMCG	anorthosite-mangerite-charnockite-granite
an authorization (ATI), from the Ministère des Ressources naturelles
ATI	et des Forêts (MRNF), is required before conducting impact-causing exploration work in Québec
Author(s), the	the Author(s) of this Technical Report
CAD$	Canadian dollar
CaO	calcium oxide
CDC	claim désignée sur carte = map designated claim
CIM	Canadian Institute of Mining, Metallurgy, and Petroleum
Cl	chlorine
CLM	continental lithospheric mantle
cln con	cleaner concentrate
cm	centimetre(s)
Company, the	the First Phosphate Corporation company that the Report is written for
Cr	chromium
CRM	certified reference material
CSA	Canadian Securities Administrators

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TABLE 2.2 TERMINOLOGY AND ABBREVIATIONS
Abbreviation	Meaning
Cu	copper
Co	cobalt
CoV	coefficient of variation
Deposit, the	Bégin-Lamarche Deposit
$M	dollars, millions
E	east
EPMA	electron-probe micro-analysis
F	fluorine
Fe	iron
Fe2O3	iron (III) oxide or ferric oxide
Fe2O3[t]	total as iron (III) oxide
FeO	iron (II) oxide or ferrous oxide
First Phosphate	First Phosphate Corporation
g	gram
g/t	grams per tonne
Glen Eagle	Glen Eagle Resources Inc.
GNSS	Global Navigation Satellite System
GPS	Global Positioning System
H2O	water
H3PO4	phosphoric acid
ha	hectare(s)
Hg	mercury
HIMS	high intensity magnetic separation
HRM	homemade reference material
ICP-OES	inductively coupled plasma-optical emission spectrometry
ID	identification
ID2	inverse distance squared
ISO	International Organization for Standardization
ISO/IEC	International Organization for Standardization / International Electrotechnical Commission
k	thousand(s)
K2O	potassium oxide
kg	kilograms(s)
km	kilometre(s)
kt	kilotonne(s) or thousand(s) of tonne(s)
Laurentia	Laurentia Exploration Inc.
LFP	lithium iron phosphate
LiDAR	Light Detection and Ranging
LIMS	low intensity magnetic separation
LSJA	Lac-Saint-Jean-Anorthosite

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TABLE 2.2 TERMINOLOGY AND ABBREVIATIONS
Abbreviation	Meaning
M	million(s)
m	metre(s)
m3	cubic metre(s)
Ma	millions of years
Mg	magnesium
MGA	merchant grade acid
MgO	magnesium oxide
mm	millimetre
MnO	manganese (II) oxide
m/s	metres per second
MRE	Mineral Resource Estimate
MRNF	Ministry of Natural Resources and Forests
MRNQ	Ministère des Ressources Naturelles du Québec
Mt	mega tonne or million tonnes
N	north
Na2O	sodium oxide
NAD	North American Datum
Ni	nickel
NI	National Instrument
NN	nearest neighbour
No. or no.	number
Novatem	Novatem Inc.
nT	nanotesla
NTS	National Topographic System
OAGN	apatite-oxide gabbronorite
OSC	Ontario Securities Commission
P	phosphorus
P2O5	phosphorus pentoxide
P80	80% percent passing
P&E	P&E Mining Consultants Inc.
Pb	lead
PEA	Preliminary Economic Assessment
P.Eng.	Professional Engineer
P.Geo.	Professional Geoscientist
ppb	parts per billion
ppm	parts per million
Project, the	the Bégin-Lamarche Project
Property, the	the Bégin-Lamarche Property that is the subject of this Technical Report
QA	quality assurance

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TABLE 2.2 TERMINOLOGY AND ABBREVIATIONS
Abbreviation	Meaning
QA/QC	quality assurance/quality control
QC	quality control
R2	coefficient of determination
REE	rare-earth elements
Report, the or this	this NI 43-101 Technical Report
RM	reference material
Ro Tail	rougher tail
S	south
S	sulphur
SALSJ	la Suite Anorthositique de Lac-Saint-Jean
Savoy	Secova Metals Corp.
Sc	scandium
SEDAR+	System for Electronic Document Analysis and Retrieval Plus
SEM-MLA	scanning electron microprobe-mineral liberation analysis
SGS	SGS Canada Inc., SGS Société Générale de Surveillance SA., SGS SA., SGS Lakefield - SGS Minerals Services' Lakefield
Shares, the	common shares of the Company
SiO2	silicon dioxide
Sn	tin
Std or st dev	standard deviation
t	metric tonne(s)
Technical Report	this NI 43-101 Technical Report
Th	thorium
Ti	titanium
TIMA	Tescan Integrated Mineralogical Analyses
TiO2	titanium dioxide
t/m3	tonnes per cubic metre
U	uranium
US$	United States dollar(s)
UTM	Universal Transverse Mercator grid system
V	vanadium
VLF	very low frequency
Virginia	Virginia Gold Mines
W	west
Wt% or wt%	weight percent
XRF	x-ray fluorescence
Zn	zinc

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TABLE 2.3 UNIT MEASUREMENT ABBREVIATIONS
Abbreviation	Meaning	Abbreviation	Meaning
μm	microns, micrometre	m3/d	cubic metre per day
$	dollar	m3/h	cubic metre per hour
$/t	dollar per metric tonne	m3/s	cubic metre per second
%	percent sign	m3/y	cubic metre per year
% w/w	percent solid by weight	mØ	metre diameter
¢/kWh	cent per kilowatt hour	m/h	metre per hour
°	degree	m/s	metre per second
°C	degree Celsius	MHz	megahertz
cm	centimetre	Mt	million tonnes
d	day	Mtpy	million tonnes per year
ft	feet	min	minute
GWh	Gigawatt hours	min/h	minute per hour
g/mL, g/ml, g.ml	grams per millilitre	mL	millilitre
g/t	grams per tonne	mm	millimetre
h	hour	Mt	million tonnes or megatonnes
ha	hectare	MV	medium voltage
hp	horsepower	MVA	mega volt-ampere
Hz	hertz	MW	megawatts
k	kilo, thousands	oz	ounce (troy)
kg	kilogram	Pa	Pascal
kg/t	kilogram per metric tonne	pH	Measure of acidity
kHz	kilohertz	ppb	part per billion
km	kilometre	ppm	part per million
kPa	kilopascal	s	second
kt	thousands of tonnes or kilotonnes	t or tonne	metric tonne
kV	kilovolt	tpd	metric tonne per day
kW	kilowatt	t/h	metric tonne per hour
kWh	kilowatt-hour	t/h/m	metric tonne per hour per metre
kWh/t	kilowatt-hour per metric tonne	t/h/m2	metric tonne per hour per square metre
L	litre	t/m	metric tonne per month
L/s	litres per second	t/m2	metric tonne per square metre
L/min, l/min	liters per minute	t/m3	metric tonne per cubic metre

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TABLE 2.3 UNIT MEASUREMENT ABBREVIATIONS
Abbreviation	Meaning	Abbreviation	Meaning
L/h/m2, l/h/m2, L/hr/m2, l/hr/m2	liters per hour per square metre	T	short ton
lb	pound(s)	tpy	metric tonnes per year
M	million	V	volt
m	metre	W	Watt
m2	square metre	wt%	weight percent
m3	cubic metre	yr	year

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3.0	RELIANCE ON OTHER EXPERTS

The Authors of this Report have assumed, and relied on the fact, that all the information and existing technical documents listed in the References section of this Report are accurate and complete in all material aspects. Whereas the Authors have carefully reviewed all the available information presented, its accuracy and completeness cannot be guaranteed. The Authors reserve the right, but will not be obligated to revise the Report and conclusions if additional information becomes known subsequent to the effective date of this Report.

Copies of the tenure documents, operating licenses, permits, and work contracts were not reviewed. Information relating to tenure was reviewed by means of the public information available through the Province of Québec’s Ministère des Ressources naturelles et des Forêts (“MRNF”; the Ministry of Natural Resources and Forests) on-line claim management system at https://gestim.mines.gouv.qc.ca/. The Authors have relied on this public information, and tenure information from First Phosphate and has not undertaken an independent detailed legal verification of title and ownership of the Bégin-Lamarche Property. The Authors have not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties, but have relied on, and considers that it has a reasonable basis to rely on, First Phosphate to have conducted the proper legal due diligence.

Select technical data, as noted in the Report, were provided by First Phosphate and the Authors have relied on the integrity of such data.

A draft copy of this Report has been reviewed for factual errors by First Phosphate and the Authors have relied on First Phosphate’s knowledge of the Bégin-Lamarche Property in this regard. All statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the effective date of this Report.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION

First Phosphate’s Bégin-Lamarche Property is located ~270 km north of Québec City, Québec and ~75 km northwest of the City of Saguenay, Québec (Figure 4.1). The centre of the current Mineral Resource area on the Property is located at approximately (NAD83 Zone 19N) 326,000 m East and 5,403,000 m North (or 71°21’51” West Longitude and 48°45’21” North Latitude). The Property is covered by NTS sheets 022D05, 022D06, 022D11, O22D012, and 022D14.

FIGURE 4.1	LOCATION OF BÉGIN-LAMARCHE PROPERTY, QUÉBEC

Source: https://www.canadamaps.com/map-of-quebec-with-cities-and-towns/ (September 2024)

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4.2	PROPERTY DESCRIPTION AND MINERAL TENURE

The Bégin-Lamarche Property consists of 688 contiguous CDC claims with a total area of 38,610 ha (Figure 4.2). First Phosphate fully owns the 688 claims. All Property claims are registered with the Ministry of Natural Resources and Forests (“MRNF”). A full list of all the claims is presented in Appendix H of this Report. The Mineral Resources presented in Section 14 of this Report are covered by claims 2644047, 2644048, 2644049, 2655563, 2655564, 2658154 and 2658155. All the claims are in good standing as of the effective date of this Report.

FIGURE 4.2	CLAIM MAP OF THE BÉGIN-LAMARCHE PROPERTY

Source: This study

Figure 4.2 Description: black outlines and no fill = claims 100% owned by First Phosphate.

4.3	PROPERTY ACQUISITION

The Bégin-Lamarche Property was acquired by First Phosphate through deals with local prospectors and claim staking, as follows:

●	In a Company press release dated August 24, 2022, First Phosphate announced the acquisition of 26 mineral claims covering 14 km2 in the area of Bégin, Québec for cash consideration of $210,000 plus 50,000 shares. These shares were subject to a statutory four month and one-day hold. The newly acquired claims are free from any royalty;

●	In a Company press release dated September 14, 2022, First Phosphate announced that it had staked additional mining claims in 10 areas, including Lamarche, of rich phosphate showings in and around its existing claims;

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●	In a Company press release dated March 9, 2023, First Phosphate announced that it had closed a purchase agreement with an arm's length party to acquire 13 additional mineral claims within the Bégin-Lamarche claim block representing approximately 612 ha in the area of the Saguenay - Lac Saint-Jean, Québec for consideration of $25,000, to be satisfied through the issuance of 27,173 common shares of the Company (the "Shares") at a deemed price of $0.92 per Share. These Shares were subject to a statutory four month and one day hold period from closing of the acquisition. The newly acquired claims are free from any royalty; and

●	In a Company press release dated July 10, 2024, First Phosphate has entered into a mineral claims purchase agreement with arm’s length parties to acquire 15 additional mineral claims within the Bégin-Lamarche claim block in the area of the Saguenay – Lac-Saint-Jean, Québec. The effective closing date of the transaction is July 10, 2024 and compensation is to be satisfied through the issuance of 200,000 common shares of the Company (the “Shares”) at a deemed price of $0.20 per Share. These Shares are subject to a statutory four month and one day hold period from closing of the transaction and an additional escrow period of 24 months from the closing date. The newly acquired claims are free from any royalty. These claims have been transferred to and are 100% owned by First Phosphate.

4.4	MINING RIGHTS IN QUÉBEC

In the Province of Québec, mining is principally regulated by the provincial government. MRNF is the provincial agency entrusted with the management of mineral substances in Québec. The ownership and granting of mining titles for mineral substances are primarily governed by the Mining Act and related regulations. In Québec, land surface rights are distinct property from mining rights. Rights in or over mineral substances in Québec form part of the domain of the State (the public domain), subject to limited exceptions for privately owned mineral substances. Mining titles for mineral substances within the public domain are granted and managed by MRNF. The granting of mining rights for privately owned mineral substances is a matter of private negotiations, although certain aspects of the exploration for and mining of such mineral substances are governed by the Mining Act.

4.4.1	The Claim

A claim is the only exploration title for mineral substances (other than surface mineral substances, petroleum, natural gas and brine) currently issued in Québec. A claim gives its holder the exclusive right to explore for such mineral substances on the land subject to the claim, however, does not entitle its holder to extract mineral substances, except for sampling and only in limited quantities. In order to mine mineral substances, the claim holder must obtain a mining lease. The electronic map designation is the most common method of acquiring new claims from MRNF, whereby an applicant makes an online selection of available pre-mapped claims. In rare territories, claims can be obtained by staking.

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4.4.2	The Mining Lease

Mining leases are extraction (production) mining titles that give their holder the exclusive right to mine mineral substances (other than surface mineral substances, petroleum, natural gas and brine). A mining lease is granted to the holder of one or several claims upon proof of the existence of indicators of the presence of a workable deposit on the area covered by such claims and compliance with other requirements prescribed by the Mining Act. A mining lease has an initial term of 20 years and may be renewed for three additional periods of 10 years each. Under some conditions, a mining lease may be renewed beyond the three statutory renewal periods.

4.4.3	The Mining Concession

Mining concessions are extraction (production) mining titles that give their holder the exclusive right to mine mineral substances (other than surface mineral substances, petroleum, natural gas and brine).

Mining concessions were issued prior to January 1, 1966. After that date, grants of mining concessions were replaced by grants of mining leases. Although similar in certain respects to mining leases, mining concessions granted broader surface and mining rights and are not limited in time. A grantee must commence mining operations within five years from December 10, 2013. As is the case for a holder of a mining lease, a grantee may be required by the government, on reasonable grounds, to maximize the economic spinoffs within Québec of mining the mineral resources authorized under the concession. The grantee must also, within three years of commencing mining operations and every 20 years thereafter, send the Minister a scoping and market study in regards to mineral processing in Québec.

4.5	ENVIRONMENT, PERMITTING, SOCIAL LICENSE

The Author is not aware of any foreseeable problems relating to: access, weather, surface rights for mining operations, the availability and sources of electricity and water, mining personnel, potential tailings storage areas, potential waste disposal areas, environmental liabilities, and potential process plant sites.

A regular permit provided by the Québec Ministry of Forest, Wildlife and Parks is required for trenching and drilling works (autorisation pour la coupe de bois aux fins de réaliser certaines activités minières en vertu de l’article 213 de la Loi sur les mines (chapitre M-13.1)). First Phosphate received Permit No. 3032439 from Ministère des Ressources naturelles et des Forêts, Québec, for drilling on the Bégin-Lamarche Property in 2024 and 2025. This permit expires March 31, 2025.

The Ministère des Ressources naturelles et des Forêts recently introduced a new authorization that must be obtained prior to completing any impact-causing exploration work. The new authorization was added to the Act on April 12, 2022, and came into force on May 6, 2024. The purpose of the new authorization, known as the ATI authorization, is to ensure that the concerns of neighbouring local municipalities and Indigenous communities are considered while fostering a predictable framework conducive to mining development investments and providing for improved control over the impact on their living environment from impacts related to exploration work. The ATI is based on a desire for transparency and harmonious conciliation of different land uses. It also allows the Department to impose conditions and obligations for work to be completed on land covered by claims, such that the concerns about proposed mining exploration activities expressed by local municipalities and Indigenous communications are considered. Therefore, impact-causing exploration work is now subject to authorization before being undertaken.

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All claims of the Bégin-Lamarche Property are under an Agreement-in-Principle of General Nature (“APGN”) with the First Nation of Pekuakamiulnuatsh Takuhikan. First Phosphate must request authorization from community councils prior to proceeding with exploration work, logging, and blasting and bulk sampling; authorization of which is embedded within a government ATI permit. An ATI permit was issued by the Ministère des Ressources naturelles et des Forêts for Bégin-Lamarche on June 5, 2024. This permit expires June 4, 2026.

4.6	ADDITIONAL PROPERTIES OF INTEREST

First Phosphate’s flagship phosphate property, Lac Orignal (P&E, 2023), and its prospective phosphate properties occur mainly to the north and west of the Bégin-Lamarche Property (Figure 4.3). Nevertheless, the Bégin-Lamarche Property is the sole focus of this Report.

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FIGURE 4.3	LOCATION OF ADDITIONAL FIRST PHOSPHATE PROPERTIES IN THE SAGUENAY REGION OF NORTHERN QUÉBEC

Source: First Phosphate website (September 2024)

4.7	COMMENTS ON SECTION 4

Additional permits may be required for any future Project exploration or development. To the extent known, there are no other significant factors and risks that may affect access, title, or right or ability to perform work on the Bégin-Lamarche Property.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESS

First Phosphate’s Bégin-Lamarche Property is accessible via ~50 km driving-distance on highways 170 and 172 west and northwest of the City of Saguenay (Figure 5.1). These highways are connected by secondary and tertiary roads to the Property. The Bégin-Lamarche Project, which includes the area of the current Mineral Resource, is located within the limits of the Municipality of Bégin and ~9 km north of the Town of Bégin and around the Town of Lamarche.

FIGURE 5.1	ACCESS TO THE BÉGIN-LAMARCHE PROPERTY AND PROJECT

Begin-Lamarche Project
Begin-Lamarche Property
Lamarche
Chute-des-Georges
Bégin
Saint-David-de-Falardeau
Saint-Ambroise
Saint-Honoré
Tremblay
Alma
Saint-Gédéon
Larouche
Saguenay
Hébertville
Pibrac
Lac Kénogami
Rivière Saguenay
Lac-à-Diner
L'Ascension-de-Notre-Seigneur
Lac Goth
Saint-Félix-d'Otis
Secteur-Charlevoix
Ferland
Ferland-et-Boilleau
L'Anse-Saint-Jean
Sacré-Coeur
Grandes-Bergeronnes
Tadoussac
St Lawrence River
Sagard
Le Trou-de-la-Vieille
Mont-Apica
397400
5416700
287900
5343900
60 km
N
Google Earth
Image Landsat / Copernicus
Image © 2024 TerraMetrics
Data SIO, NOAA, U.S. Navy, NGA, GEBCO

Source: This study

5.2	CLIMATE

The Saguenay region has a humid continental- type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C), which results from significant temperature variations involving very cold winters (average −21.1°C in January) and relatively cool summers (24.1°C on average in July).

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The weather statistics presented in Table 5.1 represent the average value of the various meteorological parameters for each month of the year for a 30-year period ending in 2020.

TABLE 5.1 MONTHLY WEATHER STATISTICS FOR THE CITY OF SAGUENAY
Parameter	Month
	J	F	M	A	M	J	J	A	S	O	N	D
Mean
Daily Max	-9.7	-7.4	-0.7	7.4	16.6	22.3	24.5	23.4	18.2	9.9	2.3	-5.1
Temp. (oC)
Mean
Daily Min	-20.4	-18.7	-11.8	-3.2	3.7	9.6	12.9	11.8	6.9	1.4	-5.4	-13.9
Temp. (oC)
Average
Rainfall	6.9	4.9	15.2	39.4	74.5	88.9	112.1	100	101.6	84.4	32.5	12.5
(mm)
Average
Snowfall	61.8	52.3	48.7	23.3	3.4	0	0	0	0	7.6	39.4	65.1
(cm)

Source: Climate Data for Canadian Forces Base Bagotville 1991 to 2020

5.3	INFRASTRUCTURE

The Saguenay-Lac-Saint-Jean region has a population of 280,000 inhabitants (Census Canada, 2021) and has extensive industrial, agricultural, forestry and tourist industries. It also has a significant hydro-electric system (owned by Rio Tinto) to produce electricity for the aluminum production and transformation industries. The University of Québec at Chicoutimi in the City of Saguenay houses a well-known geological department. The nearby mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine in the area is the Niobec Niobium Mine operated by Magris Resources.

The City of Saguenay is the sixth largest city in Québec, with an airport, a skilled industrial workforce, and established local infrastructure. Deep-water all-season port facilities at the Port of Saguenay, 30 road-km away, are linked by the Saguenay River to the St. Lawrence River at the Town of Tadoussac and, ultimately, the Atlantic Ocean (Figures 5.1 and 5.2). The Company has signed a Memorandum of Understanding with the Port of Saguenay to secure access and development space at the port facilities. Furthermore, the port of Bécancour is located 260 km south-southeast of the City Saguenay and is accessible by Highway Road 172 west to Highway 169, and then south along Highway 155 to the City of Trois-Rivieres. In addition, the Company announced in a press release dated September 9, 2024, that it has secured a facility lease for a 10,000 tonne per annum iron phosphate cathode active material per-cursor plant in Saguenay (borough of La Baie).

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The City of Saguenay is also connected by rail to Montréal and is served by the Bagotville Airport, which shares the Canadian Forces Base Bagotville aerodrome. The airport operates daily flights to Montréal-Trudeau International Airport and flights to Québec City and Sept-Îles.

FIGURE 5.2	REGIONAL INFRASTRUCTURE

Begin-Lamarche
Property
N48°45'
N48°15'
N47°45'
N47°15'
N46°45'
N46°15'
N45°45'
W 74°30'
W 73°30'
W 72°30'
W 71°30'
W 70°30'
W 69°30'
W 68°30'
St. Lawrence River
Dolbeau-Mistassini
Saint-Félicien
Roberval
Alma
Saguenay
Obedjiwan
Pessamit
Forestville
Mont-Joli
Rimouski
Tadoussac
Trois-Pistoles
Rivière-du-Loup
La Malbaie
Baie-Saint-Paul
Edmundston
La Tuque
Québec City
Trois Riviere
Mont-Tremblant
Saint-Georges
Drummondville
Montréal
Granby
Sherbrooke
Millinocket
Google Earth
100 km
N

Source: This Study

The main infrastructure at the Bégin-Lamarche Property are the access roads, which are generally in good condition. The Property is large enough to support mining operations, infrastructure, mineral process facilities, and waste rock and tailings storage facilities. Water is abundant in the Property area. Grid power is available at the nearby Towns of Bégin and Lamarche. The Hydro-Québec Main Powerline is located as close as 10 km east of the Property.

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5.4	PHYSIOGRAPHY

The topography of the Property consists of small hills containing numerous outcrops and small valleys covered with a thick layer of overburden. Vegetation is a mixed forest of deciduous and coniferous trees with a few lakes.

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6.0	HISTORY

The information in this section is summarized from mainly company assessment reports GM 57006 (1995), GM 65097 (2010) and GM 73598 (2023). Note that figure coordinates use the projection UTM NAD 83 Zone 19N.

6.1	EXPLORATION HISTORY

Historically, exploration work in the Bégin-Lamarche region (i.e., sheet SNRC 22D11) focused mainly on industrial minerals and dimension stone. Mica and possibly calcite mines were developed, starting in the 1930s (GM 06255, 1939). In the 1970s, the region was mapped by Provincial Government teams led by Laurin and Sharma (1972, 1975). In 1986, the MRNQ published the results of a regional lake sediment survey that had been completed (Choinière, 1986a and 1986b). Most of the work completed in the area since the early 1990s appears to be related to exploration for magmatic Ni-Cu-Co sulphide deposits.

6.1.1	1995

The discovery of a major magmatic Ni-Cu-Co deposit in troctolites at Voisey’s Bay, Labrador in the early 1990s, led to a global exploration effort to locate and evaluate troctolite bodies for massive sulphide potential. As a result, the anorthosite complexes in the Grenville Province were targeted for such deposits.

The Bégin area was prospected by Virginia Gold Mines (“Virginia”) through IOS Geoscientific Services, starting in 1995 (GM 57006). A troctolite dyke ~100 m thick outcrops for 40 km in the Townships of Taché, Bourget and Bégin ~10 km east of Saint-Nazaire. This intrusion had previously been the subject of a Master's Thesis by Cȏté (1986). Stream sediment samples from the area returned anomalous values of Ni, Cu and Co (Barrette, 1996).

6.1.2	2009

In 2009, the Bégin area was included in SOQUEM’s Generation Grenville Program (GM 65097). The associated mapping and prospecting campaign was completed by Virginia between May 11 and 14, 2009. During the fieldwork, 84 outcrops and 5 erratic boulders were described and 28 were sampled for geochemical analysis. All outcrop locations are shown in Figure 6.1, the sampled locations are shown in Figure 6.2, and selected assay results are listed in Table 6.1.

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FIGURE 6.1	OUTCROPS IN THE BÉGIN PROPERTY AREA

LÉGENDE
Affleurement
Bloc
Chemin secondaire
Chemin principal
Suite anorthositique du Lac-St-Jean
Virginia Mines Inc.
Figure 11:
Localisation des affleurements et des blocs sur la compilation géologique secteur Bégin 2009

GM 65097

Source: GM 65097 (2010)

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FIGURE 6.2	LOCATION OF OUTCROP SAMPLES ON MAGNETIC MAP

LÉGENDE
Échantillon
Chemin secondaire
Chemin principal
Virginia Mines Inc.
Figure 12:
Localisation des échantillons
sur carte magnétique
189865
189863
189864
189855
189923
189922
189856
189921
189853
189854
189859
189858
189857
189929
189860
189925
189926
189924
189920
189852
189851
189919
189862
189928
189861
189927
189930
189931

GM 65097

Source: GM 65097 (2010)

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TABLE 6.1 SUMMARY ASSAY RESULTS FROM THE BÉGIN AREA
Rock Sample ID	UTM NAD 83 Zone 19N		Co (ppm)	Cu (ppm)	Ni (ppm)
	Easting	Northing
189851	333,113	5,398,283	170	9	1,090
189929	330,255	5,398,624	141	1,230	573

Source: GM 65097 (2010)

During the 2009 work, the rock unit observed was anorthosite. The anorthosite is massive and composed of plagioclase, pyroxenes and magnetite and minor quartz and biotite. Phenocrysts of clinopyroxene (1 to 5 cm) were observed (Figure 6.3). The anorthosite is intruded by thin dykes of very magnetic pyroxenite. The dykes have a very-fine grain size and are locally aphanitic. The different rock units are cut by many faults and shear zones (Figure 6.4).

In contact with the anorthosite, a troctolite unit was identified. The transitional contact passes through an anorthosite phase, then a gabbro phase (Figure 6.5), and finally the troctolite phase (Figure 6.6). The troctolite consists of plagioclase, clinopyroxene, orthopyroxene, olivine and magnetite. It has a cumulate texture characterized by grains of olivine set in a plagioclase-dominated groundmass.

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FIGURE 6.3	ANORTHOSITE WITH CLINOPYROXENE PHENOCRYSTS IN OUTCROP PS-BG-09-005

Source: GM 65097 (2010)

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FIGURE 6.4	SHEAR ZONE CUTTING ANORTHOSITE IN OUTCROP LG-BG-09.006

Source: GM 65097 (2010)

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FIGURE 6.5	TRANSITIONAL GABBRO UNIT IN OUTCROP LG-BG-09-019

Source: GM 65097 (2010)

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FIGURE 6.6	TROCTOLITE UNIT IN OUTCROP LG-BG-09-026

Source: GM 65097 (2010)

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Corona textures of greenish clinopyroxenes around burnt orange coloured orthopyroxene are present (Figure 6.7). Cumulate textures were also observed in the gabbros.

FIGURE 6.7	CORONA TEXTURE OF CLINOPYROXENE AROUND ORTHOPYROXENE GRAINS IN OUTCROP PS-BG-09-043

Source: GM 65097 (2010)

Despite the traverses completed in the area, the southern contact between the anorthosite and the troctolite could not be found. The extent of the troctolite unit remains to be determined. A day of reconnaissance farther to the northeast resulted in the troctolite being found. This discovery opened the door to new areas for exploration.

In terms of mineralization, sample 189929 (Table 6.1) from outcrop LG-BG-034 indicated the presence of magmatic sulphide mineralization 35 km northwest of the City of Saguenay (GM 65097). The mineralization was discovered in a trench excavated on a geophysical target and consisted of disseminated pyrite, chalcopyrite and magnetite in anorthositic gabbro. Sample 1489929 (LG-BG -034) returned 1,230 ppm Cu and 573 ppm Ni. Approximately 2.9 km to the east, near Fortin Pond, sample 189851 (PS-GB-09-002; UTM NAD83 Zone 19, 333,113 m E 5,398,283 m N) returned 2.83% Cr2O3 and 40.2% Fe2O3 in anorthosite.

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In the Bégin area, the exploration work aimed to find the presence of rock that could be associated with magmatic Ni-Cu mineralization. The troctolite unit discovered during previous work was re-mapped and extended to the northeast of the lineament. In the Bégin area, a more extensive surface exploration campaign was recommended in order to locate the southern contact between the anorthosite and the troctolite. More detailed work could be done to the northeast of the main lineament, where only a single day of reconnaissance work was completed and the troctolitic unit was found.

6.1.3	2018 Secova Metals Corp.

Secova Metals Corp. (“Savoy”) worked their Peribonkin Bégin Property in 2018 and submitted an assessment report (GM 70766) (Figure 6.8). Their exploration focused mainly on the mafic and ultramafic rocks. Mafic rocks were considered favourable hosts for massive magmatic sulphide mineralization, and therefore peridotites, pyroxenites, and olivine-gabbros were prospected as exploration targets. Disseminated sulphides and local occurrences of semi-massive and massive sulphide veins with elevated contents of Cu and Ni were known in the area. The margins of the intrusions and the bases of differentiated sills and plutons were favourable sites for sulphide mineralization.

At the historical sample sites visited, Secova reported disseminated pyrite, chalcopyrite and magnetite mineralization in gabbro-anorthosite. Prospecting identified additional outcrops with potential to host mineralization. An additional location was identified to have oxidized, brecciated pockets within anorthosite containing abundant magnetite and <1% sulphides. Mineralization was observed at many other locations (Figure 6.8) on the Property, and appeared to be structurally controlled within a mafic host rocks.

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FIGURE 6.8	WORK LOCATIONS ON THE PERIBONKIN BÉGIN PROPERTY IN 2018

SECOVA METALS CORP
PROJET PERIBONKIN BEGIN
CARTE DES TRAVAUX
N
W
E
S
INFORMATION CARTO.:
Projection: UTM, zone 19
Datum: NAD 1983
Feuillets: 22D11- 22D14
Canton: Rouleau/Labrecque/Begin
Légende
2018_peribonkin_begin_outcrops
SecovaClaims20180319
2018_peribonkin_begin_tracks
Réalisation:
Rebecca Collins
28 Juin 2018
GFE
WWW.SERVICESGFE.CA
JOGUES
ROULEAU
AULNEAU
22D13
22D14
LABRECQUE
22D12
22D11
BEGIN
Lamarche

Source: GM 70766 (2018)

6.1.4	2020 to 2022

Geological and geophysical exploration programs were completed by prospectors on the Property before the northern part of it was sold and transferred to First Phosphate in 2022. The following information is summarized from company assessment report GM 73598 (2023).

6.1.4.1	Geological Work

In December 2020, two prospectors travelled logging roads that were under construction and found newly exposed mineralized zones (Figure 6.9). During the winter of 2021, they were able to explore around their main discovery, B159 (Figure 6.10). The mineralization at B159 was disseminated copper-nickel sulphides. In the spring, mineralization was also discovered at B149. A beepmat was used on several surrounding outcrops.

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FIGURE 6.9	ACCESS ROADS AND SAMPLED LOCATIONS

LÉGENDE
BEGIN
contour
base donnée
cheminements
BEGIN
0
1 000
2 000 m
N

Source: GM 73598 (2023)

Note: red lines = roads, dots = sample locations.

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FIGURE 6.10	SAMPLED LOCATIONS AT THE B159 AND B149 SHOWINGS

LÉGENDE
BEGIN
contour
base donnée
330000
B1401
B303
B150
B302
B149
B005
B402
B401
B403
B170
B148
B304
B147A
B148
B147B
B2901
B275
B275
B275
B140
B145
B141
B163
B165
B159
B276
B276
B305
0
0,1
0,2 km
N
B2902

Source: GM 73598 (2023)

Note: dots = sampled locations.

In the fall of 2022, a small excavator was used to clean a few outcrops around the B159 showing. Mafic and ultramafic rocks with large pyroxene grains and disseminated sulphides were exposed in outcrops and sampled (Figure 6.11). Many of the samples collected here resemble the Bégin Showing, described in Section 6.1.2 above. Eight samples were submitted to ALS Laboratories for analysis and several others analysed with a portable XRF spectrometer by crushing the rock to 100 µm, followed by quartering, pelleting and analysis. The assay results are listed in Table 6.2. In 2023, geologist Christian Tremblay noticed that there were abnormally high values of scandium.

6.1.4.2	Geophysical Work

A beepmat carpet was used, but only magnetic results were produced. A small ground magnetic exploration survey with a McPhar 700 device and a VLF survey with a Scintrex Omni+ device were completed on a grid. As part of the 2022 land deal, First Phosphate completed an airborne survey (GM 72942) on this property at the same time as on the adjoining part of the Property sold and transferred to them. The results of the First Phosphate airborne geophysical survey are summarized in Section 9 of this Report.

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FIGURE 6.11	MINERALIZED SAMPLE FROM THE B159 SHOWING

Source: GM 73598 (2023)

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Table 6.2 Summary of 2021 Sampling Assay Results
Sample ID	Method	Easting*	Northing*	Ag (ppm)	Co (ppm)	Cr (ppm)	Cu (ppm)	Fe (%)	Mg (%)	Ni (ppm)	P (ppm)	S (%)	Sc (ppm)	Sn (ppm)	Ti (%)	V (ppm)	Zn (ppm)
B159	XRF	328,790	5,399,752			1,230	1,240			760				16			97
B163	XRF	328,755	5,399,758				145	15.73		470		0.25					164
B164	XRF	328,819	5,399,749			1,730	990	8.65		710		0.41			1.29		287
B165	XRF	328,806	5,399,751			2,060	980	8.91		1090		0.47			0.99		106
B275	XRF	328,854	5,399,816			1,460	970	8.81		890		0.52			1.02		444
B140	ALS	328,808	5,399,823			3,032	1,420	9.95	1.84	1295	1324	0.51		42	0.72	443	161
B140		328,808	5,399,823			3,032	1,420	9.95	1.84	1295	1324	0.51		42	0.72	443	161
B141		328,835	5,399,777			2,717	842	9.80	2.02	916	1326	0.25		42	0.67	383	133
B275		328,854	5,399,816	0.32	78.3	1,200	1,015	10.10	8.70	573	40	0.65	94.0	0.4	555	337	70
B140	ALS	328,808	5,399,823	0.37	80.3	1,220	1,090	10.4	8.73	701	40	0.76	104.5	0.5	0.63	357	68
B141		328,835	5,399,777			2,717	842	9.80	2.02	916	1326	0.25		42	0.67	383	133
B159		328,790	5,399,752	0.43	84.4	1,040	1,285	9.54	7.67	749	60	0.84	89.6	0.4	0.53	309	64
B159		328,791	5,399,753	0.08	67.5	43	337	9.99	4.24	347	90	0.44	27.7	0.8	0.81	209	102
B275		328,854	5,399,816	0.32	78.3	1,200	1,015	10.1	8.70	573	40	0.65	94.0	0.4	0.56	337	70
B148	ALS	329,402	5,399,780	0.22	86.7	388	645	11.70	8.61	420	100	0.76	105.0	0.3	0.57	295	97
B148	XRF	329,402	5,399,780			1,765	623	10.32	2.24	829	1374	0.38		30	0.63	348	790
B149	ALS	329,522	5,399,838	0.30	281	121	2,910	12.65	6.15	1485	60	2.76	27.8	1.1	0.18	77	162
B149	XRF	329,522	5,399,838		250	1,047	2,891	13.55	1.65	2366	1536	2.53		30	0.22	110
B150	ALS	329,503	5,399,876	0.36	72.4	547	1,080	9.63	5.90	532	50	0.96	71.0	0.6	0.59	305	69
B150	XRF	329,503	5,399,876		136	1,833	1,195	7.77	1.07	1026	1400	0.69			0.54	286	207
B170	XRF	329,549	5,399,820		94	1,234	136	6.34	1.21	544	1415	0.02		16	0.46	216	619
B302	ALS	329,520	5,399,846	0.12	129.5	183	840	15.00	10.30	681	40	1.39	38.2	0.6	0.24	110	182
B304	ALS	329,583	5,399,727	0.21	79.6	375	476	11.15	8.45	284	110	0.55	108.0	0.3	0.65	323	88
B305	ALS	329,145	5,399,544	0.11	62.9	482	265	10.05	8.32	186	100	0.19	102.5	0.3	0.58	334	79
Source: GM 73598 (2023) Note: * coordinates in UTM NAD83 Zone 19N.

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First Phosphate interest in the Bégin-Lamarche area stemmed from the presence of a 7 km long, southwesterly trending airborne anomaly and two historical grab samples taken by prospectors that returned results of 10.5% and 12.0% P2O5 in a cumulate with >90% oxide (magnetite and ilmenite) and apatite.

6.2       HISTORICAL RESOURCE ESTIMATES

There are no historical resource estimates reported for the Property.

6.2       MINERAL RESOURCE ESTIMATES

There are no previous compliant Mineral Resources reported for the Property.

6.3       PAST PRODUCTION

There has been no past production of phosphorous, iron and titanium on the Property. Muscovite was produced from pegmatites on the Bégin Property in the 1930s (GM 06255).

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7.0       GEOLOGICAL SETTING AND MINERALIZATION

7.1       REGIONAL GEOLOGY

The Lac-Saint-Jean Anorthosite (“LSJA”) Suite occurs in the central part of the Grenville Structural Province (Figure 7.1; Higgins and Breemen, 1992). The Grenville Structural Province is a ~1,600 km long and ~350 km wide Mesoproterozoic orogenic belt along the southeastern margin of the Canadian Shield. The Grenville contains numerous anorthosite massifs and anorthosite-mangerite-charnockite-granite (“AMCG”) suites, such as the LSJA Suite (Hébert et al., 2005).

The LSJA Suite consists of anorthosite, leuconorite, leucotroctolite, norite, olivine-bearing gabbro, gabbro, pyroxenite, peridotite, dunite, nelsonite, magnetitite, and rare charnockite–mangerite units (Hébert et al., 2005). All the rock types are composed of plagioclase with variable amounts of pyroxene and olivine (Higgins et al., 2002). Plagioclase is primarily andesine and labradorite (An45 to An60; Higgins and Breemen, 1992).

The host rocks of the LSJA Suite are the Chicoutimi Gneiss Complex (~1,530 Ma), the Saguenay Gneiss Complex (~ 1,506 Ma), the Hulot Complex (~1,434 Ma), the Cap à l’Est Gneiss Complex, and the Cyriac Rapakivi Granite (~1393 to 1383 Ma) (Higgins and Breemen, 1996; Hébert et al., 2005). These units are Grenvillian orthogneisses and paragneisses.

The anorthosites of the LSJA Suite are interpreted to have intruded in multiple phases over ~170 million years, starting at 1,160 million years ago (Higgins et al., 2002). The Suite defines three periods of magmatism: 1) between 1,160 and 1,140 Ma; 2) between 1,082 to 1,050 Ma; and 3) between 1,020 and 1,000 Ma (Higgins and Breemen, 1996). An accurate emplacement age for Bégin-Lamarche Deposit has not been determined.

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Figure 7.1	Geological Map Showing the Location of the LSJA Suite in the Grenville Province, QuÉbec

Source: Modified by Banerjee (2023) from Higgins et al. (2002) and Bedard (2009)

Figure 7.1 Description: Location of the Lac-Saint-Jean Anorthosite (“LSJA”) Suite and the Bégin-Lamarche Property and other anorthosite bodies within the Grenville Province of Canada. The ages of the anorthosite bodies are also shown (in billion years). WB=White Bear Arm anorthosite, LF=Lac Fournier lobe, RR=riviere Romaine lobe.

7.2       LOCAL AND PROPERTY GEOLOGY

The Bégin-Lamarche Property area is underlain mainly by rocks of the LSJA Suite (Laurin and Sharma, 1972, 1975) (Figure 7.2). The Suite consists of lobes emplaced during successive magmatic injections (Hébert, 1998). The main rock types are norite, gabbro, troctolite, anorthosite and ultramafic rocks (including nelsonite), which are cross-cut by pyroxenite dykes (Hébert et al., 2009. The Property is crossed by the Mesoproterozoic Bégin Megadyke (Figures 7.2 and 7.3) (GM 73598). The dyke is composed of leucotroctolite and has been traced for distances of 2,000 m along strike and 200 m across strike.

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The Bégin-Lamarche area rocks show a foliation trending east-northeast and dipping steeply north. Several shear zones trending northeast intersect the rock units (GM 65097). Prograde regional metamorphism is to granulite facies followed by retrograde metamorphism to upper amphibolite facies.

Figure 7.2	Geological Map of the LSJA Suite and Surrounding Rocks

Source: MB 2024-07

Figure 7.2 Description: Map showing the distribution of the main geological units surrounding the LSJA (orange) with the main geochronological dates of the regional units, the major deformation zones, the area mapped during the 2023 field program (outlined in black), and the Bégin Leucotroctolite Megadyke (outlined red) (modified from Hebert et al., 2009c).

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Figure 7.3              Property Scale Geological Map

Failles fragiles
Fe-Ti-V
Fe-Ti-P
Groupe Trenton
Pluton de Saint-Ambroise 3
Pluton de Saint-Ambroise 2
Pluton de Saint-Ambroise 1
Granite de Labrecque 2
Granite de Labrecque 1
Mégadyke de Bégin
Diorite du Lac Chabot
Suite Anorthositique de Lac-Saint-Jean
Zones d'études
Courbes de niveau
N
307910
311910
315910
319910
323910
327910
331910
335910
5404040
5400040
5396040
5392040
5388040
5384040
5380040
5376040
5372040
5368040
Begin
Seuil de Kénogami
0
3
6
12
18
Km

Source: MB 2024-08 (2024)

Figure 7.3 Description: Geological map of the LSJAS in the study area with megadykes (modified from SIGEOM, 2024). Fe-Ti-P mineralization indicated by green stars and Fe-Ti-V mineralization by red stars. The red polygons represent study areas, of which the northern one (the rectangle) roughly coincides with the location of the current Mineral Resources.

7.3       DEPOSIT GEOLOGY

The Bégin-Lamarche Phosphate Deposit is hosted in oxide-apatite peridotite intrusions within the LSJA Suite. The Bégin-Lamarche Phosphate Deposit as defined in drilling extends for 2,500 m along strike and dips are steeply to the west-northwest or east-southeast. The Deposit is internally offset along cross -cutting faults into three main phosphate mineralized zones: 1) the Southern Zone; 2) the Northern Zone; and 3) the Mountain Zone (Figure 7.4).

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Figure 7.4	Mineralized Zones of the BÉgin-Lamarche Phosphate Deposit

Source: This Study

The Southern Zone, the largest of the three mineralized zones, consists of four phosphate layers, one of which has a thickness of up to 200 m and extends for 1,700 m along strike. The Northern Zone consists of two phosphate layers (Northeast and Northwest Domains) that are up to 100 m thick and extend for 500 m along strike. The Mountain Zone is a single phosphate-bearing mass up to 200 m in diameter and 250 m in length with a northwest dip. Drilling at the Mountain Zone intersected massive apatite (phosphate-bearing mineral) layers up to 2 m thick (Figure 7.5).

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Figure 7.5	Massive Apatite Intervals in Northern Zone Core from Drill Hole BL-24-82

Source: First Phosphate website (September 25, 2024)

7.4       MINERALIZATION

The summary below is derived largely on the work of Banerjee (2023), which was based on the sampling of nine drill holes from the Southern and Northern Zones (Table 7.1).

The mineral apatite at the Bégin-Lamarche Deposit is hosted in peridotite. The major minerals forming the peridotite are olivine, orthopyroxene, clinopyroxene, plagioclase, amphibole, apatite, ilmenite, and magnetite. Biotite, Al-spinel and pyrrhotite occur as accessory minerals (<5%). Common alteration minerals are serpentine and iddingsite. Cross-cutting calcite and serpentine veins are also common in some samples with high whole-rock Cl contents.

Based on the modal abundances of olivine, orthopyroxene, clinopyroxene, and plagioclase, the peridotite host rock can be more specifically characterized as olivine gabbronorite with phaneritic texture. Estimated modal abundances of the major minerals in drill core are given in Table 7.2. A brief description of the major minerals of the Deposit is provided below.

Table 7.1 Drill Core Sampling and Average Whole-rock Geochemistry
Sample ID	Zone	Drill Hole ID	Depth (m)	P2O5 (%)	Cl (%)
1*	South	BL-23-12	147.1	12.35	0.1
2*	South	BL-23-12	150.1	12.35	0.1
3*	South	BL-23-12	152.7	12.35	0.13

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Table 7.1 Drill Core Sampling and Average Whole-rock Geochemistry
Sample ID	Zone	Drill Hole ID	Depth (m)	P2O5 (%)	Cl (%)
4*	South	BL-23-12	155.8	12.35	0.07
5*	South	BL-23-13	139.6	13.43	0.11
6*	South	BL-23-13	142.0	13.43	0.12
7*	South	BL-23-13	144.9	13.43	0.17
8*	South	BL-23-13	145.9	13.43	<0.01 to 0.17
9*	North	BL-23-06	246.1	9.27	0.73
10*	North	BL-23-06	248.3	9.27	0.46
11*	North	BL-23-06	250.3	9.27	0.46 to 0.81
12*	North	BL-23-06	251.3	9.27	0.81
13*	North	BL-23-01	208.9	9.64 to 11.61	0.55 to 1.01
14*	North	BL-23-01	190.5	9.45 to 10.43	0.30 to 0.33
15*	North	BL-23-10	122.85	11.46	0.09
16**	South	BL-23-14	51.0	8.10	0.06
17**	South	BL-23-14	54.3	8.10	0.06
18**	South	BL-23-14	55.0	8.10	0.06
19**	South	BL-23-14	56.8	8.10	0.06
20**	South	BL-23-15	137.4	4.02	0.04
21**	South	BL-23-15	139.3	4.02	0.04
22**	South	BL-23-15	140.8	4.02	0.04
23**	South	BL-23-15	142.6	4.02	0.04
24**	North	BL-23-03	58.6	10.68	0.04
25**	North	BL-23-03	63.0	10.68	0.04
26**	North	BL-23-18	108.0	9.07	0.04
27**	North	BL-23-18	110.0	9.07	0.04
28**	North	BL-23-18	114.2	9.07	0.04

Source: Banerjee (2023)

Notes: * Samples with high whole-rock Cl contents.

** Samples with low whole-rock Cl contents.

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Table 7.2 Modal Abundance of Major Minerals Using Sem-mla*
Sample IDs	Zone	Drill Hole ID	Depth (m)	Olivine	Serpentine	Ortho- pyroxene	Clino- pyroxene	Amphibole	Apatite	Magnetite	Ilmenite
3**	South	BL-23-12	152.7	15	8	<1	<1	<1	46	7	13
7**	South	BL-23-13	144.9	8	25	<1	3	<1	31	8	9
9**	North	BL-23-06	246.1	53	5	2	2	4	17	1	1
12**	North	BL-23-06	251.25	11	21	<1	2	<1	31	6	15
13**	North	BL-23-01	208.9	16	33	<1	4	<1	24	5	5
15**	North	BL-23-10	122.85	8	25	<1	3	<1	31	8	9
24***	North	BL-23-03	58.6	17	2	11	1	1	23	10	15
28***	North	BL-23-18	114.2	1	1	41	2	5	32	5	16

Source: Banerjee (2023)

Notes: * SEM-MLA = scanning electron microprobe-mineral liberation analysis.

** Samples with high whole-rock Cl contents.

*** Samples with low whole-rock Cl contents.

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Olivine (Mg2SiO4 - Fe2SiO4) is the dominant mineral. Olivine crystals of the peridotite are subhedral in shape. The crystals range in size from ~0.2 to 3 mm. Equant crystals of olivine are common (Figure 7.6A and 7.6B). Olivine crystals are generally fractured, and the fractures are filled with serpentine. Many olivine crystals from rock samples with high whole-rock Cl contents are altered to iddingsite. Additional alteration products of olivine are saponite and celadonite (Laverne et al., 2006; Singh et al., 2023), which occur in samples with high and low whole-rock Cl contents. Olivine has end-member compositions of forsterite (Mg2SiO4: 49.1 to 54.6 mol%) and fayalite (Fe2SiO4 : 45.4 to 50.9 mol%). There is little variability in contents of SiO2 (34.4 to 35.2%), MnO (0.56 to 0.59%), and CaO (0.01 to 0.03%) (Table 7.3).

Orthopyroxene (Mg2Si2O6 - Fe2Si2O6) crystals are mostly subhedral in shape and equant in size (~0.5 to 2.0 mm; Figures 7.6C and 7.6D). They are associated with magnetite, ilmenite and apatite, and are less altered than olivine.

Clinopyroxene ((Ca,Mg,Fe)(Mg,Fe)Si2O6) crystals are less abundant than orthopyroxene (Figure 7.6D) and are also generally subhedral. Crystals range in size from ~0.5 to 2 mm.

Plagioclase (NaAlSi 3O8 - CaAl2Si2O8) crystals are euhedral to subhedral (Figure 7.6E and 7.6F) and mostly equant in size ranging from ~0.5 to 2 mm. End-member compositions are (44.1 to 48.4 mol.% anorthite, 51.5 to 52.7 mol.% albite, and 0.1 to 0.22 mol.% orthoclase. There is little variability in contents of SiO2 (55.0 to 55.8%) and Al2O3 (27.9 to 28.2%) (Table 7.3).

Amphibole (Na, K)0-1(Na, Ca, Mg, Fe2+, Mn2+, Li)2(Mg, Fe2+, Fe3+, Al, Mn, Zn, Cr, Ti, Li)5(Si, Al)8 O22(OH, F, Cl, O)2) crystals are identified under the optical microscope from the samples with low whole-rock Cl contents. The crystals are mostly subhedral in shape. Alteration of amphibole and plagioclase to clay minerals has been reported (Proust et al., 2006) (Figure 7.6F).

Apatite (Ca5(PO4)3F) mostly occurs as individual crystals associated with oxide minerals, orthopyroxene, olivine, and amphibole (Figure 7.7). Inclusions of apatite within olivine and orthopyroxene occur locally. Apatite crystals are euhedral to subhedral in shape and range in size from ~0.3 to 3 mm. Late-stage veinlets of serpentine cross-cutting apatite are common in the peridotite (Figure 7.7F). Apatite crystals have narrow ranges of CaO (54.8 to 55.4%) and P2O5 (41.8 to 42.4%) contents. The contents of SiO2 (≤0.04%), MnO (0.05 to 0.16%), MgO (0.04 to 0.15%), and FeO (0.14 to 0.31%) are low (Table 7.3). The contents of F (2.63 to 3.00%) are higher than Cl (660 to 860 ppm) and H2O (0.34 to 0.53%) (Table 7.3). Mole fraction values of fluorapatite (XApFAp) range from 0.71 to 0.80 (Table 7.3), as calculated following the procedure of Piccoli and Candela (2002).

Ilmenite (FeTiO3) and magnetite (Fe3O4) are the two dominant oxide minerals. Both minerals occur as euhedral to subhedral grains that range in size from ~0.2 to 1.5 mm in diameter (Figure 7.8).

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Figure 7.6	Major Silicate Minerals Present the Host Rocks of the BÉgin-Lamarche Deposit

Source: Banerjee (2023)

Figure 7.6 Description: Major silicate minerals present in the host rocks of the Bégin-Lamarche Deposit. (A) Serpentine veinlets within olivine crystals (under cross-polarized light); (B) Iddingsite (altered products of olivine) associated with apatite (under plane-polarized light); (C) Orthopyroxene crystals associated with apatite crystals (under plane-polarized light); (D) Equant crystals of clinopyroxene and orthopyroxene (under cross-polarized light); (E) Equant crystals of plagioclase (under cross-polarized light); (F) Plagioclase crystal enclosed by amphibole crystals (under plane-polarized light).

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Table 7.3 Ranges of Chemical Compositions of Major Minerals from The BÉgin-Lamarche Deposit
Element/Oxide (%)	Olivine	Plagioclase	Apatite
SiO2	34.4 to 35.2	55.0 to 55.8	≤0.04
Al2O3	≤0.01	27.9 to 28.2	≤0.01
FeO	38.5 to 42.1	0.08 to 0.14	0.14 to 0.31
MnO	0.56 to 0.59	n.a.	0.05 to 0.16
MgO	22.8 to 26.0	n.a.	0.04 to 0.15
CaO	0.01 to 0.03	9.70 to 9.95	54.8 to 55.4
Na2O	n.a.	5.84 to 6.00	0.02 to 0.08
K2O	n.a.	0.02 to 0.04	n.a
P2O5	n.a.	n.a.	41.8 to 42.4
F	n.a.	n.a.	2.63 to 3.00
Cl	n.a.	n.a.	0.07 to 0.90
H2O	n.a.	n.a.	0.34 to 0.53
Xap Fap (mole fraction)	-----	-----	0.71 to 0.80
An44.1-48.4
End Members	Fo49.1-54.6	Ab51.5-52.7	-----
Or0.10-0.22

Source: Banerjee (2023)

Notes: n.a. = not analysed; Fo = forsterite; An = anorthite, Ab = Albite, Or = Orthoclase.

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Figure 7.7	Apatite Mineralization at BÉgin-Lamarche Deposit

Source: Banerjee (2023)

Figure. 7.7 Description: Apatite (the primary phosphate mineral) associated with different minerals within the Bégin- Lamarche Deposit host rock. (A) Apatite crystals associated with oxide minerals (under plane-polarized light); (B) Equant crystals of apatite associated with oxide minerals (under cross-polarized light); (C) Apatite crystals associated with orthopyroxene crystals (under cross-polarized light); (D) Apatite crystals associated with altered olivine (under cross-polarized light); (E) Apatite crystal enveloped by amphibole and biotite crystals (under plane-polarized light); (F) Late-stage veins cut through apatite crystals (under plane-polarized light).

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Figure 7.8	Major Oxide Minerals at BÉgin-Lamarche

Source: Banerjee (2023)

Figure 7.8 Major oxide minerals from the Bégin-Lamarche Property (under reflected light). (A) Magnetite and ilmenite crystals associated with serpentinized olivine crystals; (B) Pyrrhotite crystal (accessory phase) associated with magnetite and ilmenite crystals.

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8.0       DEPOSIT TYPES

Globally, phosphate mineral deposits occur in igneous rocks and in sedimentary rocks (Pufahl and Groat, 2017). There are two types of igneous rock hosted phosphate mineral deposits: 1)   carbonatite hosted; and 2) massif-type anorthosite hosted. Bégin-Lamarche is an anorthosite massif-hosted phosphate (apatite) mineral deposit, similar to the nearby Lac Orignal Deposit (also known as Lac à L’Orignal) (P&E, 2023). The characteristics of igneous versus sedimentary phosphate mineral deposits are summarized in Table 8.1.

Anorthosites are plutonic igneous rocks that contain 90 to 100% plagioclase and 0 to 10% mafic silicate and (or) oxide minerals (Figure 8.1). The most common mafic minerals present are pyroxene (orthopyroxene and clinopyroxene), olivine, Fe-Ti oxides (e.g., magnetite, ilmenite) and apatite. Plagioclase-rich rocks that contain <90% plagioclase are leucotroctolites, leuconorites, leucogabbros, leucogabbros and leucogabbronorites, depending on the phase and amount of mafic silicate minerals. These rock types are also associated with anorthosite plutons. Apatite and Fe-Ti oxide mineralization commonly occurs within the anorthosite phase or in associated gabbro phases.

Table 8.1 Comparison of Igneous and Sedimentary Hosted Type of Phosphate Mineral Deposits
Characteristic	Igneous Massif-Type Anorthosite	Igneous Carbonatite	Sedimentary
Host Rock	massif-type anorthosite	carbonatite	upwelling-related sedimentary rocks
Distribution	1% of global deposits	5% of global deposits	94% of global deposits
Shape of Deposits	sheets and lenses	veins and lenses	bedded (stratiform)
Rare Earth Elements	low	high	variable
Deleterious Trace Elements	low	low	high
Organic Matter	none	none	high
Phosphate Mineralogy	apatite	apatite	carbonate fluorapatite
Associated Minerals	pyroxene, plagioclase, ilmenite, magnetite	calcite, dolomite, magnetite	quartz, clay minerals, calcite, dolomite
P2O5 Content	~5 to 15%	~5 to 15%	~8 to 35%
Source	mantle/crust (~30 to 50 km depth)	mantle (>50 km depth)	upwelling-related organic matter
Mineralization Process	high-temperature crystallization in magma	high-temperature crystallization in magma	phosphate precipitation in accumulating sediment

Source: First Phosphate Corporate Presentation (October 3, 2022), after Dr. Sandeep Banerjee, Postdoctoral Fellow/Researcher, Queen's University.

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Figure 8.1	Ternary Diagram of Gabbroic Rocks

Source: Banerjee (2022), after Scoates and Mitchell (2000).

An average grade versus tonnage plot for P2O5 is shown in Figure 8.2. The plot shows a wide range of sizes of igneous phosphate deposits. The phosphate deposits range from low-grade, low tonnage (e.g., Angico dos Dias, Brazil) to high-grade, high tonnage (e.g., Apatit’s Kirovsk Branch, Russia) (Banerjee et al., 2024a). Although the phosphate mineralization hosted in massif anorthosite (i.e., all igneous phosphate deposits in Canada) is not high-grade, the apatite from these deposits contains smaller amounts of toxic elements, such as Pb (1.4 to 2.9 ppm versus 14.3 ppm), Th (4.1 to 10.0 ppm versus 191 ppm), and U (1.4 to 5.4 ppm versus 12.3 ppm) than those from carbonatite-hosted igneous deposits worldwide. Similarly, the average rare-earth elements (“REE”) contents in apatite (1,945 to 3,711 ppm) hosted in the oxide-apatite-mafic-ultramafic rocks in massif-anorthosite is lower than that of carbonatite worldwide (8,224 ppm REE). Therefore, the igneous phosphate mineralization from massif anorthosites is of higher quality and relatively environment-friendly (Banerjee et al., 2024a).

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Figure 8.2	Average Grade Versus Tonnage for Major Igneous Phosphate Deposits Worldwide

Canada
Russia
Finland
S. Africa
Brazil
Average grade (P_2O_5 wt%)
Tonnage (Mt)
0.1 Mt P_2O_5
0.24 Mt apatite
1 Mt P_2O_5
2.4 Mt apatite
10 Mt P_2O_5
24 Mt apatite
100 Mt P_2O_5
240 Mt apatite
1000 Mt P_2O_5
Oleniy Ruchey
(Khibiny)
Apatit's Kirovsk
branch
(Khibiny)
Araxá
Catalão I
Catalão II
Salitre
Tapira
Lac à
Paul
Phalaborwa
(Foskor)
Angico dos Dias
Cajati
Bégin-
Lamarche
Kovdorskiy
(Kovdor)
Lac à l'Orignal
Siilinjärvi
(Reserve)
Mine-Arnaud
(Sept-Iles)

Source: Banerjee et al. (2024a)

Figure 8.2 Description: Average grade versus tonnage (mineral resources) for major igneous phosphate deposits in silica-undersaturated alkali and carbonatite intrusions worldwide. The mineral resources (tonnage) for Russian deposits (Oleniy Ruchey, Apatit’s Kirovsk Branch, and Kovdorskiy) are considered from the A+B+C1 mineral reserve. Igneous phosphate deposits in Canada (prospective mines) hosted in oxide-apatite-mafic-ultramafic rocks within massif-anorthosites are also shown. Note that the tonnage (x)-axis is plotted on a logarithmic scale. The curvilinear lines indicate the amount (in Mt) of P2O5 or apatite contained in the phosphate mineral resources.

Proterozoic anorthosites form complexes/massifs/batholiths with areal extent of tens to 20,000 km2 and were emplaced in intracratonic settings. The parental magmas of anorthosites are considered to form in the mantle (Ashwal, 1993; Charlier et al., 2010) or in the lower crust (Bédard, 2001, 2009). The most generally accepted model involves formation of a basalt magma in the upper mantle, which intrudes the lower crust and fractionates large amounts of mafic minerals that settle in the magma chamber. The co-crystallizing plagioclase crystals float in the residual magma, which ascends farther into the crust and crystallizes as anorthosite complexes (Figure 8.3). Assimilation of crustal material may also drive large amounts of plagioclase crystallization and magma ascent (Emslie et al., 1994).

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Figure 8.3	Generally Accepted Model for the Origin of Anorthosite

Source: Charlier et al. (2010)

Figure 8.3 Description: Models for massif-type anorthosite genesis. (a) Anorogenic two- stage model of Ashwal (1993). Mantle-derived mafic melts pond at the crust-mantle boundary (Moho), where mafic silicates crystallize and sink. Residual melts become enriched in Al and Fe/Mg. Plagioclase is buoyant in these dense melts, producing anorthosite cumulates at the top of the magma chamber. The plagioclase-rich mush is gravitationally unstable, rises through the crust and drags aggregates of high-alumina orthopyroxene megacryst in sub-ophitic assemblage with plagioclase. The mush coalesces as plutons at mid-crustal levels. Heat from the crystallizing mantle- derived magma causes crustal anatexis to form granitoid magmas. (b) Post-collisional crustal tongue melting model of Duchesne (1999) . Collisional stacking of terranes produces: (1) underthrust lower crust tongues; and (2) granitoid liquids by anatexis of mid-crustal material. These intrude at higher levels along terrane boundaries, due to delamination along zones of weakness. Some 10 Ma later, the rise in temperature melts a crustal tongue of suitable composition and a deep- seated magma chamber develops in which plagioclase floats to accumulate at the roof. Resultant anorthosite diapirs rise through the crust, channelled by zones of weakness, and coalesce higher-up at mid-crustal levels; the mafic cumulates, left behind, become indistinguishable from the mantle. A Moho offset represents the only evidence of the former magma chamber. CLM = continental lithospheric mantle.

In an alternative model proposed by Arndt (2013), anorthosite complexes form when basalt magma differentiates in crustal magma chambers to form lower-density plagioclase and higher density residual liquid. Plagioclase and minor pyroxene crystallized in-situ on the floor of the magma chamber to produce the anorthosite complex, and the residual liquid migrated downwards, eventually to solidify as dense Fe-rich cumulates (Figures 8.4 and 8.5).

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Figure 8.4	Model for Anorthosite Complex Development

1. Intrusion of mafic magma into continental crust
magma
ρ= 2.7 g cm-3
crust ρ = 2.7 g cm-3
2. Crystallization of plagioclase cumulates leaving residual dense Fe-rich magma plag
magma
ρ≥2.7 g cm-3
crust ρ = 2.7 g cm-3
plag
3. Segregation and downward migration of dense residual magma crust ρ = 2.7 g cm-3

Figure 3. Sketches of three phases in the development of an anorthosite complex.

Source: Arndt (2013)

Figure 8.5	Model for Magmatic Differentiation of Anorthosite

Source: Arndt (2013)

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9.0	EXPLORATION

Two local prospectors discovered apatite mineralization in the northeast part of the Property in 2021. Since the Company acquired the claims in 2022, it has completed geological reconnaissance and sampling, very high-resolution airborne magnetic surveys, a petrographic study, bulk sampling, and diamond drilling. The non-drilling activities are described in this section and the drilling activities in Section 10.

9.1	GEOLOGICAL RECONNAISSANCE AND SAMPLING

In November 2022, First Phosphate engaged Laurentia Exploration Inc. of Jonquière (Québec) to complete a geological reconnaissance and sampling program in the area of the apatite discovery, specifically Targets 1, 2 and 3 (Figure 9.1).

Figure 9.1	Location of the Surveyed Areas

Prospection 2022
Claims
Stations
I3A-Gabbro
I3A-LX-Leucogabbro
I3G-Anorthosite
I3J-Norite
I3N-LX-Leucotroctolite
I3P-Leuconorite
I4I-ZN-Péridotite Nelsonitique
I4Z-Massive oxides
I4ZN-Nelsonite
OAGN-Oxide-Apatite Gabbronorite
I3-Intrusif Mafique
I1-Intrusif Felsique
I2J-Diorite
0 2 4 6
kilomètres
5405000
5400000
5395000
5390000
5385000
5380000
5375000
305000
310000
315000
320000
325000
330000
335000
340000
N
S
E
W
1
2
3
4
5
6
7
8
11
13
14
15
16
17

Source: First Phosphate (October 2024)

Targets 1 and 2 are composed of nelsonite horizons ranging in thickness from <1 m to several tens of metres, intercalated between massive to foliated, or more rarely, bedded horizons of anorthosite, leuconorite and norite. The norite beds are locally cut by injections of apatite-oxide gabbronorite (“OAGN”), up to several metres thick. The nelsonite is composed of 15 to 40% apatite in stocky crystals (<5 mm) disseminated in a matrix of magnetite and ilmenite. This rock type may contain <25% orthopyroxene as cm size phenocrysts. Pyroxene nelsonite is commonly highly deformed, as indicated by the presence of stretched phenocrysts in an anastomosing matrix composed of apatite and oxides (± plagioclase). Field-measured fabric (bedding and mineral foliation) give a general orientation ranging from north-northeast-southwest to east-northeast to southwest (Figure 9.2). Target 3 is the southwestern extension of Targets 1 and 2. This north-northeast to south-southwest trending magnetic high is characterized by the presence of nelsonite and apatite mafic rocks (probably norite) hosted in anorthosite. Its northern and central parts are composed of two magnetic horizons (West and East) 100 to 200 m apart. The West Horizon is composed mainly of apatite mafic rocks. These rocks are generally very weathered and friable, making them difficult to identify in the field. They are melanocratic and rich in pyroxene and iron-titanium oxides, with apatite content of between 2 and 10%. Similar rocks containing up to 20 to 25% apatite are present at the southern end of Target 3. The eastern horizon corresponds to a north-northeast to south-southwest trending nelsonite horizon whose thickness can reach 30 to 60 m in the central part of Target 3 (Figure 9.3). The nelsonite is either massive or bedded (intercalated with beds of apatite-bearing norite) and contains between 20 and 30% apatite as equant crystals in a matrix of magnetite and ilmenite.

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In total, 108 rock samples were collected: 66 at Target 1, four at Target 2 and 31 at Target 3. The samples were sent to Actlabs in Ancaster, ON, for analyses. The sample code at Actlabs was 4Lithosearch with analyses of 10 major elements and 48 trace elements plus Cl, F and Hg.

On Target 1, 48 samples returned values of >5% P2O5 with a maximum amount of 15.05% P2O5 (Figure 9.2). Of the four samples collected on Target 2, one returned 14.64% P2O5 and the other three samples returned <2.12% P2O5. Twenty samples from Target 3 returned >5% P2O5, with a maximum amount of 15.65% P2O5.

In October 2023, Laurentia conducted another sampling program to the northeast of Target 1, where apatite had previously been identified. The reconnaissance program identified an area measuring ~350 m long x 175 m wide (Figure 9.4) that was named the Mountain Zone. From field observation, the rock type is apatite-oxide peridotite, which is the most favourable rock type for phosphate. A total of 26 grab samples were taken in this area and all except one returned >5% P2O5. The samples were sent to Actlabs for analyses using Actlabs code 4B(+11), which analyzes for the ten major element and seven additional elements.

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Figure 9.2	Location of Samples and Results for Targets 1 and 2

5404000
325500
326000
5403500
5403000
5402500
5402000
5401500
1
2
P2O5 (%)
0 - 2,5
2,5 - 5
5 - 7,5
7,5 - 10
10 - 15
15 - 25
Propriété Bégin Lamarche - Cible 1
Résultats d'exploration de surface 2022
Projection: UTM NAD83 Zone 19
Dessiné par: Jean-Philippe Arguin, P.Geo.
Janvier 2023
0
200
400
meters
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

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Figure 9.3	Location of Samples and Results for Target 3

323000
323500
324000
324500
325000
5400500
5400000
5399500
5399000
5398500
5398000
3.92
4.85
0.79
1.03
11.38
8.22
3.81
5.37
3.52
4.46
10.5
2.12
5.09
3
1.5
3.57
4.86
7.05
3.16
2.15
9.75
0.64
11.25
11.8
9.07
7.95
14.66
12.72
6.78
5.07
6.66
15.65
11.37
P2O5 (%)
0 - 2,5
2,5 - 5
5 - 7,5
7,5 - 10
10 - 15
15 - 25
Propriété Bégin Lamarche - Cible 3
Résultats d'exploration de surface 2022
Projection: UTM NAD83 Zone 19
Dessiné par: Jean-Philippe Arguin, P.Geo.
Janvier 2023
0
250
500
meters
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

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Figure 9.4	Location of Samples and Results for the Mountain Zone

Source: First Phosphate (October 2024)

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9.2	AIRBORNE MAGNETIC SURVEY

First Phosphate engaged Novatem Inc. to complete a very high-resolution airborne magnetic survey over a portion of the Property from August 28 to September 4, 2022. Novatem flew 1,647 line-km using its very high-resolution helicopter-borne system. The system consists of two laser optically pumped sensors providing 1,000 measurements per second (at 1,000 Hz) mounted at the front of a Guimbal G2 light helicopter, a multi -frequency GNSS sensor positioning system capable of receiving GPS, GLONASS, Galileo and BeiDou location coordinates, and an MDL laser altimeter, which measures the height of the helicopter with cm precision.

In January 2024, a very high-resolution magnetic survey using the AIM-LOWTM (magnetometer/drone/navigation) system was flown. The drone used for this survey was MMC's Skylle 1550. The magnetometer used is the Scintrex caesium vapour CS-VL. The measurement range is between 15,000 nT and 105,000 nT. Sensor sensitivity is 0.0006 nT/√Hz and absolute accuracy is <2.5 nT over the measurement range. The magnetometer is installed in a custom-built shell (bird) made of plastic, enabling the magnetometer's orientation to be accurately maintained during flight. This shell is supported under the drone at a height of 5 m, which flew at an average speed of 12 m/s. The survey was flown along lines oriented N55W at 25 m line-spacing, with tie lines oriented N35E at 250 m line-spacing. The entire survey was flown at an average altitude of 30 m.

This magnetic survey confirmed the high magnetic anomaly identified with the Novatem survey, and showed enhanced details about the structure of the anomaly (Figure 9.5).

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Figure 9.5	Very High-Resolution Magnetic Survey

Source: First Phosphate (October 2024)

9.3	PETROGRAPHIC STUDY

In July 2023, the Company contracted Dr. Sandeep Banerjee from Queens University in Kingston (Ontario) to study the chlorine content of the apatite. It is important to quantify chlorine because in the process of making phosphoric acid from the apatite concentrate, chlorhydric acid is formed and could damage the equipment.

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High chlorine content was determined in some whole-rock samples from the 2023 drill program. For example, sample C560551 from drill hole BL-23-06 returned 0.87% Cl and sample C560503 from drill hole BL-23-01 returned 0.78% Cl. However, Dr. Banerjee concluded that the Cl content of apatite in the phosphatic layers at the Deposit is generally low.

In May 2023, the Company contracted Dr. Sandeep Banerjee to characterize the host rock and mineralization of the Bégin-Lamarche Deposit. Dr. Banerjee concluded that host rocks are gabbronorite, norite, and troctolite. These rocks contain variable amounts of olivine, orthopyroxene, clinopyroxene, plagioclase, amphibole, biotite, chlorite, apatite, ilmenite, magnetite, and Al -spinel. Fluorapatite is the mineral of primary interest and ilmenite and magnetite are potentially of secondary interest. The P2O5 concentration of in-situ apatite is 41.7 ± 0.13%, which is comparable to that of the apatite concentrate (40%) produced and analyzed by SGS. The P2O5 and CaO contents and CaO/P2O5 ratios are better than required for phosphoric acid production. Therefore, the Bégin-Lamarche Deposit is a potentially viable source of P for the LFP battery market (Banerjee et al., 2024b).

9.4	BULK SAMPLING

In February 2024, a 15-tonne rock sample was taken on surface in the vicinity of drill hole BL-23-11 (Figure 9.6). The sample contained olivine, apatite and oxides (Figure 9.7). The sample was crushed to 100% passing 1.8 cm. The crushed material was bagged in 14 one-tonne bags and sent to SGS in Québec City for treatment. Each bag was sample and analysed by Actlabs using 4Litho(11+) code. The average result for the 14 samples was 7.61% P2O5, 6.80% TiO2 and 39.76% Fe2O3(t) (total Fe determined as Fe2O3), with low chlorine and possibly deleterious elements. The bulk sample was processed at SGS Québec and three concentrates were produced: 1) an apatite concentrate grading 40% P2O5; 2) a high purity magnetite concentrate; and 3) an ilmenite concentrate. The one-tonne apatite concentrate was sent to Prayon Technologies in Belgium. Prayon was able to produce Merchant Grade Acid (“MGA”) and Purified Phosphoric Acid containing 85% H3PO4.

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Figure 9.6	Photograph Showing Excavation of the Bulk Sample

Source: First Phosphate (2024)

Figure 9.7	Photograph of a Rock Sample Taken from the Bulk Sample

Source: First Phosphate (2024)

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10.0	DRILLING

Two diamond drill programs were completed by First Phosphate on the Property. Twenty-one drill holes were completed in 2023 for a total of 4,461 m of NQ drill core. Another drill program took place between January and April 2024, in which 99 NQ drill holes were completed for a total of 25,929 m. Three drill holes were also completed in each of the mineralized zones for metallurgical purposes.

10.1	2023 DRILL PROGRAM

In 2023, First Phosphate commissioned Laurentia Exploration to manage a drilling program on the Property. Twenty drill holes totalling 4,391 m were completed from February 7 to March 23, 2023, and a 241-m drill hole was completed from June 21 to June 23, 2023. Significant Fe-Ti-P mineralization was intersected in all the drill holes.

Two phosphate zones were discovered: the Northern and Southern Zones. The Northern Zone is composed of four known phosphate layers up to 60 m thick and ~200 m long (Figure 10.1). Average phosphate grades are ~7%. Mineralization occurs in nelsonite peridotites interbedded with norites, leuconorites, troctolites and gabbronorites.

The Southern Zone consists of norite, leuconorite and troctolite units containing beds of nelsonite peridotite. The phosphate layers appear to be ~100 m thick and have been traced for 1,500 m (Figure 10.1).

The drill hole locations are shown in Figure 10.2. The best phosphate intersections are shown in Table 10.1 and drill hole parameters are presented in Table 10.2.

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Figure 10.1	Interpretation of the Phosphate Layers from the 2023 Drill Holes

Drill Interpreted Phosphate Layer
Mag Interpreted Phosphate Layer
NORTHERN ZONE
SOUTHERN ZONE
Apatite (%)
1 - 5
5 - 10
10 - 20
20 - 21
21 - 31
31 - 100
Projection: UTM NAD83 Zone 19
Interpreted by: Gilles Laverdière, P.Geo.
May 2023
LAURENTIA EXPLORATION
FIRST PHOSPHATE
meters

Figure 1 - Interpreted Phosphate Layers

Source: First Phosphate (October 2024)

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Figure 10.2	Drill Holes Location Map On DV1 Magnetic Map

5404000
325500
326000
326500
327000
2658152
2658153
2658154
2658155
5403500
BL-23-05
BL-23-20
BL-23-18
BL-23-19
BL-23-06
BL-23-01
BL-23-04
BL-23-09
BL-23-10
BL-23-21
BL-23-07
BL-23-08
BL-23-11
5403000
2658150
2655563
2644049
2655564
BL-23-12
BL-23-13
BL-23-17
5402500
BL-23-14
BL-23-15
5402000
2644047
2644048
BL-23-16
Forages 2023
Collets de forage
Projection des traces
Résultats P2O5 (%)
2,5 - 5
5 - 7,5
7,5 - 10
10 - 15
15 - 35
Propriété Bégin-Lamarche
Travaux de forage 2023
Projection: UTM NAD83 Zone 19
Dessiné par: Jean-Philippe Arguin, Géo.
Avril 2024
0
100
200
300
mètres
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

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Table 10.1 Significant Mineralized Intervals from the 2023 Drill Program
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)	Zone
BL-23-01	131.9	215.4	83.5	7.82	4.16	27.13	Northern
BL-23-02	143.75	201	57.25	8.35	3.38	23.68	Northern
BL-23-03	13.8	78	64.2	8.43	4.37	28.17	Northern
BL-23-03	143	201	58	3.94	3.03	19.58	Northern
BL-23-04	4.8	76.7	71.9	4.28	2.78	15.29	Northern
BL-23-05	105.15	222.00	116.85	4.45	2.90	21.16	Northern
BL-23-06	7.3	66.8	59.5	6.55	4.41	27.72	Northern
BL-23-06	201	295.25	94.25	6.10	3.70	25.55	Northern
BL-23-07	53.5	156.0	102.5	3.65	3.42	19.11	Southern
BL-23-08	62.65	94.10	31.45	5.89	2.73	14.93	Southern
BL-23-09	39.00	91.75	52.75	4.45	3.11	20.13	Northern
BL-23-10	74.15	159.00	84.90	4.57	2.65	17.63	Northern
BL-23-10	252.2	311.0	58.8	7.14	3.30	24.05	Northern
BL-23-11	24.1	36.3	12.2	4.81	0.32	10.15	Southern
BL-23-12	53.1	182.3	129.2	4.83	2.95	18.39	Southern
BL-23-13	139.6	225.0	85.4	4.08	2.58	13.39	Southern
BL-23-14	18.0	151.5	133.5	5.00	4.15	27.17	Southern
BL-23-15	50.0	183.7	133.7	4.52	3.40	20.05	Southern
BL-23-16	36.1	64.8	28.7	7.60	3.88	22.09	Southern
BL-23-16	97.0	131.5	34.5	9.99	5.50	29.83	Southern
BL-23-17	13	79	66	2.59	2.15	12.84	Southern
BL-23-18	55.90	141.45	85.55	8.75	4.18	28.82	Northern
BL-23-19	197.4	308.2	110.8	7.02	3.30	25.46	Northern
BL-23-20	56.2	102.3	46.1	4.48	2.73	19.65	Northern
BL-23-21	122.85	255.00	132.15	6.75	3.94	24.37	Northern

Note: Fe2O3t = total iron as Fe2O3

Table 10.2 Technical Parameters of the 2023 Drill Holes
Drill Hole ID	UTM NAD 83 Zone 19N		Azimuth (°)	Dip (°)	Length (m)	Elevation (masl)	Zone
	Easting	Northing
BL-23-01	326,558	5,403,369	150	-45	244.5	249.7	Northern
BL-23-02	326,558	5,403,366	330	-45	201	249.7	Northern
BL-23-03	326,651	5,403,385	150	-45	201	253.0	Northern

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Table 10.2 Technical Parameters of the 2023 Drill Holes
Drill Hole ID	UTM NAD 83 Zone 19N		Azimuth (°)	Dip (°)	Length (m)	Elevation (masl)	Zone
	Easting	Northing
BL-23-04	326,704	5,403,275	150	-45	201	251.9	Northern
BL-23-05	326,714	5,403,451	150	-45	240	252.6	Northern
BL-23-06	326,505	5,403,371	150	-45	295.25	245.7	Northern
BL-23-07	326,256	5,403,043	125	-45	273	253.0	Southern
BL-23-08	326,342	5,403,007	125	-45	201	252.9	Southern
BL-23-09	326,423	5,403,223	125	-45	150	248.4	Northern
BL-23-10	326,666	5,403,208	300	-45	311	243.6	Northern
BL-23-11	326,427	5,403,002	90	-45	51	248.1	Southern
BL-23-12	326,278	5,402,724	135	-45	201	248.5	Southern
BL-23-13	326,019	5,402,515	125	-45	225	239.6	Southern
BL-23-14	325,840	5,402,415	125	-45	201	225.8	Southern
BL-23-15	325,743	5,402,215	125	-45	201	229.0	Southern
BL-23-16	325,699	5,401,866	295	-45	279	213.1	Southern
BL-23-17	326,377	5,402,505	110	-45	192	244.8	Southern
BL-23-18	326,687	5,403,425	330	-45	204	253.8	Northern
BL-23-19	326,688	5,403,424	330	-70	318	253.8	Northern
BL-23-20	326,587	5,403,421	330	-45	201	253.1	Northern
BL-23-21	326,782	5,403,178	330	-54	270	251.5	Northern

10.2	2024 DRILL PROGRAM

The 2024 drill program was designed and planned with the objective of supporting an initial Mineral Resource Estimate. A 100 x 50 m drill hole program covered the entire favourable area determined from the previous surface sampling, magnetic survey interpretation, and prior drilling. Ninety-nine holes for a total of 25,929 m were completed over the entire length of the magnetic anomaly (Figure 10.3). The drilling determined that although the Mountain, Northern and Southern Zones are aligned in the same direction and part of the same magnetic anomaly, they have different geological characteristics. In addition, the boundaries of each zone are most likely faulted, as interpreted from the magnetic survey and presence of gouge and severely broken core in some drill holes.

The main differences between the three mineralized zones are the grade and the abundance of apatite-rich ultramafic rocks. The Mountain Zone has the highest phosphate grade, ~8.3% P2O5, whereas the Northern Zone grades ~6.8% P2O5 and the Southern Zone grades ~5.6% P2O5. The quantity of phosphate is directly associated with the abundance of apatite-rich ultramafic rocks.

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Figure 10.3	Map Showing the 2024 Drill Program at BÉgin-Lamarche

325500
326000
326500
327000
5404000
5403500
5403000
5402500
5402000
Mountain Zone
Northern Zone
Southern Zone
Bégin-Lamarche Property
2024 Drilling Program
Projection: UTM NAD83 Zone 19
Drawn by: Jean-Philippe Arguin, P.Geo.
May 2024
0 100 200 300
meters
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

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Most drill core samples exhibit alternating phaneritic leucocratic (light-coloured) and melanocratic (dark-coloured) layers (Banerjee et al., 2024b) The leucocratic layers consist mainly of plagioclase and the melanocratic layers consist of olivine, pyroxene, amphibole, biotite, ilmenite, and magnetite. All rock types exhibit cumulate textures. The phosphatic mineral is consistently apatite, specifically fluorapatite.

The technical parameters of the 2024 drill holes are listed in Table 10.3.

Table 10.3 Technical Parameters of the 2024 Drill Program
Drill Hole ID	UTM NAD 83 Zone 19N		Azimuth (°)	Dip (°)	Length (m)	Cross- Section	Zone
	Easting	Northing
BL-24-22	326,747	5,403,399	330	-45	270	N300	Northern
BL-24-23	326,747	5,403,399	150	-45	202	N300	Northern
BL-24-24	325,783	5,402,455	125	-45	325	S1100	Southern
BL-24-25	326,722	5,403,444	330	-45	200	S1100	Southern
BL-24-26	326,697	5,403,482	330	-45	150	N300	Northern
BL-24-27	326,697	5,403,482	150	-50	264	N300	Northern
BL-24-28	325,783	5,402,455	125	-60	312	S1100	Southern
BL-24-29	326,618	5,403,428	150	-45	327	N200	Northern
BL-24-30	325,775	5,402,585	125	-45	250	S1000	Southern
BL-24-31	326,672	5,403,326	150	-45	200	N200	Northern
BL-24-32	326,730	5,403,218	330	-45	200	N200	Northern
BL-24-33	325,896	5,402,376	125	-45	175	S1100	Southern
BL-24-34	326,643	5,403,380	330	-45	200	N200	Northern
BL-24-35	325,952	5,402,328	125	-45	250	S1100	Southern
BL-24-36	326,782	5,403,122	330	-55	345	N200	Northern
BL-24-37	325,786	5,402,454	0	-90	180	S1100	Southern
BL-24-38	326,506	5,403,428	150	-45	198	N100	Northern
BL-24-39	326,517	5,403,403	330	-45	210	N100	Northern
BL-24-40	326,585	5,403,279	330	-45	282	N100	Northern
BL-24-41	326,011	5,402,284	125	-45	150	S1100	Southern
BL-24-42	326,568	5,403,312	150	-45	201	N100	Northern
BL-24-43	325,689	5,402,279	125	-45	396	S1300	Southern
BL-24-44	326,604	5,403,239	330	-45	291	N100	Northern
BL-24-45	326,253	5,403,348	305	-45	204	S100	Southern
BL-24-46	326,814	5,403,914	150	-45	300	N600	Mountain
BL-24-47	325,689	5,402,279	125	-60	327	S1300	Southern
BL-24-48	326,814	5,403,914	330	-45	201	N600	Mountain
BL-24-49	326,308	5,403,322	305	-45	298	S100	Southern
BL-24-50	325,795	5,402,184	125	-45	276	S1300	Southern

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Table 10.3 Technical Parameters of the 2024 Drill Program
Drill Hole ID	UTM NAD 83 Zone 19N		Azimuth (°)	Dip (°)	Length (m)	Cross- Section	Zone
	Easting	Northing
BL-24-51	326,814	5,403,914	150	-60	244.7	N600	Mountain
BL-24-52	325,781	5,402,326	125	-45	300	S1200	Southern
BL-24-53	326,851	5,403,845	150	-45	301	N600	Mountain
BL-24-54	326,348	5,403,342	350	-45	225	S50	Southern
BL-24-55	325,852	5,402,300	125	-45	225	S1200	Southern
BL-24-56	326,899	5,403,859	150	-45	288	N650	Mountain
BL-24-57	325,897	5,402,245	125	-45	300	S1200	Southern
BL-24-58	326,371	5,403,264	125	-45	228	S100	Southern
BL-24-59	326,899	5,403,859	150	-60	216	N650	Mountain
BL-24-60	325,894	5,402,244	305	-50	200.5	S1200	Southern
BL-24-61	326,173	5,403,280	125	-45	312	S200	Southern
BL-24-62	326,922	5,403,891	150	-45	201	N700	Mountain
BL-24-63	325,866	5,402,145	305	-70	300	S1300	Southern
BL-24-64	326,933	5,403,801	150	-45	180	N650	Mountain
BL-24-65	325,712	5,402,131	125	-45	285	S1400	Southern
BL-24-66	326,281	5,403,201	125	-45	150	S200	Southern
BL-24-67	326,931	5,403,802	330	-45	161	N650	Mountain
BL-24-68	326,400	5,403,111	125	-45	126	S200	Southern
BL-24-69	326,894	5,403,856	0	-90	201	N650	Mountain
BL-24-70	326,345	5,403,160	125	-45	201	S200	Southern
BL-24-71	325,660	5,402,170	125	-45	354	S1400	Southern
BL-24-72	326,228	5,403,145	125	-45	315	S300	Southern
BL-24-73	325,606	5,402,214	125	-45	375	S1400	Southern
BL-24-74	326,960	5,403,846	150	-45	201	N700	Mountain
BL-24-75	326,126	5,403,222	130	-45	300	S300	Southern
BL-24-76	326,993	5,403,785	150	-45	175.5	N700	Mountain
BL-24-77	325,604	5,402,214	125	-60	366	S1400	Southern
BL-24-78	326,993	5,403,785	330	-45	250	N700	Mountain
BL-24-79	326,126	5,403,222	130	-60	250	S300	Southern
BL-24-80	326,921	5,403,897	0	-90	213	N700	Mountain
BL-24-81	325,560	5,402,121	125	-45	306	S1500	Southern
BL-24-82	326,921	5,403,897	150	-67	201	N700	Mountain
BL-24-83	326,168	5,403,167	125	-45	327	S300	Southern
BL-24-84	325,615	5,402,080	125	-45	301.3	S1500	Southern
BL-24-85	326,971	5,403,760	330	-50	201	N650	Mountain
BL-24-86	325,675	5,402,034	125	-45	293.5	S1500	Southern

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Table 10.3 Technical Parameters of the 2024 Drill Program
Drill Hole ID	UTM NAD 83 Zone 19N		Azimuth (°)	Dip (°)	Length (m)	Cross- Section	Zone
	Easting	Northing
BL-24-87	325,655	5,401,926	305	-45	210	S1600	Southern
BL-24-88	326,226	5,403,248	125	-45	366	S200	Southern
BL-24-89	325,764	5,401,845	305	-45	366	S1600	Southern
BL-24-90	326,885	5,403,899	150	-75	150	N650	Mountain
BL-24-91	326,226	5,403,248	330	-50	201	S200	Southern
BL-24-92	326,871	5,403,806	150	-45	252	N650	Mountain
BL-24-93	325,558	5,402,119	125	-60	363	S1500	Southern
BL-24-94	326,871	5,403,806	330	-70	225	N600	Mountain
BL-24-95	326,785	5,403,751	150	-45	162	N500	Mountain
BL-24-96	326,171	5,403,289	330	-45	177	S200	Southern
BL-24-97	325,833	5,402,543	125	-45	279	S1000	Southern
BL-24-98	326,776	5,403,661	305	-45	246	N450	Mountain
BL-24-99	326,171	5,403,288	305	-80	252	S200	Southern
BL-24-100	325,889	5,402,501	125	-45	264	S1000	Southern
BL-24-101	326,286	5,402,953	125	-45	252	S400	Southern
BL-24-102	326,776	5,403,661	165	-45	252	N450	Mountain
BL-24-103	325,946	5,402,459	125	-45	261	S1000	Southern
BL-24-104	326,818	5,403,689	150	-45	201	N500	Mountain
BL-24-105	326,675	5,403,167	330	-55	306	N100	Northern
BL-24-106	326,002	5,402,416	125	-45	250	S1000	Southern
BL-24-107	326,810	5,403,281	330	-45	360	N300	Northern
BL-24-108	326,082	5,402,482	125	-45	249	S900	Southern
BL-24-109	326,688	5,403,297	330	-45	300	N200	Northern
BL-24-110	326,135	5,402,567	125	-45	249	S800	Southern
BL-24-111	326,195	5,402,647	125	-45	252	S700	Southern
BL-24-112	326,138	5,402,680	125	-45	288	S700	Southern
BL-24-113	326,079	5,402,609	125	-45	264	S800	Southern
BL-24-114	326,215	5,402,757	125	-45	279	S600	Southern
BL-24-115	326,340	5,402,780	125	-45	252	S500	Southern
BL-24-116	326,810	5,403,070	330	-60	324	N200	Northern
BL-24-117	326,283	5,402,831	125	-45	252	S500	Southern
BL-24-118	326,229	5,402,996	125	-45	255	S400	Southern
BL-24-119	326,779	5,403,339	330	-45	201	N300	Northern
BL-24-120	325,563	5,401,869	125	-60	255	S1700	Southern

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10.2.1	Mountain Zone

Twenty-three drill holes totalling 5,023 m were completed in the Mountain Zone. The Mountain Zone shows grades of >10% P2O5 over widths ranging from 7 to 177.0 m (Table 10.4). The Mountain Zone has a somewhat elongated massive shape with an average diameter of ~150 m (Figure 10.4) and it has been drilled over a total length of 250 m. The Mountain Zone contains several veins of massive apatite of up to 2 m thick.

Table 10.4 Significant Mineralized Intervals in the 2024 Mountain Zone Drill Program
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)
BL-24-46	155.2	177.6	22.4	14.33	5.83	28.28
BL-24-48	32.00	39.65	7.65	15.01	2.59	19.17
BL-24-51	70	111	41	7.72	1.88	16.09
BL-24-53	70.1	132.4	62.3	9.50	4.12	28.45
BL-24-53	154.1	246.0	91.9	6.92	3.50	20.08
BL-24-56	6.5	99.0	92.5	11.82	5.29	30.96
BL-24-56	123	162	39	8.43	3.18	17.56
BL-24-59	6.55	59.40	52.85	12.44	5.65	33.60
BL-24-62	69.00	144.65	75.65	9.97	3.66	20.71
BL-24-64	3	42	39	9.06	4.11	25.45
BL-24-67	3	87	84	11.85	5.09	32.49
BL-24-69	29.0	65.1	36.1	9.81	3.26	22.36
BL-24-74	82.0	102.3	20.3	10.30	4.28	19.01
BL-24-76	49.00	64.25	15.30	11.27	4.40	24.29
BL-24-78	47.55	102.70	55.15	8.72	3.18	19.87
BL-24-80	2.40	74.55	72.15	6.59	2.37	16.23
BL-24-82	6.0	83.7	77.7	11.07	3.28	18.63
BL-24-85	102	134	32	11.54	4.28	25.80
BL-24-90	6	90	84	10.15	2.82	21.43
BL-24-92	15	192	177	8.13	3.89	22.49
BL-24-94	51	150	99	11.38	3.98	25.37
BL-24-95	6	162	156	8.90	4.14	20.97
BL-24-98	18	33	15	4.62	2.24	12.74
BL-24-102	180	231	51	7.53	3.01	19.84
BL-24-104	6	93	87	8.43	4.35	22.30

Fe2O3[t] = total iron as Fe2O3.

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Figure 10.4	Cross-Sectional Projection of the Mountain Zone

300 Elev.
200 Elev.
100 Elev.
0 Elev.
-100 Elev.
-200 Elev.
-300
-400
100 E
200 E
300 E/SE
400 E/SE
500 E/SE
600 E/SE
700 E/SE
800 E/SE
FIRST PHOSPHATE
Projet Begin Lamarche
Jeux de sections
P2O5: Phosphate transition
FIRST PHOSPHATE
Vertical Section 750MT
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

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10.2.2	Northern Zone

The Northern Zone is where a phosphate mineralized envelope (500 m thick) has been delineated by 19 drill holes totalling 4,831 m. The Northern Zone consists of two phosphate layers ranging from 100 to 200 m in thickness (Figure 10.5) and are 600 m long. Significant analyses are reported in Table 10.5.

Table 10.5 Significant Mineralized Intervals from the 2024 Northern Zone Drilling
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)
BL-24-22	195	259	64	5.80	2.94	21.04
BL-24-23	21.0	175.1	154.1	7.02	4.40	27.34
BL-24-26	6.9	96.0	89.1	9.44	3.92	27.59
BL-24-27	138	189	51	4.41	3.05	20.62
BL-24-29	99	276	177	4.46	3.63	22.85
BL-24-31	119.85	213.8	93.95	7.16	3.49	18.76
BL-24-32	159	228	69	5.51	3.82	24.60
BL-24-34	93	192	99	6.34	2.74	20.09
BL-24-36	234	342	108	6.83	4.33	28.34
BL-24-38	No significant results
BL-24-39	102	150	48	5.51	2.20	16.64
BL-24-40	186.0	274.2	88.2	7.76	2.86	21.87
BL-24-42	6.6	188.7	182.1	5.04	3.09	17.77
BL-24-44	192.4	283.0	90.6	7.48	3.38	23.64
BL-24-105	132.00	144.65	12.65	5.12	2.38	17.53
BL-24-107	29.10	132.25	103.15	7.67	4.19	25.71
BL-24-107	217.1	360.0	142.9	8.86	4.47	30.20
BL-24-109	6.9	49.4	42.5	10.12	4.80	28.55
BL-24-116	256	304	48	7.46	3.95	22.77
BL-24-119	6.0	57.5	51.5	6.00	4.07	24.82

Fe2O3[t] = total iron as Fe2O3

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Figure 10.5	Cross-Sectional Projection of the Northern Zone

300 Elev.
200 Elev.
100 Elev.
0 Elev.
-100 Elev.
-200 Elev.
-300
-400
FIRST PHOSPHATE
Projet Bégin Lamarche
Jeux de sections
P2O5 Phosphate transition
FIRST PHOSPHATE
Vertical Section 300MT
AUGUST 08, 2024
100 E
200 E
300 ESE
400 ESE
500 ESE
600 ESE
700 ESE
800 ESE

Source: First Phosphate (October 2024)

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10.2.3	Southern Zone

The Southern Zone was drilled on 100 m spaced sections over a length of 1,700 m by 57 drill holes totalling 15,219 m. Results from the Southern Zone show the presence of four phosphate- mineralized units, three of which have an average thickness of 50 m and a thicker one up to 200 m thick (Figure 10.6). Significant analyses are presented in Table 10.6.

Table 10.6 Significant Mineralized Intervals in the 2024 Southern Zone Drill Program
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)
BL-24-24	61.3	190.9	129.6	5.22	3.63	22.32
BL-24-25	74.2	117.0	42.8	9.89	3.54	28.65
BL-24-28	73.25	152.20	78.95	5.48	4.07	24.68
BL-24-30	33.00	78.65	45.65	4.28	2.97	19.83
BL-24-33	3.8	110.0	106.2	5.00	3.70	21.19
BL-24-35	212.5	253.7	41.2	6.25	3.44	19.55
BL-24-37	84	126	42	6.03	4.47	28.57
BL-24-41	96	141	45	5.18	3.08	17.68
BL-24-43	111	369	258	5.41	4.33	22.19
BL-24-45	22	60	38	7.97	3.15	20.54
BL-24-47	153	304	151	3.89	3.36	19.51
BL-24-49	72.5	105.5	33	8.65	3.77	24.05
BL-24-50	4.2	93.0	88.8	5.90	4.14	23.62
BL-24-52	204.0	247.7	43.7	7.04	3.62	24.50
BL-24-54	61.1	101.1	40.0	9.18	4.80	28.16
BL-24-55	4.0	194.8	190.8	4.60	3.64	19.83
BL-24-57	183.9	194.0	10.1	6.58	3.86	22.58
BL-24-58	81	144	63	4.02	3.46	18.82
BL-24-60	3.7	197.7	194.0	5.21	3.81	22.50
BL-24-61	No significant results
BL-24-63	37.7	297.0	259.3	5.21	3.80	21.65
BL-24-70	73.6	148.0	74.4	4.27	3.49	20.55
BL-24-71	73.3	174.9	101.6	4.76	3.52	19.60
BL-24-72	196	305	109	4.72	3.70	21.26
BL-24-73	195.2	366.0	170.8	5.23	4.13	22.38
BL-24-75	118.2	135.0	16.8	6.01	4.34	26.65
BL-24-77	174	360	186	4.53	3.23	19.64
BL-24-79	No significant results
BL-24-81	190.15	265.30	75.15	5.05	3.61	20.30

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Table 10.6 Significant Mineralized Intervals in the 2024 Southern Zone Drill Program
Drill Hole ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3[t] (%)
BL-24-83	5.0	216.6	211.6	5.81	3.52	24.00
BL-24-84	205.9	283.0	77.1	8.41	4.14	22.75
BL-24-86	9.30	44.55	35.25	6.24	4.46	23.61
BL-24-87	173.6	198.0	24.4	7.12	5.57	28.79
BL-24-88	219	363	144	7.18	4.61	31.02
BL-24-89	233	345	112	5.99	4.67	25.64
BL-24-91	84	129	45	7.63	4.05	24.55
BL-24-93	132.0	349.4	217.4	4.92	4.08	21.90
BL-24-96	66	78	12	9.19	3.46	21.77
BL-24-97	12.0	97.5	85.5	5.79	4.67	26.73
BL-24-99	92.0	122.5	30.5	7.25	4.03	24.94
BL-24-100	6.8	76.4	69.6	4.88	3.91	23.08
BL-24-101	82.0	103.5	21.5	5.32	3.58	15.79
BL-24-103	21.2	93.0	71.8	5.05	3.20	21.08
BL-24-106	6	51	45	4.57	3.21	16.61
BL-24-108	6.0	26.9	20.9	10.47	5.62	34.41
BL-24-110	5.35	41.30	36.00	5.74	3.91	21.14
BL-24-111	7.0	238.4	231.4	4.96	3.13	17.81
BL-24-112	38	159	121	4.73	3.81	20.83
BL-24-112	182.5	278.0	95.5	7.38	3.92	22.85
BL-24-113	171.00	256.65	85.65	6.36	2.88	16.48
BL-24-114	173	279	106	5.25	3.70	22.65
BL-24-115	10.85	46.00	35.15	5.40	3.24	18.32
BL-24-117	No significant results
BL-24-118	143.75	176.00	32.30	5.00	3.75	16.81
BL-24-120	73.00	133.75	60.80	4.20	2.65	15.51

Note: Fe2O3[t] = total iron as Fe2O3

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Figure 10.6	Cross-Sectional Projection of the Southern Zone

300 Elev.
200 Elev.
100 Elev.
0 Elev.
-100 Elev.
-200 Elev.
-300
-400
0 ESE
100 E
200 E
300 ESE
400 ESE
500 ESE
600 ESE
700 ESE
800 ESE
FIRST PHOSPHATE
Projet Begin Lamarche
Jeux de sections
P2O5 Phosphate transition
FIRST PHOSPHATE
Vertical Section 1200SE
BEGIN LAMARCHE South Sector
1:2000
AUGUST 08, 2024
Clipping 100 m Looking South East
FIRST PHOSPHATE

Source: First Phosphate (October 2024)

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11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The following section discusses drill core sampling carried out by First Phosphate at the Bégin-Lamarche Property from 2023 to 2024.

11.1	SAMPLE PREPARATION AND SECURITY

Drill core sampling and security protocol at the Project was designed in accordance with CIM Mineral Exploration Best Practices Guidelines. The NQ-sized drill core was transferred from the drill rig site to the drill core logging facility, where it was received by Laurentia Exploration Inc. (“Laurentia”) geologists. Laurentia is a consulting firm based out of Jonquière, Québec, that First Phosphate contracted to oversee the 2023 and 2024 drilling programs.

Drill core is logged by the Laurentia geologists by recording lithology, mineralization, alteration and structure. Samples are also selected by the geologists, with sample intervals varying from 0.5 to 3.0 m in length, depending on the geological observations. The geo-technician saws the drill core in half lengthwise, using a diamond saw. The half drill core samples are placed and sealed in plastic bags along with a unique sample tag ID. The smaller sample bags are then placed into larger rice bags, which are tied closed with zip lock ties and labelled. The remaining half of the drill core is returned to the drill core box and retained on-site for reference purposes. A blank and a certified reference material (“CRM”) standard are inserted at the beginning of each sample batch, and then inserted alternatively every ten samples.

A formal chain-of-custody procedure was adopted for security of the drill core samples until receipt of the samples at the laboratory. The securely packaged half drill core samples are sent by ground transportation to an independent laboratory, Activation Laboratories Ltd. of Ancaster, Ontario (“Actlabs”).

When received at Actlabs, the drill core samples are crushed up to 80% passing 2 mm (10 mesh), riffle split (250 g split), and pulverized (in mild steel) to 95% passing -200 mesh. Each sample is analysed for whole-rock analysis (code 4B) for ten major oxides and seven trace elements by lithium metaborate/tetraborate fusion of 3 g of material and analysed by ICP-OES. Assay data are reported electronically from Actlabs to First Phosphate.

The Actlabs’ Quality System is accredited to international quality standards through ISO/IEC 17025:2017 and ISO 9001:2015. The accreditation program includes ongoing audits, which verify the QA system and all applicable registered test methods. Actlabs is also accredited by Health Canada. Actlabs is independent of First Phosphate and P&E.

Bulk density measurements were not taken by First Phosphate. However, the Authors have taken 18 independent verification samples (as described in Section 12.2) for multiple analyses, including bulk density determination.

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11.2	BULK DENSITY DETERMINATIONS

Independent verification sampling of Bégin-Lamarche drill core was undertaken in April 2024 by the site visit Qualified Person. A total of 18 due diligence samples were taken and subsequently measured independently at SGS of Québec City by the water displacement method, returning a mean value of 3.23 t/m3.

11.3	QUALITY ASSURANCE/QUALITY CONTROL REVIEW

The quality assurance/quality control (“QA/QC” or “QC”) procedures utilized by First Phosphate during the 2023 and 2024 drilling programs at Bégin-Lamarche included the insertion of homemade reference material (“HRM”) standards and blanks into the drill hole sample stream.

11.3.1	Performance of Homemade Reference Materials

Field personnel routinely inserted one of the four HRM standards into the drill core sample stream at a rate of ~1:20 samples. Criteria for assessing HRM standards performance are as follows. Data plotting within ±2 standard deviations from the calculated mean value pass. Data plotting outside ±3 standard deviations from the calculated mean value, or two consecutive data points plotting between ±2 and ±3 standard deviations on the same side of the mean, fail.

Due to the absence of commercially available reference material certified for P2O5, First Phosphate utilized two previously prepared HRM standards from Glen Eagle Resources Inc.’s (“Glen Eagle”) 2012 and 2014 drilling programs at the Company’s Lac Orignal Property, Québec.

Glen Eagle prepared the two reference materials of differing P2O5 grades by collecting two mineralized field samples from the Property, weighing ~15 kg each, and sent them to AGAT Laboratories in Mississauga, Ontario, where two HRMs standards were prepared one low-grade standard (Std-1) and one high-grade standard (Std-2). When received by AGAT, the 15 kg samples were crushed to 90% passing 2 mm and then pulverized to 85% passing 200 mesh (75 µm). A series of major element analyses (Lithium Borate Fusion - Summation of Oxides with an ICP-OES finish) were carried out on 30 representative sub-samples split from each bulk sample, with ten sub-samples each analysed over a period of three days. Individually packaged HRMs standards were prepared for use by the Company to mitigate the settling of heavy minerals (such as magnetite and ilmenite), by placing 100 g representative pulverized sub-samples into sealed bags. Mean values of 3.59% and 4.96% P2O5 were determined for Std-2 and Std-1, respectively.

Both HRMs standards were found to display positive biases in Glen Eagle’s 2012 and 2014 drilling programs at Lac Orignal, and in the early stage of First Phosphate’s drilling program at Bégin-Lamarche (drill holes BL-23-01 to BL-24-34). Std-2 returned a high percentage of results greater than +3 standard deviations from the estimated mean value, when assessed against the single-lab statistics calculated from the 30 samples analysed at AGAT. The Author concludes that the mean and standard deviations calculated from a single laboratory alone are not suitable for assessing HRM standard performance and that more rigorous round-robin testing at multiple labs would provide more robust statistical data for QC purposes. Consequently, the Author has established new means and standard deviations for both the Std-1 and Std-2 RMs, based on data from First Phosphate’s current drilling at the Property. The performance charts for both of these HRMs standards show the original AGAT-calculated means and standard deviations, and the modified statistics recommended by the Author (Figures 11.1 and 11.2). The use of RMs Std-1 and Std-2 was discontinued after drill hole BL-24-34.

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From drill hole BL-24-35 to BL-24-120, First Phosphate utilized two newly homemade Property-specific HRM standards that underwent more rigorous characterization studies at three separate reputable laboratories.

The performance of the four HRM standards was satisfactory, with very few failures recorded. All failures were followed-up in a timely manner and affected samples re-run if deemed necessary. Performance charts for the four HRMs are presented in Figures 11.1 to 11.4. The Author of this Technical Report section considers that the HRM data demonstrate acceptable accuracy in the 2023 and 2024 Bégin-Lamarche data.

Figure 11.1	HRM Standard Results for Std-1: P2O5

Source: This Study

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Figure 11.2	HRM Standard Results for Std-2: P2O5

Source: This Study

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Figure 11.3	HRM Standard Results for Std-1B: P2O5

Source: This Study

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Figure 11.4	HRM Standard Results for Std-2B: P2O5

Source: This Study

11.3.2	Performance of Blank Material

Blanks were routinely inserted into the drill core sample stream at a rate of approximately one every 10 samples. All blank data for P2O5 were reviewed by the Author. If the assayed value in the certificate was indicated as being less than detection limit, the value was assigned the value of one-half the detection limit for data treatment purposes. An upper tolerance limit of ten times the detection limit was set. There were 574 data points to examine.

All data plot at or below the set tolerance limit and the Author does not consider contamination to be an issue in the 2023 and 2024 drill hole sample data.

Results for the blank data are presented in Figure 11.5.

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Figure 11.5	Results for Blank Material: P2O5

Source: This Study

11.3.3	Performance of Lab Pulp Duplicates

Field duplicates were not inserted into the sample stream by First Phosphate during the 2023 and 2024 drilling programs. However, laboratory duplicate data for P2O5 were reviewed by the Author for the 2023 and 2024 sampling. The data were scatter graphed and the coefficient of determination (“R2”) used to estimate precision (Figure 11.6). The resultant R2 value for P2O5 was estimated at 1. The Author considers the Actlabs pulp duplicate data to show excellent precision at pulp level.

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Figure 11.6	Scatter Plot of Actlabs Lab Pulp Duplicates: P2O5

BEGIN-LEMARCHE PROJECT
LAB DUPLICATE PAIRS P2O5 : 2023 - 2024
P2O5 Duplicate (%)
P2O5 Original (%)
R² = 0.9997
0
5
10
15
20
25
30
35
P2O5 Duplicate (%)
Parity
20%
-20%
Linear (+ 10%)
Linear (-10%)
Linear (P2O5 Duplicate (%))

Source: This Study

11.4	CONCLUSION

The Author recommends the following be undertaken during future sampling at Bégin-Lamarche:

1)	The routine insertion of field and coarse reject duplicates into the sampling stream; and

2)	Check analyses of 5 to 10% of drill core samples taken at the Project, past and future, ensuring to include adequate QC samples to monitor umpire laboratory performance.

In the Author’s opinion, the sample preparation, security and analytical procedures for the 2023 to 2024 drilling at the Bégin-Lamarche Project were adequate and examination of QA/QC results for all recent sampling indicates no significant issues with accuracy, contamination or precision in the data.

The Author considers the data to be of satisfactory quality and suitable for use in the current Mineral Resource Estimate.

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12.0	DATA VERIFICATION

12.1	DRILL HOLE DATABASE VERIFICATION

12.1.1	Assay Verification

Verification of drill hole assay data entry was performed by the Authors on 1,362 assay intervals for P2O5, TiO2 and Fe2O3. Data from holes drilled in 2023 and 2024 were verified. The 1,362 verified intervals were checked against original digital assay laboratory certificates downloaded directly from Actlabs’ User Web Portal (WebLIMS) by the Authors. The checked assays represent 17.1% of the entire database (7,979 samples), and 15.3% of the constrained data (5,364 samples). No errors were encountered in the data during the verification process.

12.1.2	Drill Hole Data Verification

The Authors validated the Mineral Resource database in GEMS™ by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields. A few minor errors were identified and corrected in the database.

12.2	2024 P&E SITE VISIT AND INDEPENDENT SAMPLING

The Bégin-Lamarche Project was visited by Mr. Antoine Yassa, P.Geo., on April 9, 2024 for the purpose of viewing drilling sites and outcrops, GPS location verifications, discussions, and due diligence sampling.

Mr. Yassa collected 18 samples from six diamond drill holes during the April 2024 site visit. All samples were selected from drill holes completed in 2023 and 2024. A range of high-, medium-and low-grade samples were selected from the stored drill core. Samples were collected by taking a quarter of the previously split NQ drill core with the other quarter drill core remaining in the drill core box. Individual samples were placed in plastic bags with a uniquely numbered tag, after which all samples were collectively placed in a larger bag and delivered directly to SGS in Québec City for analysis.

Requested analyses are drill core bulk density by the wet immersion method, then preparation and whole-rock analysis for Lithium Borate Fusion.

Sample processing services at SGS are ISO/IEC 17025:2017 accredited by the Standards Council of Canada. Quality Assurance procedures include standard operating procedures for all aspects of the processing and also include protocols for training and monitoring of staff. SGS is independent of First Phosphate and P&E.

Results of the Bégin-Lamarche site visit due diligence samples are presented in Figures 12.1 to 12.3.

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Figure 12.1	P&E Site Visit Results for P2O5

Source: This Study

Figure 12.2	P&E Site Visit Results for TiO2

Source: This Study

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Figure 12.3	P&E Site Visit Results for Fe2O3

Source: This Study

12.3	CONCLUSION

Verification of the Bégin-Lamarche Project data, used for the current Mineral Resource Estimate, was undertaken by the Authors, and included a site visit sample, due diligence sampling, verification of drilling assay data, and assessment of the available QA/QC data for the recent drilling data. The Authors consider that there is good correlation between the P2O5, TiO2 and Fe2O3 assay values in First Phosphate’s database and the independent verification samples collected by them and analysed at SGS. The Authors consider that sufficient verification of the Project data has been undertaken and that the supplied data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate.

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13.0       MINERAL PROCESSING AND METALLURGICAL TESTING

The following section is based on 2024 concentration tests by SGS in Québec City that remain underway at the time of writing this Section 13. The Author had visited this SGS facility in September 2022 with regard to metallurgical tests on the mineralogically similar Lac Orignal phosphate Mineral Resource. At that time, the Author concluded that the SGS staff were well-informed and knowledgeable in developing the metallurgical processes appropriate for the “industrial” minerals present in the Lac Original Mineral Resource and in the Bégin-Lamarche phosphate Mineral Resource.

SGS Lakefield (“SGS”) completed Tescan Integrated Mineralogical Analyses (“TIMA”) mineralogical examinations on a composite Bégin-Lamarche sample provided to SGS by First Phosphate. This was a higher-grade sample (9.27% P2O5) than the currently Indicated Resource grade (6.49% P2O5 ). The Queen’s University Geology Department at Kingston, Ontario, in cooperation with the Université du Québec à Chicoutimi, provided detailed mineralogical analyses on several Bégin-Lamarche Mineral Resource-representative drill core samples (Banerjee et al., 2024).

13.1       METALLURGICAL SAMPLE

Drill cores representing the Bégin-Lamarche Mineral Resource were assembled by First Phosphate for M1, M2 and M3 composites. The drill core was crushed, blended to form a single composite, and samples were taken for assaying, mineralogy, comminution and metallurgical concentration testing. The composite analyses are summarized in Table 13.1.

Table 13.1 SGS Bégin-Lamarche Composite Sample Comparison to Lac Orignal
Major Components (%)			Minor Elements (ppm)			Notes
Major Oxide	Bégin- Lamarche	Lac Orignal*	Element	Bégin- Lamarche	Lac Orignal*
P2O5	9.27	5.55	Ag	<2	<2
Fe2O3	31.7	22.6	As	<30	<30
SiO2	23.9	34.5	Ba	111	620
TiO2	5.01	4.01	Be	0.47	<0.2
CaO	13.6	11.5	Bi	<20	<20
MgO	10.7	6.05	Cd	<2	<2
MnO	0.33	0.19	Co	114	93
Na2O	0.71	2.18	Li	<10	<10
K2O	0.16	0.6	Mo	<5	<5
Cr2O3	<0.01	0.01	Ni	50	46
V2O5	0.06	0.05	Pb	<20	<20
S	0.07	0.46	Sb	<10	<30	Low S
			Sn	<20	<20

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Table 13.1 SGS Bégin-Lamarche Composite Sample Comparison to Lac Orignal
Major Components (%)			Minor Elements (ppm)			Notes
Major Oxide	Bégin- Lamarche	Lac Orignal*	Element	Bégin- Lamarche	Lac Orignal*
			Sr	320	940
			Tl	<30	<30
			Y	97	39
			Zn	210	230
			Th	0.5	0.34
			U	<0.5	0.12
			F	0.63%	0.28%
			Cl	270	100	Higher Cl
			Hg	<0.3	<5 ppb
			REEs	510	250	Significant REE
*	P&E (2023)

As indicated in the results of analyses of the metallurgical sample, elements of potential concern in phosphate products, such as fertilizers, food and battery grade materials, are very low in the Bégin-Lamarche Mineral Resource. The low sulphur content suggests the tailings material would not create an environmental risk for acid generation or for metal leaching. The total rare earth element (“REE”) content can be assessed as moderate, but since the REEs would be concentrated in the apatite mineral, they could be of some potential economic value. However, REEs will associate with the gypsum-hemihydrate precipitated during phosphoric acid production, which means that the REEs can be challenging to isolate.

13.2       MINERALOGY

A TIMA-X mineralogical study was conducted by SGS on a representative sample of ground composite. TIMA-X is an acronym for TESCAN Intergraded Mineral Analyser. This technique provides an accurate representation of mineral identity, liberation and association, and elemental content of specific minerals.

13.2.1       Mineral Content and Distribution

Four size fractions were taken from a composite sample and the mineral content (% mass) was determined for each fraction, as shown in Table 13.2.

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Table 13.2 Begin -Lamarche Composite Sample Fraction Mineral Content
Mineral Phase	%
	Composite Content	+150 µm	150+75 µm	-75+25 µm	-25 µm
	100	10.4	41.7	31.8	16.1
Apatite	22.3	14.1	22	24.9	23.3
Plagioclase	7.46	8.09	7.84	7.06	6.85
Orthoclase	0.08	0.06	0.07	0.09	0.11
Olivine	36.5	43.7	38.4	35.3	29.4
Amphibole/Pyroxene	4.76	3.28	3.68	5.32	7.42
Micas/Chlorite/Clays	3.27	2.76	2.61	2.88	6.08
Quartz	0.16
Calcite	0.37
Dolomite	0.28
Pyrite/Pyrrhotite	0.28	0.17	0.23	0.23	0.52
Fe-Oxides[1]	13.1	12	14.3	11.7	9.63
Ilmenite	9.16	8.97	8.72	6.65	5.33
Spinel	1.28	1.08	1.29	1.32	1.31
Other minerals[2]	0.12	0.06	0.33	0.48	1.9
Total	100	100	100	100	100
Notes:	1.	TIMA tests are unable to distinguish hematite from magnetite.
2.	Other minerals present are sphalerite, titanite and miscellaneous oxides.

The distribution of the minerals by size suggests the following:

●	The concentration of apatite in the finest fraction suggests that scrubbing and desliming would be detrimental to apatite recovery. Desliming is a common step in processing minerals of this type, but is likely not appropriate in this case;

●	As a first process step, the iron oxides, probably mainly magnetite, could be effectively removed/recovered by low intensity magnetic separation (“LIMS”). This concentrate is expected to need additional beneficiation stages;

●	Ilmenite may also be recovered by magnetic separation from the apatite flotation tails. Ilmenite is typically a paramagnetic mineral and would be susceptible to high intensity magnetic separation (“HIMS”). Trace amounts of ilmenite could be removed from the apatite concentrate, but may not be of suitable grade to add to ilmenite recovered from apatite flotation tailings; and

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●	Pyrite/pyrrhotite concentrations are low, and because these minerals are relatively soft, some concentration can be expected in fine fractions. As a result of the low sulphur content, the potential for acid generation is expected to be low – also neutralizing carbonate concentrations exceed that of sulphides.

13.2.2	Apatite

Apatite is the principal mineral of interest and mineralogical analyses indicated a significant presence in all screen sizes of the sample. As listed in Table 13.2, 22.3% of the composite is apatite.

The composite assayed 9.27% P2O5. Queen’s University analysed 115 specimens of apatite from Bégin-Lamarche drill core by electron-probe micro-analysis (“EPMA”) and determined the P2O5 content to be 41.4 to 41.8%, with an average of 41.6%. There was excellent agreement between SGS and Queen’s on the apatite purity and content:

9.27%/0.416 = 22.3% apatite in the composite sample

Other contents of the 115 apatite crystals results are summarized in Table 13.3.

Table 13.3 Begin-Lamarche Apatite Mineral Composition
Phase	%
	P	P2O5	CaO	MnO	SiO2	F	Cl	Ti	Fe	ƩREE
Apatite Grains	18	41.4 to 41.8	54.8 to 55.7	0.02 to 0.17	0.0 to 0.2	1.67 to 3.40	0.04 to 0.50	<0.02	0.12 to 0.57	0.16 to 0.26

Note: ƩREE = summary of rare earth elements.

Source: Banerjee et al. (2024)

These preliminary results indicate that the apatite varies mildly in elemental content and impurities. An exception might be the identification of the apatite as either fluorapatite or chlorapatite.

13.2.3	Mineral Liberation and Exposure

TIMA assessments were completed by SGS on the liberation and exposure of apatite, ilmenite and iron oxides. The following examples for apatite criteria were used is this assessment. Similar criteria were applied to ilmenite and iron oxides:

●	Pure apatite: 100% liberated and free.

●	Free apatite: >95% apatite in a particle.

●	Liberated apatite: >80 <95% apatite.

The results for apatite in the ground (P90 150 µm) composite are summarized in Figure 13.1.

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Figure 13.1 Apatite Association of Ground Composite

Source: First Phosphate TIMA data (SGS, September 2024)

The results shown in Figure 13.1 indicate that in order to produce a high-grade concentrate at high recovery (90%), minor additional grinding of the +75 µm fraction should be considered.

Similar mineral exposure results for iron oxides are shown in Figure 13.2. The iron oxides would be removed before apatite beneficiation using LIMS. A rougher iron concentration would need to be subject to additional beneficiation steps, such as regrinding and flotation to remove non-ferrous impurities.

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An iron oxide recovery of 90% has been suggested by SGS. Fine grinding would be required to meet such a high recovery of a high-quality concentrate (Figure 13.2). However, considering that LIMS concentration of magnetite is a strong selective process, 90% recovery is possible.

Figure 13.2 Iron Oxide Association of Ground Composite

Source: First Phosphate TIMA data (SGS, September 2024)

The mineral exposure results for Ti oxides, mainly ilmenite, are summarized in Figure 13.3. Ilmenite was shown to be well liberated in the sample with 92% of the ilmenite grains either totally free or liberated. Ilmenite concentration and cleaning processes could include HIMS, gravity and flotation. Recoveries of a marketable concentrate could range between 50 and 60%.

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Figure 13.3 Ilmenite Association of Ground Composite

Source: First Phosphate TIMA data (SGS, September 2024)

13.3	MINERAL PROCESSING TESTWORK

13.3.1	Comminution Tests

Grinding test results for Bégin-Lamarche have not yet been reported. However, similar results to those reported for the Lac Orignal Mineral Resource in 2022 are anticipated (P&E, 2022).

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13.3.2	LIMS Magnetic Separation

Following grinding to a P80 of ~150 µm, the ground material was submitted for LIMS to remove the iron oxides, principally magnetite (Table 13.4). The iron oxide (Fe2O3) content had been determined to be 22.9%. Approximately half of the Fe-oxide can be allocated to magnetite, with the balance being held in olivine and ilmenite.

Greater than 95% of the free iron oxides (including magnetite) were removed. Less than 2.5% of the P2O5 was taken with the magnetite concentrate.

Table 13.4 Lims Magnetic Separation, BÉgin-Lamarche Composite
Composite	Wt	Fe2O3		TiO2		P2O5		SiO2	CaO	MgO	S
	%	%	Distr’n*	%	Distr’n*	%	Distr’n*	%	%	%	%
Magnetic Conc	16.6	74.9	39.4	3.47	12.5	2.21	3.97	8.3	3.35	4.8	0.19
Non- Magnetics	83.4	22.9	60.6	4.84	87.5	10.8	96.10	27	15.5	12.1	0.05
Head (Calc)	100	31.5	100	4.74	100	9.37	100	23.9	13.5	10.9	0.04
Direct		31.7		5.01		9.27		23.9	13.6	10.7	0.07

Note: * Distr’n = Distribution, Conc = concentrate, Calc = calculated.

13.3.3	Flotation Concentration

Seventeen bench scale batch flotation tests have been performed. The results of the first 16 tests were available at the time of this writing. All tests were initiated with thick, stage conditioning of “non-mags” LIMS tails with soda ash, starch and fatty acid. Initial flotation tests investigated rougher kinetics and the benefit of regrinding a rougher apatite concentrate. At least one locked cycle flotation test is currently planned by SGS. This test procedure is expected to confirm the method for producing a very high grade (>40% P2O5) apatite concentrate and to provide sufficient sample to conduct the tests to confirm the production of marketable grades of magnetite and ilmenite by-products.

The fifteenth flotation test (“F15”) included four cleaner stages with the addition of starch and sodium silicate in the cleaning stages. The rougher concentrate was reground to P80 110 µm. The promising results of F15 are summarized in Table 13.5.

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Table 13.5 Flotation Test (F15) Metallurgical Balance
Product	Weight		%						% Distribution
	g	%	P2O5	Fe2O3	SiO2	TiO2	CaO	S	P2O5	Fe2O3	SiO2	TiO2	CaO	S
P2O5 4th Cln Conc	350.5	14.9	40.1	1.48	4.49	0.84	53.3	0.02	64.6	0.7	0.5	0.6	59.1	5.4
P2O5 3rd Cln Conc + 3rd Scav Conc	489.2	20.8	39.2	2.49	1.44	0.38	52.2	0.02	88.1	1.7	1.3	1.6	1.6	7.9
P2O5 Ro Tail	1259	53.4	0.2	30.0	36.30	6.92	1.98	0.08	1.2	51.6	82.2	74.5	7.9	78
Magnetic Conc	391.2	16.6	2.21	74.90	8.30	3.47	3.35	0.01	4.00	40.0	5.8	11.6	4.1	2.3
Head (calculated)	2,357	100	9.23	31.10	23.60	4.96	13.4	0.05	100	100	100	100	100	100
Head Assay			9.27	31.70	23.90	5.01	13.6	0.07

Note: Cln Conc = Cleaner Concentrate; Conc = concentrate, Scav Conc = scavenger concentrate, Ro Tail = rougher tail.

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In reviewing the results of the chemical analyses of the composite, the mineralogical examinations and the results of the magnetic separation and the multiple batch flotation tests, the following conclusions can be made:

●	The Bégin-Lamarche Mineral Resource is a good grade apatite Mineral Resource – the high-purity fluorapatite mineral contains very low levels of potentially hazardous components such as arsenic, heavy metals and radioactivity;

●	The apatite mineral content has the potential to be concentrated as a high-grade product and at a high recovery. The latest batch test results indicate the production of 40% P2O5 at over 90% recovery is reasonably possible; and

●	Locked cycle test results are expected to confirm high concentrate grade and recovery.

As indicated in mineralogical studies, the Bégin-Lamarche Mineral Resource presents the potential for recovering two additional mineral products; saleable magnetite and ilmenite concentrates. This potential is expected to be confirmed with additional testing and matching test results with market specifications.

A valuable magnetite concentrate can be achieved by magnetic separation plus a potential grinding and classification to meet market requirements such as use in heavy media separation. More than 80% of the magnetite, possibly as high as 90%, should be recoverable and saleable.

Most of the ilmenite mineralization will report to the apatite rougher tails. Ilmenite, being a paramagnetic mineral, could be concentrated by HIMS combined with gravity and (or) froth flotation techniques. Mineralogical examination of the ground composite indicated that 50% of the ilmenite was “pure” and 30% was “free”. This result suggests that with a combination of concentration methods, ~50 to 60% recovery of high-grade ilmenite concentrate could be expected.

13.4	RECOMMENDED NEXT STEPS

The continuation of bench-scale apatite flotation testing is recommended, in particular locked cycle testing. Locked cycle flotation testing is essential to provide a preliminary simulation of a full-scale processing performance. Testing that targets the production of saleable magnetite and ilmenite is essential.

Industrial mineral processing and concentration that uses fatty acids is notoriously tricky. These reagents can accumulate and produce sticky, unselective metallurgical conditions. Pilot scale testing is recommended to assess these risks and develop techniques to deal with these conditions.

As reported by Banerjee et al. (2024), the rock types of the Bégin-Lamarche Mineral Resource present in the massif anorthosite are quite variable. This variability results in a wide range of apatite (0 to 70%), magnetite (0 to 27%), and ilmenite (0 to 24%) contents. Other minerals, such as olivine and pyroxene, are also highly variable. Additional bench-scale testing, at grades close to the Indicated Mineral Resource grade, and according to rock type, are justified.

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Fatty-acid produced concentrates are notoriously difficult to dewater by filtration. This situation is commonly remediated by scrubbing off the fatty acid with acid. Tests are needed to determine process and equipment needs for a full-scale operation.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	INTRODUCTION

The purpose of this Technical Report section is to summarize initial Mineral Resource Estimate for the Bégin-Lamarche Project in Québec for First Phosphate Corp. The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 (2014) and has been estimated in conformity with the generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines (2019). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

This Mineral Resource Estimate was based on information and data supplied by First Phosphate Corp., and was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc. of Brampton, Ontario. This Mineral Resource Estimate was supervised, reviewed and accepted by Antoine Yassa, P.Geo., an independent Qualified Person in terms of NI 43-101. The effective date of this Mineral Resource Estimate is September 9, 2024.

14.2	DATABASE

All drilling and assay data were provided in the form of Excel data files by First Phosphate Corp. The GEOVIA GEMS™ V6.8.4 database for this Mineral Resource Estimate, compiled by the Authors, consisted of 126 drill holes totalling 30,647.5 m. A total of 117 drill holes (29,096.5 m) intersected the mineralized wireframes used for the Mineral Resource Estimate. Three metallurgical drill holes totalling 375 m were not used for the Mineral Resource Estimate, because they were not assayed. A drill hole plan is shown in Appendix A.

The drill hole assay database contained P2O5, Fe2O3 and TiO2 and other minerals. The basic statistics of all raw assays of the principal minerals are presented in Table 14.1.

Table 14.1 Basic Statistics of Assay Database
Variable	P2O5 (%)	Fe2O3 (%)	TiO2 (%)	Sample Length (m)
Number of Samples	7,977	7,977	7,977	7,977
Minimum Value	0.01	0.54	0.03	0.20
Maximum Value	33.83	51.26	15.55	6.05
Mean	4.55	17.69	2.84	2.58

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Table 14.1 Basic Statistics of Assay Database
Variable	P2O5 (%)	Fe2O3 (%)	TiO2 (%)	Sample Length (m)
Median	3.18	16.23	2.56	3.00
Variance	21.08	114.39	4.54	0.41
Standard Deviation	4.59	10.70	2.13	0.64
Coefficient of Variation	1.01	0.60	0.75	0.25
Note:	P2O5 = phosphorus pentoxide, Fe2O3 = iron trioxide, TiO2 = titanium dioxide.

All drill hole survey and assay values are expressed in metric units. Coordinates are in the projected coordinate system UTM NAD 83, Zone 19N.

14.3	DATA VERIFICATION

Additional to verification procedures and protocols described in Sections 11 and 12 of this Technical Report. The Authors validated the Mineral Resource database in GEMS™ by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields. A few minor errors were identified and corrected in the database. The Authors are of the opinion that the supplied database is suitable for Mineral Resource estimation.

14.4	DOMAIN INTERPRETATION

The Bégin-Lamarche Deposit domain boundaries were determined from lithology, structure, and grade boundary interpretation from visual inspection of drill hole cross-sections. Seven mineralized domains; one within the Mountain Zone, two within the Northern Zone and four within the Southern Zone were constructed by the Authors on 50 to 100 m spaced vertical cross-sections with computer screen digitizing polylines in GEMS™. The domain outlines were influenced by the selection of mineralized material above 2.5% P2O5 that demonstrated a lithological and structural zonal continuity along strike and down-dip. In some cases, mineralization <2.5% P2O5 was included for the purpose of maintaining zone continuity. On each cross-section, polyline interpretations were digitized from drill hole to drill hole, and typically were not extended >100 m into untested territory. Minimum constrained width for interpretation was 2 m of drill core length.

The topographic surface was created using LiDAR results from the Québec Government website (www.diffusion.mffp.gouv.qc.ca). The overburden surface was determined using average depth to bedrock with local adjustment using drill holes logs and outcrop locations. All mineralized domain wireframes were truncated at the overburden surface.

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The resulting mineralized wireframes were utilized as constraining boundaries during Mineral Resource estimation and for purposes of rock coding, statistical analysis and compositing limits. The 3-D domains are presented in Appendix B.

14.5	ROCK CODE DETERMINATION

A unique rock code was assigned to each mineralized domain in the Mineral Resource model as presented in Table 14.2.

Table 14.2 Rock Codes Used for the Mineral Resource Estimate
Domain	Rock Code	Wireframe Volume (m3)
Montagne	100	5,263,704
Nord-East	210	13,551,330
Nord-West	220	17,443,978
Sud1	310	16,730,865
Sud2	320	24,605,943
Sud3	330	9,864,675
Sud4	340	11,784,654
Air	0
Overburden	10
Waste	99

14.6	WIREFRAME CONSTRAINED ASSAYS

Wireframe constrained assays were back coded in the assay database with rock codes that were derived from intersections of the mineralized domains and drill holes. The basic statistics of the wireframe constrained assays are presented in Table 14.3.

Table 14.3 Wireframe Constrained Assay Summary
Variable	P2O5 (%)	Fe2O3 (%)	TiO2 (%)	Sample Length (m)
Number of Samples	5,364	5,364	5,364	5,364
Minimum Value	0.02	0.91	0.05	0.50
Maximum Value	33.83	44.50	9.93	6.05

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Table 14.3 Wireframe Constrained Assay Summary
Variable	P2O5 (%)	Fe2O3 (%)	TiO2 (%)	Sample Length (m)
Mean	6.06	21.21	3.49	2.55
Median	5.49	21.80	3.56	3.00
Variance	21.15	106.32	4.30	0.43
Standard Deviation	4.60	10.31	2.07	0.65
Coefficient of Variation	0.76	0.49	0.59	0.26
Note:	P2O5 = phosphorus pentoxide, Fe2O3 = iron trioxide, TiO2 = titanium dioxide.

14.7	COMPOSITING

In order to regularize the assay sampling intervals for grade interpolation, a 3.0 m compositing length was selected for the drill hole intervals that fell within the constraints of the above-described Mineral Resource wireframe domains. The composites were calculated for P2O5, Fe2O3 and TiO2 over 3.0 m lengths starting at the first point of intersection between assay data drill hole and hanging wall of the 3-D zonal constraint. The compositing process was halted on exit from the footwall of the constraint. Missing samples (unsampled intervals) were assigned a background value of 0.001%. If the last composite interval was less than 1.50 m, the composite length was adjusted to make all composite intervals of the domain intercept of equal length. The resulting composite length ranged from 2.30 to 4.01 m. This process would not introduce any short sample bias in the grade interpolation process. The constrained composite data were extracted to a point file for a grade capping analysis. The composite statistics are summarized in Table 14.4.

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Table 14.4 Composite Summary
Variable	P2O5_Comp (%)	P2O5_Cap (%)	Fe2O3_Comp (%)	Fe2O3_Cap (%)	TiO2_Comp (%)	TiO2_Cap (%)	Length (m)
Number of Composites	4,840	4,840	4,840	4,840	4,840	4,840	4,840
Minimum Value	0.00	0.00	0.00	0.00	0.00	0.00	2.30
Maximum Value	28.18	23.00	44.00	44.00	9.74	9.74	4.01
Mean	5.66	5.66	20.15	20.15	3.31	3.31	3.00
Median	5.19	5.19	20.81	20.81	3.39	3.39	3.00
Variance	16.60	16.51	103.88	103.88	3.80	3.80	0.00
Standard Deviation	4.07	4.06	10.19	10.19	1.95	1.95	0.06
Coefficient of Variation	0.72	0.72	0.51	0.51	0.59	0.59	0.02

Note: Comp = composite; Cap = capped composite.

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14.8	GRADE CAPPING

Grade capping was investigated on the 3.0 m composite values in the database within the constraining domain to ensure that the possible influence of erratic high-grade values did not bias the database. Log-normal histograms and log-probability plots were generated for each mineralized domain and the selected resulting graphs are exhibited in Appendix C. Three P2O5 values in the Montagne Domain were capped at 23%, whereas no capping was required for other minerals and domains. The capped composite statistics are summarized in Table 14.4. The grade capping values are detailed in Table 14.5. The capped composites were utilized to develop variograms and for block model grade interpolation.

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Table 14.5 Grade Capping Values
Mineral	Domain	Total No. of Composites	Capping Value (%)	No. of Capped Composites	Mean of Composites (%)	Mean of Capped Composites (%)	CoV of Composites	CoV of Capped Composites	Capping Percentile (%)
P2O5	Montagne	773	23	3	8.04	8.03	0.69	0.68	99.6
P2O5	Nord-East	1,122	No cap	0	4.95	4.95	0.78	0.78	100.0
P2O5	Nord-West	527	No cap	0	6.20	6.20	0.67	0.67	100.0
P2O5	Sud1	710	No cap	0	5.05	5.05	0.64	0.64	100.0
P2O5	Sud2	1,160	No cap	0	4.95	4.95	0.54	0.54	100.0
P2O5	Sud3	262	No cap	0	5.81	5.81	0.63	0.63	100.0
P2O5	Sud4	286	No cap	0	5.22	5.22	0.84	0.84	100.0
Fe2O3	Montagne	773	No cap	0	19.34	19.34	0.61	0.61	100.0
Fe2O3	Nord-East	1,122	No cap	0	19.58	19.58	0.55	0.55	100.0
Fe2O3	Nord-West	527	No cap	0	20.49	20.49	0.53	0.53	100.0
Fe2O3	Sud1	710	No cap	0	20.49	20.49	0.47	0.47	100.0
Fe2O3	Sud2	1,160	No cap	0	21.35	21.35	0.40	0.40	100.0
Fe2O3	Sud3	262	No cap	0	20.13	20.13	0.47	0.47	100.0
Fe2O3	Sud4	286	No cap	0	18.23	18.23	0.55	0.55	100.0
TiO2	Montagne	773	No cap	0	3.20	3.20	0.73	0.73	100.0
TiO2	Nord-East	1,122	No cap	0	3.10	3.10	0.63	0.63	100.0
TiO2	Nord-West	527	No cap	0	2.91	2.91	0.61	0.61	100.0
TiO2	Sud1	710	No cap	0	3.53	3.53	0.55	0.55	100.0
TiO2	Sud2	1,160	No cap	0	3.62	3.62	0.45	0.45	100.0
TiO2	Sud3	262	No cap	0	3.46	3.46	0.54	0.54	100.0
TiO2	Sud4	286	No cap	0	3.13	3.13	0.68	0.68	100.0

Note: CoV = Coefficient of Variation.

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14.9	VARIOGRAPHY

A variography analysis was attempted as a guide to determining a grade interpolation search ellipse strategy. Directional variograms were developed using the P2O5 composites for each mineralized domain where sufficient data were available. Selected variograms are attached in Appendix D.

Continuity ellipses based on the observed variogram ranges were subsequently generated and utilized as the basis for estimation search ranges, distance weighting calculations and Mineral Resource classification criteria.

14.10	BULK DENSITY

The bulk density used for the creation of the bulk density block model was derived from eighteen samples taken by the Author during a site visit that were analysed by SGS Canada of Québec City. The average bulk density 3.23 t/m3 was applied to all mineralized blocks for this Mineral Resource Estimate.

14.11	BLOCK MODELLING

The Bégin-Lamarche block model was constructed using GEOVIA GEMS™ V6.8.4 modelling software. The block model origin and block size are presented in Table 14.6. The block model consists of separate model attributes for estimated P2O5, Fe2O3 and TiO2 grade, rock type (mineralized domain), volume percent, bulk density, and classification.

Table 14.6 Block Model Definition
Direction	Origin	No. of Blocks	Block Size (m)
X	324,460.909	310	5
Y	5,401,805.962	360	10
Z	350	100	5
Rotation	-35° (Clockwise)

All blocks in the rock type block model were initialled with a waste rock code of 99, corresponding to the surrounding country rocks. The mineralized domain was used to code all blocks within the rock type block model that contain ≥0.1% volume within the mineralized domains. These blocks were assigned the rock type codes presented in Table 14.2. The overburden and topographic surfaces were subsequently utilized to assign rock codes 99 and 0, corresponding to overburden and air respectively, for all blocks ≥50% above the surfaces.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining mineralized domains. As a result, the mineralized domain boundary was properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum percentage of any mineralized block was set to 0.1%.

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The P2O5, Fe2O3 and TiO2 grade blocks were interpolated with the Inverse Distance Squared (“ID2”) method. Nearest Neighbour grade interpolation (“NN”) was utilized for validation. Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability. Ellipse search ranges and directions were based on the variograms. Grade blocks were interpolated using the parameters in Table 14.7.

Table 14.7 Block Model Interpolation Parameters
Pass	Major Range (m)	Semi-major Range (m)	Minor Range (m)	Max No. of Samples per Hole	Min No. of Samples	Max No. of Samples
I	50	50	25	2	3	12
II	150	150	75	2	1	12

Selected cross-sections and plans of the P2O5 grade blocks are presented in Appendix E.

The average bulk density of 3.23 t/m3 was applied to all mineralization blocks.

14.12	MINERAL RESOURCE CLASSIFICATION

It is the Author’s opinion that the drilling, assaying and exploration work on the Bégin-Lamarche Project support this Mineral Resource Estimate and are sufficient to indicate a reasonable potential for eventual economic extraction, and thus it is qualified as a Mineral Resource under the CIM definition standards. The Mineral Resource is classified as Indicated and Inferred, based on the geological interpretation, variogram performance and drill hole spacing. The Indicated Mineral Resource is initially classified for the blocks interpolated with the Pass I, which used at least three composites from a minimum of two holes. The Inferred Mineral Resource is classified for all remaining grade populated blocks within the mineralized domain. The classifications were adjusted by creating solids to reasonably reflect the distribution of each classification. Selected classification block cross-sections and plans are attached in Appendix F.

14.13	P2O5 CUT-OFF CALCULATION

The Bégin-Lamarche Mineral Resource Estimate was investigated with a pit optimization to ensure a reasonable assumption of potential economic extraction could be made. An optimized pit shell is presented in Appendix G. The pit-constrained Mineral Resource was derived from applying P2O5% cut -off values to the block model and reporting the resulting tonnes and grades for potentially mineable areas. The following parameters were used to calculate the P2O5 cut-off value that determines the open pit mining potentially economic portions of the constrained mineralization:

●	US$:CAD$ Exchange Rate:	0.75

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●	P2O5 Price (32%):	US$180/t (Approximate two-year trailing average)
●	P2O5 Price (40%):	US$225/t
●	P2O5 Process Recovery:	91%
●	Processing Cost:	CAD$14.00/t
●	G&A:	CAD$3.00/t
●	Mining Cost:	CAD$2.75/t
●	Pit Slope:	45°

The P2O5 cut-off for potential open pit mining is calculated as 2.5%.

14.14	MINERAL RESOURCE ESTIMATE

The Authors consider that the mineralization of the Bégin-Lamarche Project is potentially amenable to open pit economic extraction. The resulting pit-constrained Mineral Resource Estimate at the effective date of this Technical Report is tabulated in Table 14.8.

Table 14.8 Pit-Constrained Mineral Resource Estimate at 2.5% P2O5 Cut-off (1-4)
Classification	Zone	Tonnes (M)	P2O5 (%)	P2O5 (kt)	Fe2O3 (%)	Fe2O3 (Mt)	TiO2 (%)	TiO2 (kt)
Indicated	Mountain	9.3	8.19	758	9.95	0.9	3.23	299
	Northern	32.2	6.00	1,934	10.91	3.5	3.33	1,073
	Total	41.5	6.49	2,692	10.69	4.4	3.31	1,372
Inferred	Mountain	6.8	8.57	584	10.34	0.7	3.68	251
	Northern	44.3	6.98	3,090	11.14	50	3.26	1,442
	Southern	162.9	5.63	9,177	10.85	17.6	3.73	6,080
	Total	214.0	6.01	12,851	10.89	23.3	3.63	7,773

Notes:

1.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3.	The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4.	The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The pit -constrained Mineral Resource Estimate is sensitive to the selection of a reporting P2O5 cut-off value as demonstrated in Table 14.9.

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Table 14.9 Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-off
Classification	Cut-off P2O5 (%)	Tonnage (M)	P2O5 (%)	P2O5 (kt)	Fe2O3 (%)	Fe2O3 (Mt)	TiO2 (%)	TiO2 (kt)
Indicated	5.0	27.2	7.86	2,143	11.98	3.2	3.74	1,020
	4.5	30.5	7.53	2,298	11.71	3.5	3.65	1,113
	4.0	33.8	7.22	2,436	11.43	3.8	3.55	1,200
	3.5	36.7	6.94	2,547	11.16	4.1	3.46	1,272
	3.0	39.3	6.69	2,632	10.91	4.3	3.38	1,330
	2.5	41.5	6.49	2,692	10.69	4.4	3.31	1,373
	2.0	43.3	6.31	2,732	10.49	4.5	3.24	1,403
	1.5	44.8	6.16	2,759	10.30	4.6	3.18	1,426
	1.0	46.0	6.03	2,774	10.15	4.7	3.13	1,441
Inferred	5.0	135.8	7.16	9,732	12.13	16.5	4.03	5,470
	4.5	157.2	6.84	10,748	11.83	18.6	3.94	6,190
	4.0	178.1	6.53	11,639	11.52	20.5	3.85	6,849
	3.5	194.2	6.31	12,242	11.26	21.9	3.76	7,303
	3.0	206.1	6.13	12,633	11.05	22.8	3.69	7,605
	2.5	214.0	6.01	12,851	10.89	23.3	3.63	7,772
	2.0	218.7	5.92	12,959	10.79	23.6	3.59	7,860
	1.5	222.5	5.85	13,025	10.69	23.8	3.56	7,919
	1.0	225.6	5.79	13,064	10.60	23.9	3.53	7,958

14.15	CONFIRMATION OF ESTIMATE

The block model was validated using several industry standard methods, including visual and statistical methods, as follows:

●	Visual examination of composites and block grades on successive plans and sections were performed on-screen, in order to confirm that the block models correctly reflect the distribution of composite grades. The review of estimation parameters included:

○	Number of composites used for grade estimation;
○	Number of drill holes used for grade estimation;
○	Number of passes used for grade estimation;
○	Mean value of the composites used;
○	Mean distance to sample used;
○	Actual distance to closest point; and
○	Grade of true closest point.

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●	A comparison of mean grades of composites with the block model on a global basis at a 0.001% P2O5 cut-off is presented in Table 14.10.

Table 14.10 Average Grade of Composite Comparison with BLock MOdel
Data Type	P2O5 (%)	Fe2O3 (%)	TiO2 (%)
Composites	5.66	20.15	3.31
Capped Composites	5.66	20.15	3.31
Block Model ID2	5.67	20.67	3.40
Block Model NN	5.90	21.16	3.48
Notes:	ID2= block model grades were interpolated with Inverse Distance Squared.
NN= block model grades were interpolated using Nearest Neighbour.

The comparisons above show the average grades of block model almost equal to that of capped composites used for the grade estimations.

●	A comparison of the P2O5 grade-tonnage curve of the block model interpolated with Inverse Distance Squared (“ID2”) and Nearest Neighbour (“NN”) on a global basis are presented in Figure 14.1.

Figure 14.1	Grade-Tonne Curve ID2 Versus NN Interpolation

Source: This Study

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●	P2O5 local trends were evaluated by comparing the ID2 and NN estimate against the composites. As shown in Figures 14.2 to 14.4, grade interpolations with ID2 and NN agreed reasonably well.

Figure 14.2	P2O5 Grade Swath Plot Easting

Source: This Study

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Figure 14.3	P2O5 Grade Swath Plot Northing

Source: This Study

Figure 14.4	P2O5 Grade Swath Plot Elevation

Source: This Study

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15.0	MINERAL RESERVE ESTIMATES

This section is not applicable to this Report.

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16.0	MINING METHODS

This section is not applicable to this Report.

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17.0	RECOVERY METHODS

This section is not applicable to this Report.

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18.0	PROJECT INFRASTRUCTURE

This section is not applicable to this Report.

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19.0	MARKET STUDIES AND CONTRACTS

This section is not applicable to this Report.

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20.0	ENVIRONMENTAL STUDIES, PERMITS, AND SOCIAL OR COMMUNITY IMPACTS

This section is not applicable to this Report.

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21.0	CAPITAL AND OPERATING COSTS

This section is not applicable to this Report.

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22.0	ECONOMIC ANALYSIS

This section is not applicable to this Report.

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23.0	ADJACENT PROPERTIES

The Niobec Mine, located in Saint -Honoré, Québec, ~30 km southeast of the Bégin-Lamarche Deposit, is the only operating mine in the area (Figure 23.1). The Mine is one of the world’s few and leading producers of niobium, a critical element used mainly in making high-strength, low-alloy steels. The Mine is owned and operated by Magris Resources, a private Brazilian company. The most recent publicly available Mineral Reserve Estimate, provided in 2014 when the mine was sold to Magris Resources by Iamgold, suggested Proven and Probable Mineral Reserves of ~418 Mt of ore grading ~0.42% niobium pentoxide (Nb₂O₅). In addition to Mineral Reserves, the Mine also has significant Measured, Indicated, and Inferred Mineral Resources. The Mine has been in operation since 1976 and is expected to continue producing for several more decades.

The Bérubé Property is located a few km west of the Bégin-Lamarche Deposit (Figure 23.1). The owner of the claims explores for peat moss and is associated with Tourbières Lambert, which has a peat moss packing facility just west of the Bégin-Lamarche Property.

The Cormier Property, enclosed by the southern part of the Bégin-Lamarche Property (Figure 23.1), was drilled in 2011 and 2012 for phosphate and titanomagnetite. Nineteen drill holes were completed totalling 3,149 m on the known phosphate mineralization. Three mineralized zones were discovered on that property; the Centre, West and East Zones (GM 67674). The Centre Zone has been intersected for 390 m of strike oriented at N165° to N180° dipping 50° to 85° west. The average phosphate content of the Center Zone is 9.16% P 2O5. The apparent thickness of the Centre Zone is between 15 to 45 m. The West Zone is located <50 m west of the Centre Zone, parallels the Central Zone and dips 45° to 55° west. The average phosphate content of the West Zone is 8.91% P2O5. The East Zone has an average thickness of 9.54 m and contains 9.17% P2O5.

Silice Charlevoix owns a property located north of the Niobec Mine (Figure 23.1). No work has been carried out on that Property. There are a several small properties in and around the Bégin-Lamarche Property held by individual prospectors or businessmen with little or no reported exploration work.

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Figure 23.1	Adjacent Properties Map

Notes: 1 = Bégin -Lamarche Property, 2 = Bérubé Claims, 3 = Cormier Claims, 4 = Niobec Mine, 5 = Silice Charlevoix

The information in this section has not been verified by the Author and it is not necessarily indicative of the mineralization on the Bégin-Lamarche Property, which is the subject of this Technical Report.

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24.0	OTHER RELEVANT DATA AND INFORMATION

To the best of the Authors’ knowledge there are no other relevant data, additional information or explanation necessary to make the Technical Report understandable and not misleading.

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25.0	INTERPRETATION AND CONCLUSIONS

P&E Mining Consultants Inc. (“P&E”) was contracted by First Phosphate Corporation (“First Phosphate” or the “Company”) to prepare an independent Technical Report (“Report”) and initial Mineral Resource Estimate (“MRE”) of the Bégin-Lamarche Phosphate Property (“the Property” or “Project”), Saguenay – Lac Saint-Jean Region, northern Québec. First Phosphate is a public company registered in British Columbia and listed on the Canadian Securities Exchange, where it trades under the symbol PHOS. The Company’s head office is located in the City of Vancouver, British Columbia.

The Bégin-Lamarche Property is located ~270 km north of Québec City, Québec and ~75 km northwest of the City of Saguenay, Québec. The Property consists of 688 contiguous CDC claims with a total area of 38,610 ha. First Phosphate fully owns the 688 CDC claims. All the Property claims are registered with the Ministry of Natural Resources and Forests (“MRNF”). All the claims are in good standing as of the effective date of this Report.

The Bégin-Lamarche Property is accessible via ~50 km driving-distance on highways 170 and 172 west and northwest of the City of Saguenay. These highways connect by secondary and tertiary roads to the Property. The Bégin-Lamarche Project, which includes the area of the current Mineral Resource, is located ~1 km north of the Town of Bégin and around the Town of Lamarche.

The Saguenay region has a humid continental- type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C) with very cold winters (average −21.1°C in January) and relatively cool summers (24.1°C on average in July). The topography of the Property is made up of small hills containing numerous outcrops and small valleys covered with a thick layer of overburden. Vegetation is a mixed forest of deciduous and coniferous trees with a few lakes.

The Saguenay - Lac Saint-Jean region has a population of 280,000 inhabitants and extensive industrial, agricultural, forestry and tourist industries. The region also has a significant hydro-electric system (owned by Rio Tinto) to produce electricity for the aluminum production and transformation industries. The University of Québec at Chicoutimi in the City of Saguenay houses a well-known geological department. The nearby mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine is the Niobec Niobium Mine operated by Magris Resources.

The City of Saguenay is the sixth largest city in Québec, with an airport, a skilled industrial workforce, and established local infrastructure. Deep-water all-season port facilities at the Port of Saguenay, 30 road-km away, are linked by the Saguenay River to the St. Lawrence River at the Town of Tadoussac and, ultimately, the Atlantic Ocean. The Company has signed a Memorandum of Understanding with the Port of Saguenay to secure access and development space at the port facilities. Furthermore, the port of Bécancour is located 260 km south-southeast of the City Saguenay and is accessible by Highway Road 172 west to Highway 169, and then south along Highway 155 to the City of Trois-Rivieres. There are regularly scheduled flights to Saguenay from the City of Montréal.

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Historically, exploration work in the Bégin-Lamarche region focused mainly on industrial minerals and dimensional stone. In the 1970s, the region was mapped by Provincial Government teams, with a focus on a large anorthosite complex. In 1986 and 1996, lake sediment samples and stream sediment samples returned anomalous values in nickel, copper and cobalt. From the mid-1990s to 2022, Virginia Gold Mines, Secova Metals and local prospectors completed geophysical, lithogeochemical, and geological surveys designed to detect mainly the presence of massive magmatic sulphide mineralization associated with anorthosite. Disseminated Ni-Cu-Co sulphide mineralization showings and phosphate mineralization occurrences were found.

First Phosphate interest in the Bégin-Lamarche area stemmed from the presence of a 7-km long, southwesterly trending airborne anomaly and two historical grab samples taken by prospectors that returned results of 10.5 and 12.0% P2O5 in a cumulate rock with >90% oxide (magnetite and ilmenite) and apatite. In 2022, First Phosphate purchased northern part of Bégin Property from the local prospectors, expanded it through staking and additional acquisition deals, and commenced exploration for magmatic phosphate mineralization.

The Bégin-Lamarche Phosphate Deposit is hosted in oxide-apatite peridotite intrusions within the large Proterozoic Lac-Saint-Jean-Anorthosite (“LSJA”) Suite in the Grenville Province, Québec. The LSJA is the largest phosphate mineralized anorthosite complex worldwide.

The Deposit extends for 2,500 m along strike, dips steeply, and is internally offset along cross-cutting faults into three mineralized zones: 1) the Southern Zone; 2) the Northern Zone; and 3) the Mountain Zone. The Southern Zone is the largest one, consists of four phosphate layers up to 200 m thick, and extends for 1,700 m along strike. The Northern Zone consists of two phosphate layers ranging from 100 to 200 m in thickness and extends for 600 m along strike. The Mountain Zone is a single phosphate-bearing, somewhat elongated mass up to 200 m in diameter and 250 m in length. Drilling at the Mountain Zone intersected massive apatite (phosphate-bearing mineral) layers up to 2 m thick.

Bégin-Lamarche is an anorthosite massif-hosted phosphate (apatite) mineral deposit.

In 2023 and 2024, First Phosphate has carried out geological reconnaissance and sampling programs, an airborne magnetic survey, a petrographic study, bulk sampling for metallurgical testing, and diamond drilling programs. In 2023, 21 drill holes were completed for a total 4,461 m of NQ drill core. Between January and April 2024, 99 drill holes were completed for a total of 25,929 m. In total, First Phosphate has completed 120 drill holes for 30,390 m on the Property.

It is the Author’s opinion that sample preparation, security and analytical procedures for the Bégin-Lamarche Project 2023 to 2024 drill program were adequate, and that the data are of satisfactory quality and suitable for use in the current Mineral Resource Estimate. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and 5 to 10% umpire samples for all future drill core samples at a reputable secondary laboratory.

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Verification of the Bégin-Lamarche Project data, used for the current Mineral Resource Estimate, was undertaken by the Authors, and included a site visit sample, due diligence sampling, verification of drilling assay data, and assessment of the available QA/QC data for the recent drilling data. The Authors consider that there is good correlation between the P2O5, TiO2 and Fe2O3 assay values in First Phosphate’s database and the independent verification samples collected by the Authors and analysed at SGS. The Authors consider that sufficient verification of the Project data has been undertaken and that the supplied data are of good quality and suitable for use in the current Mineral Resource Estimate.

Metallurgical testwork has been undertaken by SGS at their Québec City facility with additional support by SGS Lakefield, Ontario. Recent test results have confirmed that an apatite concentrate can be obtained assaying 40% P2O5 and at over 90% recovery. Additional metallurgical test results indicate that the Bégin-Lamarche Deposit may have the potential to produce two other, possibly marketable concentrates: 1) an iron oxide (magnetite) concentrate; and 2) a titanium oxide (ilmenite) concentrate. Further metallurgical testing is warranted.

The Mineral Resources are considered by the Authors to be amenable to open pit mining methods. The effective date is September 9, 2024. At a cut-off grade of 2.5% P2O5, the Bégin-Lamarche Deposit contains 41.5 Mt grading 6.49% P2O5 10.69% Fe2O3, and 3.31% TiO2 in pit-constrained Indicated Mineral Resources and 214.0 Mt grading 6.01% P2O5, 10.89% Fe2O3 and 3.63% TiO2 in pit-constrained Inferred Mineral Resources. Contained metal contents are 2,692 kt of P2O5, 4.4 Mt of Fe2O3 and 1,372 kt of TiO2 in Indicated Mineral Resources and 12,851 kt of P2O5, 23.3 Mt Fe2O3 and 7,773 kt TiO2 in Inferred Mineral Resources.

The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The Inferred Mineral Resource component of this estimate has a lower level of confidence than that applied to the Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resources could be converted to Indicated Mineral Resources with continued exploration.

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26.0	RECOMMENDATIONS

The Bégin-Lamarche Phosphate Property contains a significant P2O5 Mineral Resource that is hosted in an oxide gabbro intrusion within a large anorthosite intrusive complex. The Property has potential for delineation of additional Mineral Resources associated with extension of known anorthosite-associated magmatic mineralization zones and for discovery of new magmatic mineralization zones.

Additional exploration and pre-development study expenditures are warranted to improve the viability of the Bégin-Lamarche Phosphate Project and advance it through a Preliminary Economic Assessment (“PEA”). The Authors recommend that First Phosphate undertake the following exploration and pre-development program.

The Authors recommend additional drilling and exploration work to convert the Inferred Mineral Resources to an Indicated Mineral Resources within the Northern Zone and the Mountain Zone. The current Mineral Resources are generally open to expansion by drilling down-dip. Future drill core sampling at the Project should include the insertion and monitoring of field and coarse reject duplicates, and to umpire sample 5 to 10% of all future drill core samples at a reputable secondary laboratory.

Additional metallurgical testwork is also recommended. Specific recommendations are as follows:

1.	Bench-scale concentration tests on:

a.	Composites representing rock type and grades similar to the Indicated Mineral Resource grades of each rock type; and

b.	Pilot testing of the production of magnetite, apatite and ilmenite – confirmation of process and production of adequate sample for customer checking.

2.	Concentrate modifications:

a.	Magnetite – modification for battery iron process feed;

b.	Apatite – filtration adjustments regarding fatty acid impact;

c.	Apatite – agglomeration technology development for dust suppression and shipment; and

d.	Ilmenite – agglomeration/pelletizing-sintering – bench scale tests.

With a view to future post-PEA level studies, the Authors recommend that geomechanical drilling be undertaken to determine the characteristics of the pit walls and the rocks forming the Bégin-Lamarche Deposit.

The costs to complete the recommended programs are estimated to be CAD$4.9M (Table 26.1).

The recommended programs should be completed in the next 12 to 15 months.

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Table 26.1 Cost Estimates for Recommended Program
Program	Units / Description	Cost Estimate (CAD$)
Exploration
Infill Drilling	10,000 m	2,000,000
Exploration Drilling	3,000 m	600,000
Geomechanical Drilling	2,500 m	500,000
Geomechanical Drilling	Televiewer Surveys	50,000
Geomechanical Drilling for Pit Wall Slopes	1,000 m	200,000
Contingency (10%)		335,000
Subtotal Exploration		3,685,000

Preliminary Economic Assessment
Environmental, Permitting, Social Support		50,000
Mine Design		250,000
Metallurgical Testwork**	Bench-scale Concentration and Concentrate Modification Tests	510,000
Reporting		100,000
Contingency (10%)		71,000
Subtotal PEA		781,000

Administration & Overhead		200,000

Total		4,866,000

*	Applicable taxes not included.

**	Cost of assembling a large enough feed sample not included.

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27.0	REFERENCES

Arndt, N.T. 2013. The Formation of Massif Anorthosite: Petrology in Reverse. Geoscience Frontiers 4, 195-198.

Ashwal, L.D. 1993. Anorthosites. Heidelberg, Springer, 422 pages.

Banerjee, S. 2023. Cl Contents of Phosphatic Layers in First Phosphate’s Bégin-Lamarche Property, Québec, Canada. Technical report produced for First Phosphate Corp. 22 pages.

Banerjee, S.J., Pufahl, P.K. and Dare, S. 2024a. Igneous Rock Phosphate: Ore Grades, Concentrates and Mining Operations Around the World. Queen’s University and Université de Québec à Chicoutimi Research Note to First Phosphate Corp., 11 pages.

Banerjee, S., Dare, S. and Pufahl, P. K. 2024b. Characterization of First Phosphate’s Bégin-Lamarche Phosphate Deposit (North and South Zones), Lac-Saint-Jean Anorthosite (LSJA) Complex, Québec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries.

Barette, J.-P. Rapport de Prospection sur des Cibles Géochimiques pour le Nickel et le Cuivre, Région du Saguenay et du Lac-St-Jean. IOS Services Géoscientifiques Inc., 1996.18 pages.

Bédard, J.H., 2001. Parental Magmas of the Nain Plutonic Suite Anorthosites and Mafic Cumulates: a Trace Element Modelling Approach. Contributions to Mineralogy and Petrology 64, 33-52.

Bédard, J.H. 2009. Parental Magmas of Grenville Province Massif-Type Anorthosites, and Conjectures About Why Massif Anorthosites are Restricted to the Proterozoic. Transactions of the Royal Society of Edinburgh 100, 77–103.

Charlier, B., Duchesne, J.-C., Auwera, J.V., Storme, J.-Y., Maquil, R. and Longhi, J. 2010. Polybaric Fractional Crystallization of High-Alumina Basalt Parental Magmas in the Egersund-Ogna Massif-type Anorthosite (Rogaland, SW Norway) Constrained by Plagioclase and High-Alumina Orthopyroxene Megacrysts. Journal of Petrology 51, 2515-2546.

Choinière, J. 1986. Géochimie des Sédiments de Lac-Région du Saguenay. MRNQ DP 86-34, 10 maps.

Choinière, J. 1986. Données Brutes des Sédiments de Lac de la Région du Saguenay. MRNQ, MB 86-70, 172 pages.

Côté, D. 1986. Pétrographie Pétrologie et Etude Géochimique du Dyke de Diorite de l’Intrusion Troctolitique et des Deux Petits Massifs Anorthositiques de Canton Tache [Mémoire de Maîtrise, Université du Québec à Chicoutimi]. https://doi.org/10.1522/1419871.

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Côté, F., Duplessis, C., Gagnon, G., Guimont, H., Kelahan, M.E., Latulippe, S., Topalovic, A., Turgeon, B., Vallée, P., Verreault, M. and Wingate, E. 2013. Feasibility Study to Produce 3 Mtpy of High Purity Apatite Concentrate at the Lac à Paul Project, Québec, Canada NI-43-101 Technical Report.

Diyoyo, J.K., Dare, S., Simard, R-L. and Moukhsil, A. 2024. Rapport Préliminaire sur l’Avancement des Travaux: Cartographie de la Suite Anorthositique de Lac-Saint-Jean (SALSJ) dans le Secteur des Minéralisations de Fe-Ti-V-P du Corridor de Saint-Charles-de-Bourget et de Bégin-Lamarche. MB 2024-08. Ressources Naturelles et des Forêts Québec, 38 pages.

Duchesne, J.C. 1999. Fe-Ti Deposits in Rogaland Anorthosites (South Norway): Geochemical Characteristics and Problems of Interpretation. Mineralium Deposita 34, 182-198.

Emslie, R. F., Hamilton, M. A. and Theriault, R. J. 1994. Petrogenesis of a Midproterozoic Anorthosite-Mangerite-Charnockite-Granite (AMCG) Complex Isotopic and Chemical Evidence from the Nain Plutonic Suite. Journal of Geology 120, 539-558.

GM 06255. 1939. Rapport d'Examen de la Propriété avec Notes Caractéristiques des Gisements de Muscovite. Prepared by Paul D’Aragon for the Québec Department of Mines, Mineral Deposits Branch. 6 pages.

GM 57006. 1995. Compilation Géoscientifique des Indices de Cuivre-Nickel, Région du Saguenay-Lac-St-Jean. Prepared by IOS Services Geoscientifiques Inc. Project 95-066. Assessment Report for Énergie et Ressources Naturelles Québec. 15 pages.

GM 65097. 2009. Rapport Technique et Recommendations, Campagne de Reconnaissance Géologique, Projet Géneration-Grenville. Mines Virginia Inc dated Mars 2010. 75 pages.

GM 67674. 2013. Fall 2011 and Winter 2012 Drilling Program, Titanomagnetite Project. Prepared by Aubin, A., Girard, R. and Martin-Tanguay, B. of IOS Services Geoscientifiques Inc., COREM, Université du Québec à Chicoutimi, ALS Mineral Claims Cormier 32d11. 868 pages and 8 plans.

GM 72942. 2022. Nova G2 Very High Resolution Heliborne Magnetic Survey on the Bégin Project, in Saguenay – Lac Saint-Jean Region, Québec. Prepared for First Phosphate Corp. by NovaTEM Airborne Geophysics, dated September 2022. 28 pages.

GM 73598. 2023. Rapport des Travaux pour 2020 à 2023 sur la propriété Bégin. Ressources Naturelles et Forêts, Québec. 72 pages.

Hébert, C., Cadieux, A.-M. et Van Breemen, O. 2005. Temporal Evolution and Nature of Ti–Fe–P Mineralization in the Anorthosite–Mangerite– Charnockite–Granite (AMCG) Suites of the South-Central Grenville Province, Saguenay – Lac St. Jean Area, Québec, Canada. Canadian Journal of Earth Sciences, 42, 16.

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Hébert, C. and Lacoste, P. 1998. Géologie de la Région de Jonquière-Chicoutimi (22D/06). Service Géologique de Québec, Direction de la Féologie [Secteur des Mines, Ministère des Ressources Naturelles].

Hébert, C., Van Breemen, O. et Cadieux, A.-M. 2009a. Géologie Économique. Dans Région du Réservoir Pipmuacan (SNRC 22E): Synthèse Géologique (p. 31-37). Ressources Naturelles et Faune Québec. http://collections.banq.qc.ca/ark:/52327/1940772

Hébert, C., Van Breemen, O. and Cadieux, A.-M. 2009b. Région du Réservoir Pipmuacan (SNRC 22E): Synthèse Géologique. Ressources naturelles et faune Québec. http://collections.banq.qc.ca/ark:/52327/1940772

Higgins, M. D., Ider, M. and Van Breemen, O. 2002. U–Pb Ages of Plutonism, Wollastonite Formation, and Deformation in the Central Part of the Lac-Saint-Jean Anorthosite Suite. Canadian Journal of Earth Sciences 39, 1093–105.

Intissar, R. and Benahmed, S. 2021. Levé Magnétique et Spectrométrique Aéroporté dans le Secteur du Lac-Saint-Jean Est, Province of Grenville. MERN Report DP 2021-03, 9 pages.

Laurin, A. F. and Sharma, K. N. M. 1972. Geology of the Mistassini River North, Mistassini River South, Peribonca Lake, Pipmuacan Reservoir, Chicoutimi and Baie Saint -Paul Map Areas, Québec: Grenville Project 1965, 1966, 1967. MRNQ, DP 126, 85 pages, 10 maps.

Laurin, A. F. and Sharma, K.N.M. 1975. Région des Rivières Mistassini, Péribonka et Saguenay (Grenville 1965-67). MRNQ, RG 161, 89 pages.

Laverne, C., Grauby, O., Alt, J. C. and Bohn, M. 2006. Hydroschorlomite in Altered Basalts from Hole 1256D, ODP Leg 206: The Transition from Low-Temperature to Hydrothermal Alteration. Geochemistry, Geophysics, Geosystems, 7(10).

P&E. 2022. Technical Report and Initial Mineral Resource Estimate of the Lac Orignal Phosphate Property, Saguenay Region, Northern Québec. Prepared for First Phosphate Corp. dated November 17, 2022. 212 pages.

P&E. 2023. Preliminary Economic Assessment of the Lac à L’Orignal Phosphate Property, Saguenay – Lac Saint-Jean Region, Northern Québec. Prepared for First Phosphate Corp. by P&E Mining Consultants Inc. dated September 11, 2023. 294 pages.

Piccoli, P.M. and Candela, P.A. 2002. Apatite in Igneous Systems. Reviews in Mineralogy and Geochemistry, 48(1), 255-292.

Proust, D., Caillaud, J. and Fontaine, C. 2006. Clay Minerals in Early Amphibole Weathering: Tri-to Dioctahedral Sequence as a Function of Crystallization Sites in the Amphibole. Clays and Clay Minerals, 54(3), 351-362.

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Pufahl, P.K. and Groat, L.A. 2017. Sedimentary and Igneous Phosphate Deposits: Formation and Exploration: An invited paper. Economic Geology 112, 483-516.

Sander Geophysics. 2021. Levé Magnétique et Spectrométrique Aéroporté dans le Secteur du Lac-Saint-Jean Est, Bloc B: Rapport Final. Dated 2 March 2021. 100 pages.

Scoates, J.S. and Mitchell, J.N. 2000. The Evolution of Troctolitic and High Al Basaltic Magmas in Proterozoic Anorthosite Plutonic Suites and Implications for the Voisey’s Bay Massive Sulphide Deposit. Economic Geology 95, 677-701. Scoates, J.S. and Mitchell, J.N. 2000. The Evolution of Troctolitic and High Al Basaltic Magmas in Proterozoic Anorthosite Plutonic Suites and Implications for the Voisey’s Bay Massive Sulphide Deposit. Economic Geology 95, 677-701.

SIGÉOM (2024) Ministère des Ressources Naturelles et des Forêts (2024). SIGÉOM Système d’information géominière. Carte interactive. https://sigeom.mines.gouv.qc.ca/signet/classes/I1108_afchCarteIntr

Singh, P., Banerjee, S., Choudhury, T. R., Bhattacharya, S. and Pande, K. 2023. Distinguishing Celadonite from Glauconite for Environmental Interpretations. A review. Journal of Palaeogeography 12 (2), 179-194.

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

ANTOINE R. YASSA, P.GEO.

I, Antoine R. Yassa, P.Geo. residing at 3602 Rang des Cavaliers, Rouyn-Noranda, Quebec, J0Z 1Y2, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc.

2.	This certificate applies to the Technical Report titled “Technical Report and Initial Mineral Resource Estimate of the Bégin-Lamarche Phosphate Property, Saguenay – Lac Saint-Jean Region, Northern Quėbec”, (The “Technical Report”) with an effective date of September 9, 2024.

3.	I am a graduate of Ottawa University at Ottawa, Ontario with a B. Sc (HONS) in Geological Sciences (1977) with continuous experience as a geologist since 1979. I am a geological consultant currently licensed by the Order of Geologists of Québec (License No 224) and by the Association of Professional Geoscientist of Ontario (License No 1890);

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

●	Minex Geologist (Val d’Or), 3-D Modelling (Timmins), Placer Dome	1993-1995
●	Database Manager, Senior Geologist, West Africa, PDX,	1996-1998
●	Senior Geologist, Database Manager, McWatters Mine	1998-2000
●	Database Manager, Gemcom modelling and Resources Evaluation (Kiena Mine)	2001-2003
●	Database Manager and Resources Evaluation at Julietta Mine, Bema Gold Corp.	2003-2006
●	Consulting Geologist	2006-present

4.	I have visited the Property that is the subject of this Technical Report on April 9, 2024.

5.	I am responsible for Sections 1 to 28 of this Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101. I am independent of the Vendor and the Property.

7.	I have had no prior involvement with the Project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

9.	As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: September 9, 2024

Signing Date: October 31, 2024

{SIGNED AND SEALED}

[Antoine R. Yassa]

Antoine R. Yassa, P.Geo.

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APPENDIX A	DRILL HOLE PLAN

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325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
26 NE
20 NE
16 NE
12 NE
8 NE
4 NE
SECTION REFERENCE LINE
N
PIT OUTLINE
0
100
200
300
400
500
METRES
MINERALIZED DOMAINS PROJECTED TO SURFACE
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
SURFACE DRILL HOLE PLAN
Scale 1:11,000
October 2024

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APPENDIX B	3-D DOMAINS

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BÉGIN-LAMARCHE PROJECT
3D DOMAINS

W
E
N
0
250
500
750
Metres
DOMAINS
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4

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APPENDIX C	LOG NORMAL HISTOGRAMS AND PROBABILITY PLOTS

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Nord-West P2O5
Nord-West FE2O3
Nord-West TIO2
Number of Samples
% (log10 scale)
Frequency
Normal Distribution
P2O5_COM (raw)
FE2O3_COM (raw)
TIO2_COM (raw)
Nord-West P2O5
Nord-West FE2O3
Nord-West TIO2
Cumulative Probability (%)
% (log10 scale)
Prob. Plot (%)

Sud1 P2O5
Sud1 FE2O3
Sud1 TIO2
Number of Samples
% (log10 scale)
Frequency
Normal Distribution
P2O5_COM (raw)
FE2O3_COM (raw)
TIO2_COM (raw)
Sud1 P2O5
Sud1 FE2O3
Sud1 TIO2
Cumulative Probability (%)
% (log10 scale)
Prob. Plot (%)

Sud2 P2O5
Sud2 FE2O3
Sud2 TIO2
Number of Samples
% (log10 scale)
Frequency
Normal Distribution
P2O5_COM (raw)
FE2O3_COM (raw)
TIO2_COM (raw)
Sud2 P2O5
Sud2 FE2O3
Sud2 TIO2
Cumulative Probability (%)
% (log10 scale)
Prob. Plot (%)

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APPENDIX D	VARIOGRAMS

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Nord-East P2O5 major: -70 -> 150 (45)
semi-major: 0 -> 240 (45)
minor: -20 -> 330 (45)
gamma(h)
distance
Variogram model
Variogram model: Spherical
Experimental variogram type: Standard
Sill
Range
Nugget 0.2309255
Structure 1 0.2673138 56.962
Structure 2
Structure 3
Structure 4
Structure 5
Variogram map
Bearing 150.0000
Plunge -70.0000
Dip -0.0000
Anisotropy factors
major / semi-major 1.170
major / minor 1.671
Modeling principal directions.
Normal
Variogram Model
Variogram Structures

Sud2 P2O5 major: -70 -> 305 (45)
semi-major: 0 -> 35 (45)
minor: -20 -> 125 (45)
gamma(h)
distance
Variogram model
Variogram model: Spherical
Experimental variogram type: Standard
Sill
Range
Nugget 0.1113807
Structure 1 0.08047404 66.034
Structure 2
Structure 3
Structure 4
Structure 5
Variogram map
Bearing 305.0000
Plunge -70.0000
Dip 0.0000
Anisotropy factors
major / semi-major 2.419
major / minor 2.940
Modeling principal directions.
Normal
Variogram Model
Variogram Structures

P&E Mining Consultants Inc.	Page 152 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

APPENDIX E	P2O5 BLOCK MODEL CROSS SECTIONS AND PLANS

P&E Mining Consultants Inc.	Page 153 of 197
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SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
SURFACE
OVERBURDEN
PIT OUTLINE
P_2O_5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P_2O_5 BLOCK MODEL CROSS SECTION 4 NE
Scale 1:3,000
October 2024

P&E Mining Consultants Inc.	Page 154 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
SURFACE
OVERBURDEN
PIT OUTLINE
0
50
100
150
200
METRES
P2O5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P2O5 BLOCK MODEL CROSS SECTION 8 NE
Scale 1:3,000
October 2024

P&E Mining Consultants Inc.	Page 155 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
SURFACE
OVERBURDEN
PIT OUTLINE
P_2O_5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P_2O_5 BLOCK MODEL CROSS SECTION 16 NE
Scale 1:3,000
October 2024

P&E Mining Consultants Inc.	Page 156 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

SECTION REFERENCE LINE
400 EL
300 EL
200 EL
100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
BL-24-49
BL-24-67
BL-24-69
BL-24-82
BL-24-62
BL-24-74
P_2O_5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P_2O_5 BLOCK MODEL CROSS SECTION 26 NE
Scale 1:3,000
October 2024

P&E Mining Consultants Inc.	Page 157 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
N
PIT OUTLINE
P₂O₅ %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS
PROJECTED TO PLAN
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
0 100 200 300 400 500
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P₂O₅ BLOCK MODEL PLAN 200 EL
Scale 1:11,000
October 2024

P&E Mining Consultants Inc.	Page 158 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
PIT OUTLINE
PIT OUTLINE
N
0 100 200 300 400 500
METRES
P_2O_5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P_2O_5 BLOCK MODEL PLAN 100 EL
Scale 1:11,000
October 2024

P&E Mining Consultants Inc.	Page 159 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
N
PIT OUTLINE
PIT OUTLINE
PIT OUTLINE
P_2O_5 %
+ 10.0
8.0 - 10.0
6.0 - 8.0
4.0 - 6.0
2.5 - 4.0
0.01 - 2.5
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
0 100 200 300 400 500
METRES
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
P_2O_5 BLOCK MODEL PLAN 0 EL
Scale 1:11,000
October 2024

P&E Mining Consultants Inc.	Page 160 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

APPENDIX F	CLASSIFICATION BLOCK MODEL CROSS SECTIONS AND PLANS

P&E Mining Consultants Inc.	Page 161 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL CROSS SECTION 4 NE
Scale 1:3,000
October 2024

P&E Mining Consultants Inc.	Page 162 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
0
50
100
150
200
METRES
CLASS
INDICATED
INFERRED
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL CROSS SECTION 8 NE
Scale 1:3,000
October 2024

P&E Mining Consultants Inc.	Page 163 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

SECTION REFERENCE LINE
300 EL
200 EL
100 EL
0 EL
-100 EL
SURFACE
OVERBURDEN
PIT OUTLINE
0
50
100
150
200
METRES
CLASS
INDICATED
INFERRED
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL CROSS SECTION 16 NE
Scale 1:3,000
October 2024

P&E Mining Consultants Inc.	Page 164 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

SECTION REFERENCE LINE
400 EL
300 EL
200 EL
100 EL
0 EL
SURFACE
OVERBURDEN
PIT OUTLINE
BL-24-69
BL-24-82
BL-24-62
0
50
100
150
200
METRES
CLASS
INDICATED
INFERRED
MINERALIZED DOMAINS PROJECTED TO SECTION
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL CROSS SECTION 26 NE
Scale 1:3,000
October 2024

P&E Mining Consultants Inc.	Page 165 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
5,401,500 N
N
PIT OUTLINE
0 100 200 300 400 500
METRES
CLASS
INDICATED
INFERRED
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL PLAN 200 EL
Scale 1:11,000
October 2024

P&E Mining Consultants Inc.	Page 166 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
5,401,500 N
PIT OUTLINE
PIT OUTLINE
N
0 100 200 300 400 500
METRES
CLASS
INDICATED
INFERRED
MINERALIZED DOMAINS
PROJECTED TO PLAN
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL PLAN 100 EL
Scale 1:11,000
October 2024

P&E Mining Consultants Inc.	Page 167 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

325,500 E
326,000 E
326,500 E
327,000 E
5,404,000 N
5,403,500 N
5,403,000 N
5,402,500 N
5,402,000 N
5,401,500 N
N
PIT OUTLINE
PIT OUTLINE
PIT OUTLINE
0 100 200 300 400 500
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
FIRST PHOSPHATE CORP.
BÉGIN-LAMARCHE PROJECT
CLASS BLOCK MODEL PLAN 0 EL
Scale 1:11,000
October 2024

P&E Mining Consultants Inc.	Page 168 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

APPENDIX G	OPTIMIZED PIT SHELL

P&E Mining Consultants Inc.	Page 169 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

BÉGIN-LAMARCHE PROJECT
OPTIMIZED PIT SHELL

N
DOMAINS
MONTAGNE
NORD-E
NORD-W
SUD1
SUD2
SUD3
SUD4
0
250
500
750
Metres

P&E Mining Consultants Inc.	Page 170 of 197
First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466

APPENDIX H       CLAIMS LISTING

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2612967	CDC	56.77	2021-06-11	2026-06-10	First Phosphate Corp.	Active	1,200	77	0
2612968	CDC	56.77	2021-06-11	2026-06-10	First Phosphate Corp.	Active	1,200	77	0
2612969	CDC	56.76	2021-06-11	2026-06-10	First Phosphate Corp.	Active	1,200	77	0
2612970	CDC	56.76	2021-06-11	2026-06-10	First Phosphate Corp.	Active	1,200	77	0
2612971	CDC	56.77	2021-06-11	2026-06-10	First Phosphate Corp.	Active	1,200	77	0
2612972	CDC	56.78	2021-06-11	2026-06-10	First Phosphate Corp.	Active	1,200	77	0
2612973	CDC	56.78	2021-06-11	2026-06-10	First Phosphate Corp.	Active	1,200	77	0
2612974	CDC	56.78	2021-06-11	2026-06-10	First Phosphate Corp.	Active	1,200	77	0
2615546	CDC	44.79	2021-07-26	2026-07-25	First Phosphate Corp.	Active	1,200	77	0
2633525	CDC	50.18	2022-01-22	2025-01-21	First Phosphate Corp.	Active	1,200	77	0
2633526	CDC	57.06	2022-01-22	2025-01-21	First Phosphate Corp.	Active	1,200	77	0
2633527	CDC	57.06	2022-01-22	2025-01-21	First Phosphate Corp.	Active	1,200	77	0
2633528	CDC	57.05	2022-01-22	2025-01-21	First Phosphate Corp.	Active	1,200	77	0
2633529	CDC	57.01	2022-01-23	2025-01-22	First Phosphate Corp.	Active	1,200	77	0
2641811	CDC	57.03	2022-03-15	2025-03-14	First Phosphate Corp.	Active	1,200	77	0
2641812	CDC	22.60	2022-03-15	2025-03-14	First Phosphate Corp.	Active	500	39.5	0
2641813	CDC	53.17	2022-03-15	2025-03-14	First Phosphate Corp.	Active	500	77	0
2641814	CDC	34.67	2022-03-15	2025-03-14	First Phosphate Corp.	Active	500	77	0
2641815	CDC	57.05	2022-03-15	2025-03-14	First Phosphate Corp.	Active	500	77	0
2641816	CDC	57.04	2022-03-15	2025-03-14	First Phosphate Corp.	Active	500	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 171 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2644046	CDC	56.79	2022-04-04	2025-04-03	First Phosphate Corp.	Active	1,200	77	1,131
2644047	CDC	56.79	2022-04-04	2025-04-03	First Phosphate Corp.	Active	1,200	77	97,056
2644048	CDC	56.79	2022-04-04	2025-04-03	First Phosphate Corp.	Active	1,200	77	1,131
2644049	CDC	56.78	2022-04-04	2025-04-03	First Phosphate Corp.	Active	1,200	77	321,681
2650165	CDC	1.40	2022-05-26	2025-05-25	First Phosphate Corp.	Active	500	39.5	0
2650166	CDC	50.25	2022-05-26	2025-05-25	First Phosphate Corp.	Active	500	77	0
2655561	CDC	56.80	2022-06-28	2025-06-27	First Phosphate Corp.	Active	1,200	77	1,131
2655562	CDC	56.80	2022-06-28	2025-06-27	First Phosphate Corp.	Active	1,200	77	1,131
2655563	CDC	56.78	2022-06-28	2025-06-27	First Phosphate Corp.	Active	1,200	77	41,299
2655564	CDC	56.78	2022-06-28	2025-06-27	First Phosphate Corp.	Active	1,200	77	95,257
2655565	CDC	56.78	2022-06-28	2025-06-27	First Phosphate Corp.	Active	1,200	77	1,130
2657024	CDC	56.81	2022-07-16	2025-07-15	First Phosphate Corp.	Active	1,200	77	1,131
2657025	CDC	56.81	2022-07-16	2025-07-15	First Phosphate Corp.	Active	1,200	77	1,131
2657026	CDC	56.80	2022-07-16	2025-07-15	First Phosphate Corp.	Active	1,200	77	1,131
2657027	CDC	56.80	2022-07-16	2025-07-15	First Phosphate Corp.	Active	1,200	77	1,131
2658038	CDC	57.08	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658039	CDC	57.08	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658040	CDC	57.08	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658041	CDC	57.08	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658042	CDC	57.08	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658043	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658044	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658045	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658046	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658047	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658048	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 172 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658049	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658050	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658051	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658089	CDC	56.86	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658090	CDC	56.85	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658091	CDC	56.85	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658092	CDC	56.85	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658093	CDC	56.85	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658094	CDC	56.85	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658095	CDC	56.84	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658096	CDC	56.84	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658097	CDC	56.84	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658098	CDC	56.84	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658099	CDC	56.84	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658100	CDC	56.84	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658101	CDC	56.83	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658102	CDC	56.83	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658103	CDC	56.83	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658104	CDC	56.83	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658105	CDC	56.83	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658106	CDC	56.83	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658107	CDC	56.83	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658108	CDC	56.83	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658109	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658110	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658111	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 173 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658112	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658113	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658114	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658115	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658116	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658117	CDC	56.81	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658118	CDC	56.81	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658119	CDC	56.81	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658120	CDC	56.81	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658121	CDC	56.81	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658122	CDC	56.80	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658123	CDC	56.80	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658124	CDC	56.80	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658125	CDC	56.79	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658126	CDC	56.79	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658127	CDC	56.79	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658128	CDC	56.79	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658129	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658136	CDC	57.03	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658137	CDC	57.02	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658138	CDC	57.01	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658139	CDC	57.01	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658140	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658141	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658142	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658143	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 174 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658144	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658145	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658146	CDC	56.99	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658147	CDC	56.99	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658148	CDC	56.99	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658149	CDC	56.78	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658150	CDC	56.78	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658151	CDC	56.77	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658152	CDC	56.77	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658153	CDC	56.77	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658154	CDC	56.77	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	326,463
2658155	CDC	56.77	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	49,093
2658156	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658157	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658158	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658159	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658160	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658161	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658162	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658163	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658164	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658165	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658166	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658167	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658168	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658169	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 175 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658170	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658171	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658172	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658173	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658174	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658175	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658176	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658177	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658178	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658179	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658180	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658362	CDC	57.03	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658363	CDC	57.02	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658364	CDC	57.01	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658365	CDC	57.01	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658366	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658367	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658368	CDC	57.00	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658369	CDC	56.99	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658370	CDC	56.99	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658371	CDC	56.99	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658372	CDC	56.99	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658373	CDC	56.98	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658374	CDC	56.98	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658375	CDC	56.98	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658376	CDC	56.98	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 176 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658377	CDC	56.98	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658378	CDC	56.97	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658379	CDC	56.97	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658380	CDC	56.97	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658381	CDC	56.97	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658382	CDC	56.97	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658383	CDC	56.96	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658384	CDC	56.96	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658385	CDC	56.96	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658386	CDC	56.96	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658387	CDC	56.96	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658388	CDC	56.96	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658389	CDC	56.96	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658390	CDC	56.96	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658391	CDC	56.95	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658392	CDC	56.95	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658393	CDC	56.95	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658394	CDC	56.95	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658395	CDC	56.95	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658396	CDC	56.95	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658397	CDC	56.95	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658398	CDC	56.79	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658399	CDC	56.79	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658400	CDC	56.79	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658441	CDC	57.06	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658442	CDC	57.06	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 177 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658443	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658444	CDC	57.05	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658445	CDC	57.04	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658446	CDC	57.07	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658447	CDC	36.49	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658448	CDC	57.04	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658449	CDC	57.02	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658450	CDC	54.35	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658451	CDC	38.55	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658452	CDC	57.02	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658453	CDC	57.02	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658454	CDC	57.03	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658455	CDC	57.03	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658456	CDC	56.92	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658457	CDC	56.92	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658458	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658459	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658460	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658461	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658462	CDC	56.90	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658463	CDC	56.90	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658464	CDC	56.90	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658465	CDC	56.90	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658466	CDC	56.89	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658467	CDC	56.89	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658468	CDC	56.89	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 178 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658469	CDC	56.89	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658470	CDC	56.88	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658471	CDC	56.88	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658472	CDC	56.88	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658473	CDC	56.88	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658474	CDC	56.87	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658475	CDC	56.87	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658476	CDC	56.87	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658477	CDC	56.86	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658478	CDC	56.86	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658479	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658480	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658481	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658482	CDC	56.76	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658483	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658484	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658485	CDC	56.75	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658486	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658487	CDC	56.74	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658488	CDC	56.73	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658489	CDC	56.73	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658490	CDC	56.73	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658491	CDC	56.73	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658492	CDC	56.73	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658493	CDC	56.73	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658494	CDC	56.73	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 179 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658495	CDC	56.73	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658561	CDC	56.94	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658562	CDC	56.94	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658563	CDC	56.94	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658564	CDC	56.94	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658565	CDC	56.94	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658566	CDC	56.94	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658567	CDC	56.94	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658568	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658569	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658570	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658571	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658572	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658573	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658574	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658575	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658576	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658577	CDC	56.93	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658578	CDC	56.92	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658579	CDC	56.92	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658580	CDC	56.92	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658581	CDC	56.92	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658582	CDC	56.92	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658583	CDC	56.92	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658584	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658585	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 180 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658586	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658587	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658588	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658589	CDC	56.91	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658590	CDC	56.90	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658591	CDC	56.90	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658592	CDC	56.90	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658593	CDC	56.90	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658594	CDC	56.86	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658595	CDC	56.86	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658596	CDC	56.86	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658597	CDC	56.85	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	0
2658598	CDC	56.82	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658599	CDC	56.81	2022-07-27	2025-07-26	First Phosphate Corp.	Active	1,200	77	1,131
2658744	CDC	57.08	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658745	CDC	57.07	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658746	CDC	57.07	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658747	CDC	57.07	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658748	CDC	57.06	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658749	CDC	57.06	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658750	CDC	57.05	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658751	CDC	57.05	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658752	CDC	57.04	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658753	CDC	57.04	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658754	CDC	57.04	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658755	CDC	57.04	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 181 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658756	CDC	57.03	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658757	CDC	57.01	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658758	CDC	57.01	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658759	CDC	57.0	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658760	CDC	57.0	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658761	CDC	56.99	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658762	CDC	56.99	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658763	CDC	56.98	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658764	CDC	56.98	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658765	CDC	56.97	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658766	CDC	56.97	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658767	CDC	56.86	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658768	CDC	56.86	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658769	CDC	56.86	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658770	CDC	56.86	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658771	CDC	56.86	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658772	CDC	56.86	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658773	CDC	56.86	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658774	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658775	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658776	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658777	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658778	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658779	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658780	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658781	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 182 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2658782	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658783	CDC	56.85	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658784	CDC	56.84	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658785	CDC	56.99	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658786	CDC	56.99	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2658787	CDC	56.99	2022-07-28	2025-07-27	First Phosphate Corp.	Active	1,200	77	0
2659296	CDC	57.03	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659297	CDC	57.02	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659298	CDC	57.02	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659299	CDC	57.01	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659300	CDC	57.01	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659301	CDC	57.00	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659302	CDC	57.00	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659303	CDC	56.90	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659304	CDC	56.90	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659305	CDC	56.89	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659306	CDC	56.85	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659307	CDC	56.84	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659308	CDC	56.83	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659309	CDC	56.83	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659310	CDC	56.82	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659311	CDC	56.82	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659312	CDC	56.81	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659313	CDC	56.81	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659314	CDC	56.81	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659315	CDC	56.80	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 183 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2659316	CDC	56.80	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659317	CDC	56.80	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659318	CDC	56.80	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659319	CDC	56.79	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659320	CDC	56.79	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659321	CDC	56.79	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659322	CDC	56.78	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659323	CDC	56.78	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659324	CDC	56.78	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659325	CDC	56.78	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659326	CDC	56.77	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659327	CDC	56.77	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659328	CDC	56.77	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659329	CDC	56.77	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659330	CDC	56.76	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659331	CDC	56.76	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659332	CDC	56.76	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659340	CDC	56.83	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659341	CDC	56.82	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659342	CDC	56.81	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659343	CDC	56.81	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659344	CDC	56.8	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659345	CDC	56.8	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659346	CDC	56.81	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659347	CDC	56.81	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659348	CDC	56.81	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 184 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2659349	CDC	56.8	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659350	CDC	56.8	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659351	CDC	56.8	2022-07-31	2025-07-30	First Phosphate Corp.	Active	1,200	77	0
2659361	CDC	56.89	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659362	CDC	56.89	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659363	CDC	56.88	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659364	CDC	56.88	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659365	CDC	56.88	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659366	CDC	56.87	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659367	CDC	56.87	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659368	CDC	56.87	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659369	CDC	56.87	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659370	CDC	56.85	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659371	CDC	56.85	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659372	CDC	56.85	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659373	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659374	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659375	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659376	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659377	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659378	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659379	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659380	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659381	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659382	CDC	56.84	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659383	CDC	56.83	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	1,131

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 185 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2659384	CDC	56.83	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	1,131
2659385	CDC	56.83	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	1,131
2659386	CDC	56.83	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	1,131
2659387	CDC	56.83	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659388	CDC	56.83	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659389	CDC	56.82	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659390	CDC	56.82	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	1,131
2659391	CDC	56.82	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659392	CDC	56.82	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659393	CDC	56.81	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659394	CDC	56.81	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659395	CDC	56.81	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659396	CDC	56.81	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659397	CDC	56.8	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659398	CDC	56.8	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659399	CDC	56.8	2022-08-01	2025-07-31	First Phosphate Corp.	Active	1,200	77	0
2659782	CDC	57.04	2022-08-09	2025-08-08	First Phosphate Corp.	Active	1,200	77	0
2659783	CDC	57.04	2022-08-09	2025-08-08	First Phosphate Corp.	Active	1,200	77	0
2659784	CDC	57.04	2022-08-09	2025-08-08	First Phosphate Corp.	Active	1,200	77	0
2659785	CDC	57.03	2022-08-09	2025-08-08	First Phosphate Corp.	Active	1,200	77	0
2659928	CDC	56.83	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659929	CDC	56.83	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659930	CDC	56.83	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659931	CDC	56.82	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659932	CDC	56.82	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659933	CDC	56.82	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 186 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2659934	CDC	56.81	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659935	CDC	56.81	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659936	CDC	56.81	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659937	CDC	56.81	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659938	CDC	56.81	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659939	CDC	56.81	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659940	CDC	56.80	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659941	CDC	56.80	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659942	CDC	56.80	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659943	CDC	56.80	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659944	CDC	56.80	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659945	CDC	56.80	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2659946	CDC	56.80	2022-08-10	2025-08-09	First Phosphate Corp.	Active	1,200	77	0
2661418	CDC	56.98	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661419	CDC	36.27	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661420	CDC	55.00	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661421	CDC	45.00	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661422	CDC	56.18	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661423	CDC	41.82	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661424	CDC	54.01	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661425	CDC	28.34	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661426	CDC	45.82	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661427	CDC	40.58	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661428	CDC	48.55	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661429	CDC	50.70	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661432	CDC	50.82	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 187 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2661433	CDC	51.19	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661434	CDC	47.49	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661435	CDC	35.22	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661436	CDC	50.43	2022-08-29	2025-08-28	First Phosphate Corp.	Active	1,200	77	0
2661446	CDC	18.98	2022-08-29	2025-08-28	First Phosphate Corp.	Active	500	39.5	0
2661447	CDC	0.18	2022-08-29	2025-08-28	First Phosphate Corp.	Active	500	39.5	0
2663495	CDC	56.89	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663496	CDC	56.89	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663497	CDC	56.88	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663498	CDC	56.88	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663499	CDC	56.88	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663500	CDC	56.87	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663501	CDC	56.87	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663502	CDC	56.87	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663503	CDC	56.86	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663504	CDC	56.86	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663505	CDC	56.86	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663506	CDC	56.86	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663507	CDC	56.86	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663508	CDC	56.86	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663509	CDC	56.86	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663510	CDC	56.85	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663511	CDC	56.85	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663512	CDC	56.85	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663513	CDC	56.84	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663514	CDC	56.84	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 188 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2663515	CDC	56.84	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663516	CDC	56.84	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663517	CDC	56.83	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663518	CDC	56.83	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663519	CDC	56.83	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663520	CDC	56.83	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663521	CDC	56.83	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663522	CDC	56.83	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663523	CDC	56.83	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663524	CDC	56.82	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663525	CDC	56.82	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663526	CDC	56.82	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663527	CDC	56.82	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663528	CDC	56.82	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2663529	CDC	56.82	2022-09-13	2025-09-12	First Phosphate Corp.	Active	1,200	77	0
2664312	CDC	57.08	2022-09-16	2025-09-15	First Phosphate Corp.	Active	1,200	77	0
2664313	CDC	57.08	2022-09-16	2025-09-15	First Phosphate Corp.	Active	1,200	77	0
2664314	CDC	57.08	2022-09-16	2025-09-15	First Phosphate Corp.	Active	1,200	77	0
2664315	CDC	57.08	2022-09-16	2025-09-15	First Phosphate Corp.	Active	1,200	77	0
2664316	CDC	57.08	2022-09-16	2025-09-15	First Phosphate Corp.	Active	1,200	77	0
2667056	CDC	57.15	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667057	CDC	57.15	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667058	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667059	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667060	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667061	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 189 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2667062	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667063	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667064	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667065	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667066	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667067	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667068	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667069	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667070	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667071	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667072	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667073	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667074	CDC	57.08	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667075	CDC	57.08	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667076	CDC	57.08	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667077	CDC	57.08	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667078	CDC	57.08	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667079	CDC	57.08	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667080	CDC	57.16	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667081	CDC	57.16	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667082	CDC	57.16	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667083	CDC	57.16	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667084	CDC	57.15	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667085	CDC	57.15	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667086	CDC	57.15	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667087	CDC	57.15	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 190 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2667088	CDC	57.15	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667089	CDC	57.15	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667090	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667091	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667092	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667093	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667094	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667095	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667096	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667097	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667098	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667099	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667100	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667101	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667102	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667103	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667104	CDC	57.13	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667105	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667106	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667107	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667108	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667109	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667110	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667111	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667112	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667113	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 191 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2667114	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667115	CDC	57.12	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667116	CDC	57.11	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667117	CDC	57.11	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667118	CDC	57.11	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667119	CDC	57.11	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667120	CDC	57.07	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667121	CDC	57.07	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667122	CDC	56.93	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667123	CDC	56.93	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667124	CDC	56.92	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667125	CDC	56.92	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667126	CDC	56.90	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667127	CDC	56.90	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667128	CDC	56.89	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667129	CDC	56.89	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667130	CDC	56.89	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667131	CDC	56.89	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667132	CDC	56.89	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667133	CDC	56.88	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667134	CDC	56.88	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667135	CDC	56.88	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667136	CDC	56.87	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667137	CDC	56.87	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667138	CDC	56.87	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667139	CDC	56.87	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 192 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2667140	CDC	56.86	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667141	CDC	56.86	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667142	CDC	56.86	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667143	CDC	56.86	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667144	CDC	56.85	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667145	CDC	56.85	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667146	CDC	56.85	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667147	CDC	56.85	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667148	CDC	56.84	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667149	CDC	56.84	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667150	CDC	56.84	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667151	CDC	56.84	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667152	CDC	56.83	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667153	CDC	56.83	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667154	CDC	56.83	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667155	CDC	56.83	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667156	CDC	56.82	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667157	CDC	56.82	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667158	CDC	56.82	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667159	CDC	56.81	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667160	CDC	56.81	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667161	CDC	56.80	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667162	CDC	56.95	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667163	CDC	56.95	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667164	CDC	56.95	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667165	CDC	56.95	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 193 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2667166	CDC	56.95	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667167	CDC	56.94	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667168	CDC	56.94	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667169	CDC	56.94	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667170	CDC	56.94	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667171	CDC	56.94	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667172	CDC	56.93	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667173	CDC	56.93	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667174	CDC	56.93	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667175	CDC	56.92	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667176	CDC	56.92	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667177	CDC	56.92	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667178	CDC	56.92	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667179	CDC	56.91	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667180	CDC	56.91	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667181	CDC	56.91	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667182	CDC	56.91	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667183	CDC	56.91	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667184	CDC	56.91	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667185	CDC	56.91	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667186	CDC	56.90	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667187	CDC	56.90	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667188	CDC	56.90	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667189	CDC	56.90	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667190	CDC	56.90	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667191	CDC	56.89	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 194 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2667192	CDC	56.89	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667193	CDC	56.88	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667194	CDC	56.88	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667195	CDC	56.88	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667196	CDC	56.88	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667197	CDC	56.88	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667198	CDC	56.87	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667199	CDC	56.87	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667200	CDC	56.87	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667201	CDC	56.86	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667315	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667316	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667317	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667318	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667319	CDC	57.14	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667320	CDC	57.11	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667321	CDC	57.11	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667322	CDC	57.11	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667323	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667324	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667325	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667326	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667327	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667328	CDC	57.10	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667329	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667330	CDC	57.09	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 195 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2667331	CDC	57.08	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667332	CDC	57.08	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2667333	CDC	56.87	2022-09-20	2025-09-19	First Phosphate Corp.	Active	1,200	77	0
2672519	CDC	56.82	2022-09-27	2025-09-26	First Phosphate Corp.	Active	1,200	77	0
2673454	CDC	57.05	2022-09-29	2025-09-28	First Phosphate Corp.	Active	1,200	77	0
2673455	CDC	37.37	2022-09-29	2025-09-28	First Phosphate Corp.	Active	1,200	77	0
2674220	CDC	57.05	2022-09-30	2025-09-29	First Phosphate Corp.	Active	1,200	77	0
2691824	CDC	41.47	2022-11-23	2025-11-22	First Phosphate Corp.	Active	1,200	77	0
2691825	CDC	0.21	2022-11-23	2025-11-22	First Phosphate Corp.	Active	500	39.5	0
2824401	CDC	56.83	2024-04-04	2027-04-03	First Phosphate Corp.	Active	1,200	77	0
2824402	CDC	56.83	2024-04-04	2027-04-03	First Phosphate Corp.	Active	1,200	77	0
2824403	CDC	56.83	2024-04-04	2027-04-03	First Phosphate Corp.	Active	1,200	77	0
2827259	CDC	56.80	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827260	CDC	56.80	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827261	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827262	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827263	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827264	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827265	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827266	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827267	CDC	56.79	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827268	CDC	56.78	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827269	CDC	56.78	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827270	CDC	56.78	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827271	CDC	56.78	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827272	CDC	56.77	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 196 of 197

Table Appendix H.1 Bégin-Lamarche Property Claims Information* (27 pages)
Title No	Title Type	Area (ha)	Registration Date	Expiry Date	Titleholder (100%)	Status	Required Work (CAD$)	Required Fees (CAD$)	Excess Work (CAD$)
2827273	CDC	56.77	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827274	CDC	56.76	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2827275	CDC	56.76	2024-05-20	2027-05-19	First Phosphate Corp.	Active	1,200	77	0
2597636	CDC	56.82	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597637	CDC	56.82	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597638	CDC	56.82	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597639	CDC	56.82	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597640	CDC	56.81	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597641	CDC	56.81	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597642	CDC	56.81	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597643	CDC	56.81	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597644	CDC	56.81	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597645	CDC	56.80	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597646	CDC	56.80	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597647	CDC	56.80	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597648	CDC	56.80	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2597649	CDC	56.80	2021-02-07	2026-02-06	First Phosphate Corp.	Active	1,200	77	3,884
2659191	CDC	56.83	2022-07-30	2025-07-29	First Phosphate Corp.	Active	1,200	77	0

* Claims information effective September 9, 2024

P&E Mining Consultants Inc. First Phosphate Corp., Bégin-Lamarche Phosphate Property, Report No. 466	Page 197 of 197